Exhibit 99.3

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the company.

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and reflect Management’s best estimates and judgments based on currently available information. The company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.

The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

Jamie C. Sokalsky
Executive Vice President and Chief Financial Officer
Toronto, Canada February 15, 2012

BARRICK YEAR END 2011	81	MANAGEMENT’S RESPONSIBILITY

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.

Barrick’s management assessed the effectiveness of the company’s internal control over financial reporting as at December 31, 2011. Barrick’s Management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on Barrick management’s assessment, Barrick’s internal control over financial reporting is effective as at December 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 has been audited by PricewaterhouseCoopers LLP, Chartered Accountants, as stated in their report which is located on pages 83 - 85 of Barrick’s 2011 Annual Financial Statements.

BARRICK YEAR END 2011	82	MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

February 15, 2012

Independent Auditor’s Report

To the Shareholders of

Barrick Gold Corporation

We have completed an integrated audit of Barrick Gold Corporation’s 2011 consolidated financial statements and its internal control over financial reporting as at December 31, 2011 and an audit of its 2010 consolidated financial statements. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Barrick Gold Corporation, which comprise the consolidated balance sheets as at December 31, 2011, December 31, 2010 and January 1, 2010 and the consolidated statements of income, cash flow, changes in equity and comprehensive income for the years ended December 31, 2011 and December 31, 2010, and the related notes, which include a summary of significant accounting policies.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

BARRICK YEAR END 2011	83	INDEPENDENT AUDITOR’S REPORT

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Barrick Gold Corporation as at December 31, 2011, December 31, 2010 and January 1, 2010 and its financial performance and its cash flows for the years ended December 31, 2011 and December 31, 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Barrick Gold Corporation’s internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control Over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention

BARRICK YEAR END 2011	84	INDEPENDENT AUDITOR’S REPORT

or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Barrick Gold Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by COSO.

(Signed) “PricewaterhouseCoopers LLP”

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

BARRICK YEAR END 2011	85	INDEPENDENT AUDITOR’S REPORT

Consolidated Statements of Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)
	2011	2010

Revenue (notes 5 and 6)	$14,312	$11,001
Costs and expenses
Cost of sales (notes 5 and 7)	6,316	5,162
Corporate administration	166	156
Exploration and evaluation (notes 5 and 8)	346	229
Other expense (note 9a)	576	455
Impairment charges (reversals) (note 9b)	235	(73)
	7,639	5,929
Other income (note 9c)	248	116
Income (loss) from equity investees (note 14a)	8	(24)
Gain on non-hedge derivatives (note 22e)	81	69
Income before finance items and income taxes	7,010	5,233
Finance items (note 12)
Finance income	13	14
Finance costs	(199)	(180)
Income before income taxes	6,824	5,067
Income tax expense (note 10)	(2,287)	(1,561)
Income from continuing operations	4,537	3,506
Income from discontinued operations (note 4g)	-	124
Net income	$4,537	$3,630
Attributable to:
Equity holders of Barrick Gold Corporation	$4,484	$3,582
Non-controlling interests (note 29)	$53	$48
	4,537	3,630

Earnings per share data attributable to the equity holders of Barrick Gold Corporation (note 11)
Income from continuing operations
Basic	$4.49	$3.50
Diluted	$4.48	$3.47
Income from discontinued operations
Basic	$-	$0.13
Diluted	$-	$0.12
Net income
Basic	$4.49	$3.63
Diluted	$4.48	$3.59

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2011	86	FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars, except per share data)
	2011	2010
Net income	$4,537	$3,630

Other comprehensive income, net of taxes
Unrealized gains (losses) on available-for-sale (“AFS”) financial securities, net of tax $9, $5	(91)	64
Realized (gains) losses and impairments on AFS financial securities, net of tax $5, $1	36	(11)
Unrealized gains on derivative investments designated as cash flow hedges, net of tax $41, $131	370	518
Realized (gains) on derivative investments designated as cash flow hedges, net of tax $93, $22	(413)	(88)
Actuarial (losses) on post employment benefit obligations, net of tax $13, $nil	(22)	(2)
Currency translation adjustments gain (loss), net of tax $nil, $nil	(36)	14
Total other comprehensive income (loss)	(156)	495
Total comprehensive income	$4,381	$4,125
Attributable to:

Equity holders of Barrick Gold Corporation	$4,328	$4,077

Non-controlling interests	$53	$48

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2011	87	FINANCIAL STATEMENTS

Consolidated Statements of Cash Flow

Barrick Gold Corporation
For the years ended December 31 (in millions of United States dollars)
	2011	2010
OPERATING ACTIVITIES
Net income	$4,537	$3,630
Adjustments for the following items:
Depreciation	1,419	1,212
Accretion	52	21
Impairment charges (reversals) (note 9b)	235	(73)
Income tax expense (note 10)	2,287	1,561
Increase in inventory	(708)	(381)
Gain on sale/acquisition of long-lived assets/investments	(229)	(79)
Other operating activities (note 13a)	(173)	(421)
Operating cash flows before interest and income taxes	7,420	5,470
Gross interest paid	(137)	(153)
Income taxes paid	(1,968)	(732)
Net cash provided by operating activities	5,315	4,585
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(4,973)	(3,778)
Sales proceeds	48	61
Acquisitions (note 4)	(7,677)	(813)
Investments
Purchases	(72)	(61)
Sales	80	15
Other investing activities (note 13b)	(233)	(54)
Net cash used in investing activities	(12,827)	(4,630)
FINANCING ACTIVITIES
Proceeds on exercise of stock options	57	127
Proceeds from public issuance of common shares by a subsidiary (note 4e)	-	884
Long-term debt
Proceeds	6,648	782
Repayments	(380)	(149)
Dividends	(509)	(436)
Funding from non-controlling interests	403	114
Deposit on silver sale agreement (note 26)	138	137
Other financing activities (note 13c)	(66)	(25)
Net cash provided by financing activities	6,291	1,434
Effect of exchange rate changes on cash and equivalents	(2)	15
Net increase (decrease) in cash and equivalents	(1,223)	1,404
Cash and equivalents at beginning of year (note 22a)	3,968	2,564
Cash and equivalents at the end of year (note 22a)	$2,745	$3,968

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2011	88	FINANCIAL STATEMENTS

Consolidated Balance Sheets

Barrick Gold Corporation (in millions of United States dollars)	As at December 31	As at December 31	As at January 1
	2011	2010	2010
ASSETS
Current assets
Cash and equivalents (note 22a)	$2,745	$3,968	$2,564
Accounts receivable (note 16)	426	370	259
Inventories (note 15)	2,498	1,798	1,488
Other current assets (note 16)	876	935	518
Total current assets (excluding assets classified as held for sale)	6,545	7,071	4,829
Assets classified as held for sale	-	-	100
Total current assets	6,545	7,071	4,929

Non-current assets
Equity in investees (note 14a)	440	396	1,124
Other investments (note 14b)	161	171	62
Property, plant and equipment (note 17)	28,979	17,890	13,378
Goodwill (note 18a)	9,626	6,096	5,197
Intangible assets (note 18b)	569	475	275
Deferred income tax assets (note 27)	409	625	601
Non-current portion of inventory (note 15)	1,153	1,040	709
Other assets (note 19)	1,002	873	649
Total assets	$48,884	$34,637	$26,924
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 20)	2,083	1,511	1,221
Debt (note 22b)	196	14	54
Current income tax liabilities	306	550	104
Other current liabilities (note 21)	326	416	366
Total current liabilities (excluding liabilities classified as held for sale)	2,911	2,491	1,745
Liabilities classified as held for sale	-	-	49
Total current liabilities	2,911	2,491	1,794

Non-current liabilities
Debt (note 22b)	13,173	6,624	6,124
Provisions (note 24)	2,326	1,768	1,408
Deferred income tax liabilities (note 27)	4,231	1,971	960
Other liabilities (note 26)	689	566	884
Total liabilities	23,330	13,420	11,170
Equity
Capital stock (note 28)	17,892	17,820	17,392
Retained earnings (deficit)	4,562	609	(2,535)
Accumulated other comprehensive income	595	729	232
Other	314	314	143
Total equity attributable to Barrick Gold Corporation shareholders	23,363	19,472	15,232
Non-controlling interests (note 29)	2,191	1,745	522
Total equity	25,554	21,217	15,754
Contingencies and commitments (notes 17 and 33)
Total liabilities and equity	$48,884	$34,637	$26,924

The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

Aaron Regent, Director	Steven J. Shapiro, Director

BARRICK YEAR-END 2011	89	FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

Barrick Gold Corporation	Attributable to equity holders of the company
(in millions of United States dollars)	Common Shares (in thousands)	Capital stock	Retained earnings (deficit)	Accumulated other comprehensive income (loss)	Other[1]	Total equity attributable to shareholders	Non-controlling interests	Total equity
At January 1, 2011	998,500	$17,820	$609	$729	$314	$19,472	$1,745	$21,217
Net income	-	-	4,484	-	-	4,484	53	4,537
Total other comprehensive income (loss)	-	-	(22)	(134)	-	(156)	-	(156)
Total comprehensive income	998,500	$-	$4,462	$(134)	$-	$4,328	$53	$4,381
Transactions with owners
Dividends	-	-	(509)	-	-	(509)	-	(509)
Issued on exercise of stock options	1,923	57	-	-	-	57	-	57
Recognition of stock option expense	-	15	-	-	-	15	-	15
Funding from non-controlling interests	-	-	-	-	-	-	403	403
Other decrease in non-controlling interests	-	-	-	-	-	-	(10)	(10)
Total transactions with owners	1,923	$72	$(509)	$-	$-	$(437)	$393	$(44)
At December 31, 2011	1,000,423	$17,892	$4,562	$595	$314	$23,363	$2,191	$25,554

At January 1, 2010	984,328	$17,392	$(2,535)	$232	$143	$15,232	$522	$15,754
Net income	-	-	3,582	-	-	3,582	48	3,630
Total other comprehensive income (loss)	-	-	(2)	497	-	495	-	495
Total comprehensive income	984,328	$-	$3,580	$497	$-	$4,077	$48	$4,125
Transactions with owners						-
Dividends	-	-	(436)	-	-	(436)	-	(436)
Issued on conversion of debentures	9,381	294	-	-	-	294	-	294
Issued on exercise of stock options	4,791	127	-	-	-	127	-	127
Recognition of stock option expense	-	7	-	-	-	7	-	7
Recognized on initial public offering of African Barrick
Gold (note 4e)	-	-	-	-	171	171	-	171
Funding from non-controlling interests	-	-	-	-	-	-	114	114
Other increase in non-controlling interests	-	-	-	-	-	-	1,061	1,061
Total transactions with owners	14,172	$428	$(436)	$-	$171	$163	$1,175	$1,338
At December 31, 2010	998,500	$17,820	$609	$729	$314	$19,472	$1,745	$21,217

[1]

Includes additional paid-in capital as at December 31, 2011: $276 million (December 31, 2010: $276 million; January 1, 2010: $ nil) and convertible borrowings - equity component as at December 31, 2011: $38 million (December 31, 2010: $38 million; January 1, 2010: $143 million).

The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2011	90	FINANCIAL STATEMENTS

NOTES TO CONSOLIDATED

FINANCIAL STATEMENTS

Barrick Gold Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to C$, A$, ZAR, CLP, PGK, TZS, JPY, ARS, GBP, EUR and ZMK are to Canadian dollars, Australian dollars, South African rand, Chilean pesos, Papua New Guinea kina, Tanzanian schillings, Japanese yen, Argentinean pesos, British Pound Sterling, Euros and Zambian Kwacha, respectively.

1 > CORPORATE INFORMATION

Barrick Gold Corporation (“Barrick” or the “Company”) is a corporation governed by the Business Corporation Act (Ontario). The Company’s head and registered office is located at Brookfield Place, TD Canada Trust Tower, 161 Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. We are principally engaged in the production and sale of gold and copper, as well as related activities such as exploration and mine development. We also hold interests in oil and gas properties located in Canada. Our producing gold mines are concentrated in three regional business units (“RBU”): North America, South America, and Australia Pacific. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a company listed on the London Stock Exchange that owns gold mines and exploration properties in Africa. Our Copper business unit contains producing copper mines located in Chile and Zambia and a mine under construction located in Saudi Arabia. We sell our gold and copper production into the world market.

2 > SIGNIFICANT ACCOUNTING POLICIES

A)	Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of derivative contracts and certain financial assets. The policies applied in these financial statements are based on IFRSs in effect as at February 15, 2012, the date the Board of Directors approved these consolidated financial statements for issue.

Prior to the adoption of IFRS, our primary financial statements were prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Disclosure of our elected transition exemptions and reconciliation and explanation of accounting policy differences compared to US GAAP have been provided in Note 3 to these consolidated financial statements.

B)	Basis of Preparation

Subsidiaries

These consolidated financial statements include the accounts of Barrick and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control. Control is achieved when we have the power to govern the financial and operating policies of the entity. Control is normally achieved through ownership, directly or indirectly, of more than 50 percent of the voting power. Control can also be achieved through power over more than half of the voting rights by virtue of an agreement with other investors or through the exercise of de facto control. For non wholly-owned subsidiaries, the net assets attributable to outside equity shareholders are presented as “non-controlling interests” in the equity section of the consolidated balance sheet. Profit for the period that is attributable to non-controlling interests is calculated based on the ownership of the minority shareholders in the subsidiary.

Joint Ventures

A joint venture is a contractual arrangement whereby two or more parties undertake an economic activity that is subject to joint control. Joint control is the contractually agreed sharing of control such that significant operating and financial decisions require the unanimous consent of the parties sharing control. Our joint ventures consist of jointly controlled assets (“JCAs”) and jointly controlled entities (“JCEs”).

A JCA is a joint venture in which the venturers have control over the assets contributed to or acquired for the purposes of the joint venture. JCAs do not involve the establishment of a corporation, partnership or other entity. The participants in a JCA derive benefit from the joint activity through a share of production, rather than by receiving a share of the net operating results. Our proportionate interest in the assets, liabilities, revenues, expenses, and cash flows of JCAs are incorporated into the consolidated financial statements under the appropriate headings.

A JCE is a joint venture that involves the establishment of a corporation, partnership or other entity in which each venturer has a long-term interest. We account for our interests in JCEs using the equity method of accounting.

BARRICK YEAR END 2011	91	NOTES TO FINANCIAL STATEMENTS

On acquisition, an equity method investment is initially recognized at cost. The carrying amount of equity method investments includes goodwill identified on acquisition, net of any accumulated impairment losses. The carrying amount is adjusted by our share of post- acquisition net income or loss, depreciation, amortization or impairment of the fair value adjustments made at the date of acquisition, dividends and our share of post-acquisition movements in Other Comprehensive Income (“OCI”).

Associates

An associate is an entity over which the investor has significant influence but not control and that is neither a subsidiary nor an interest in a joint venture. Significant influence is presumed to exist where the Company has between 20 percent and 50 percent of the voting rights, but can also arise where the Company has less than 20 percent if we have the power to be actively involved and influential in policy decisions affecting the entity. Our share of the net assets and net income or loss are accounted for in the consolidated financial statements using the equity method of accounting.

Consolidation Method at December 31, 2011

Outlined below are the accounting methods used for entities other than 100% owned Barrick subsidiaries:

	Entity type at December 31, 2011	Economic interest at December 31, 2011[1]	Method
Marigold Mine	JCA	33%	Proportional
Round Mountain Mine	JCA	50%	Proportional
Turquoise Ridge Mine	JCA	75%	Proportional
Kalgoorlie Mine	JCA	50%	Proportional
Porgera Mine	JCA	95%	Proportional
African Barrick Gold plc[2,3]	Subsidiary, publicly traded	73.9%	Consolidation
Pueblo Viejo Project[3]	Subsidiary	60%	Consolidation
Cerro Casale Project[3]	Subsidiary	75%	Consolidation
Donlin Gold Project[5]	JCE	50%	Equity Method
Reko Diq Project[4,5]	JCE	37.5%	Equity Method
Kabanga Project[5]	JCE	50%	Equity Method
Highland Gold Plc	Associate, publicly traded	20.4%	Equity Method

[1]	Unless otherwise noted, all of our joint ventures are funded by contributions made by their partners in proportion to their economic interest.
[2]

In 2010, we completed an initial public offering (“IPO”) for a non-controlling interest in our African gold mining operations. As a result of this transaction, our economic interest in the North Mara, Bulyanhulu and Buzwagi gold mines was reduced from 100% to 73.9% and our economic interest in the Tulawaka gold mine was reduced from 70% to 51.7%.

[3]	We consolidate our interests in Pueblo Viejo, Cerro Casale and ABG and record a non-controlling interest for the 40%, 25% and 26.1%, respectively, that we do not own.
[4]	We hold a 50% interest in Atacama Copper, which has a 75% interest in the Reko Diq project.
[5]

Our jointly controlled entities are all early stage exploration projects and, as such, do not have any significant assets, liabilities, income, contractual commitments or contingencies. Expenses are recognized through our equity pick-up (loss). Refer to note 14 for further details.

C)	Business Combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustments to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred.

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized before the end of the twelve month measurement period, the adjustment is allocated to the identifiable assets and liabilities acquired. Subsequent changes to the estimated fair value of contingent consideration are recorded in the consolidated statement of income.

When the cost of the acquisition exceeds the fair values of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to Barrick’s share of the identifiable net assets exceeds the cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.

BARRICK YEAR END 2011	92	NOTES TO FINANCIAL STATEMENTS

Non-controlling interests represent the fair value of net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity section of the consolidated balance sheet.

When control of a subsidiary is acquired in stages, its carrying value prior to the change in control is compared with the fair value of the identifiable net assets at the date of the change of control. If fair value is greater than/less than carrying value, a gain/loss is recorded in the consolidated statement of income.

D)	Discontinued Operations

A discontinued operation is a component of the Company that can be clearly distinguished from the rest of the Company, both operationally and for financial reporting purposes, and is expected to be recovered primarily through sale rather than continuing use. The assets and liabilities are presented as held for sale in the consolidated balance sheet when the sale is highly probable, the asset or disposal group is available for immediate sale in its present condition and management is committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification. Results of operations and any gain or loss from disposal are excluded from earnings before finance items and tax and are reported separately as Income from discontinued operations.

E)	Foreign Currency Translation

The functional currency of the Company, for each subsidiary of the Company, and for joint ventures and associates, is the currency of the primary economic environment in which it operates. The functional currency of our gold and copper operations is the US dollar. We translate non-US dollar balances for these operations into US dollars as follows:

•	Property, plant and equipment (“PP&E”), intangible assets and equity method investments using historical rates;
•	Available-for-sale securities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in OCI;
•	Deferred tax assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in income tax expense;
•	Other assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in other income/expense; and
•	Income and expenses using the average exchange rate for the period, except for expenses that relate to non-monetary assets and liabilities measured at historical rates, which are translated using the same historical rate as the associated non-monetary assets and liabilities.

The functional currency of our Canadian oil and gas operations is the Canadian dollar. We translate non-US dollar balances related to these operations into US dollars as follows:

•	Assets and liabilities using the closing exchange rate as at the balance sheet date with translation gains and losses recorded in OCI; and
•	Income and expense using the average exchange rate for the period with translation gains and losses recorded in OCI.

F)	Revenue Recognition

We record revenue when evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;
•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
•	The amount of revenue can be reliably measured;
•	It is probable that the economic benefits associated with the sale will flow to us; and
•	The costs incurred or to be incurred in respect of the sale can be reliably measured.

These conditions are generally satisfied when title passes to the customer.

Gold Bullion Sales

Gold bullion is sold primarily in the London spot market. The sales price is fixed at the delivery date based on the gold spot price. Generally, we record revenue from gold bullion sales at the time of physical delivery, which is also the date that title to the gold passes.

Concentrate Sales

Under the terms of concentrate sales contracts with independent smelting companies, gold and copper sales prices are provisionally set on a specified future date after shipment based on market prices. We record revenues under these contracts at the time of shipment, which is also when the risk and rewards of ownership pass to the smelting companies, using forward market gold and copper prices on the expected date that final sales prices will be fixed. Variations between the price recorded at the shipment date and the actual final price set under the smelting contracts are caused by changes in market gold and copper prices, and result in an embedded derivative in accounts receivable. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price

BARRICK YEAR END 2011	93	NOTES TO FINANCIAL STATEMENTS

adjustments and included in revenue in the consolidated statement of income.

Copper Cathode Sales

Under the terms of copper cathode sales contracts, copper sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price adjustments. Revenue is recognized at the time of shipment, which is also when the risks and rewards of ownership pass to the customer. Revenue is provisionally measured using forward market prices on the expected date that final selling prices will be fixed. Variations occur between the price recorded on the date of revenue recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which result in the existence of an embedded derivative in accounts receivable. This embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in the consolidated statement of income.

Oil and Gas Sales

Revenue from the sale of crude oil, natural gas and natural gas liquids is recorded at the time it enters the pipeline system, which is also when risks and rewards of ownership are transferred. At the time of delivery of oil and gas, revenues are determined based upon contracts by reference to monthly market commodity prices plus certain price adjustments. Price adjustments include product quality and transportation adjustments and market differentials.

G)	Exploration and Evaluation

Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in the process of obtaining more information about existing mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping, diamond drilling and other work involved in searching for ore.

Evaluation expenditures are the costs incurred to establish the technical and commercial viability of developing mineral deposits identified through exploration activities or by acquisition. Evaluation expenditures include the cost of (i) establishing the volume and grade of deposits through drilling of core samples, trenching and sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve; (ii) determining the optimal methods of extraction and metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements; (iv)

permitting activities; and (v) economic evaluations to determine whether development of the mineralized material is commercially justified, including scoping, prefeasibility and final feasibility studies.

Exploration and evaluation expenditures are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures. Cash flows attributable to capitalized exploration and evaluation expenditures are classified as investing activities in the consolidated statement of cash flow.

For our oil and gas properties, we follow the successful efforts method of accounting, whereby exploration expenditures that are either general in nature or related to an unsuccessful drilling program are recorded as exploration expense in the consolidated statement of income. Only costs that relate directly to the discovery and development of specific commercial oil and gas reserves are capitalized as development costs.

H)	Earnings per Share

Earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if additional common shares are assumed to be issued under securities that entitle their holders to obtain common shares in the future. For stock options, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the treasury stock method. Under this method, stock options, whose exercise price is less than the average market price of our common shares, are assumed to be exercised and the proceeds are used to repurchase common shares at the average market price for the period. The incremental number of common shares issued under stock options and repurchased from proceeds is included in the calculation of diluted earnings per share. For convertible debentures, the number of additional shares for inclusion in diluted earnings per share calculations is determined using the as if converted method. The incremental number of common shares issued is included in the number of weighted average shares outstanding and interest on the convertible debentures is excluded from the calculation of income.

I)	Taxation

Current tax for each taxable entity is based on the local taxable income at the local statutory tax rate enacted or substantively enacted at the balance sheet date and includes adjustments to tax payable or recoverable in respect of previous periods.

BARRICK YEAR END 2011	94	NOTES TO FINANCIAL STATEMENTS

Deferred tax is recognized using the balance sheet method in respect of all temporary differences between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes, except as indicated below.

Deferred income tax liabilities are recognized for all taxable temporary differences, except:

•

Where the deferred income tax liability arises from the initial recognition of goodwill, or the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and the carry-forward of unused tax assets and unused tax losses can be utilized, except:

•

Where the deferred income tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in an acquisition that is not a business combination and, at the time of the acquisition, affects neither the accounting profit nor taxable profit or loss; and

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilized.

The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.

Deferred tax is measured on an undiscounted basis at the tax rates that are expected to apply in the periods in which the asset is realized or the liability is settled, based on tax rates and tax laws enacted or substantively enacted at the balance sheet date.

Current and deferred tax relating to items recognized directly in equity are recognized in equity and not in the income statement.

Royalties and Special Mining Taxes

Income tax expense includes the cost of royalty and special mining taxes payable to governments that are calculated based on a percentage of taxable profit whereby taxable profit represents net income adjusted for certain items defined in the applicable legislation.

J)	Other Investments

Investments in publically quoted equity securities that are neither subsidiaries nor associates are categorized as available-for-sale. Available-for-sale equity investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in earnings when investments are sold and are calculated using the average carrying amount of securities sold.

If the fair value of an investment declines below the carrying amount, we undertake qualitative and quantitative assessments of whether the impairment is either significant or prolonged. We consider all relevant facts and circumstances in this assessment, particularly the length of time and extent to which fair value has been less than the carrying amount.

If an unrealized loss on an available-for-sale investment has been recognized in OCI and it is deemed to be either significant or prolonged, any cumulative loss that had been recognized in OCI is reclassified as an impairment loss in the consolidated statement of income. The reclassification adjustment is calculated as the difference between the acquisition cost (net of any principal repayment and amortization) and current fair value, less any impairment loss on that financial asset previously recognized. If the value of a previously impaired available for sale equity investment subsequently recovers, additional unrealized gains are recorded in OCI and the previously recorded impairment losses are not subject to reversal through the consolidated statement of income.

K)	Inventory

Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of extraction, we expect to process into a saleable form and sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required to extract benefit from the ore. Ore is accumulated in

BARRICK YEAR END 2011	95	NOTES TO FINANCIAL STATEMENTS

stockpiles that are subsequently processed into gold/copper in a saleable form. The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Work in process represents gold/copper in the processing circuit that has not completed the production process, and is not yet in a saleable form. Finished goods inventory represents gold/copper in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on a normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, including non-capitalized stripping costs; depreciation on PP&E including capitalized stripping costs; and an allocation of mine site overhead costs. As ore is removed for processing, costs are removed based on the average cost per ounce/pound in the stockpile.

We record provisions to reduce inventory to net realizable value to reflect changes in economic factors that impact inventory value and to reflect present intentions for the use of slow moving and obsolete supplies inventory. Net realizable value is determined with reference to relevant market prices less applicable variable selling expenses. Provisions recorded also reflect an estimate of the remaining costs of completion to bring the inventory into its saleable form. Provisions are also recorded to reduce mine operating supplies to net realizable value, which is generally calculated by reference to its salvage or scrap value, when it is determined that the supplies are obsolete. Provisions are reversed to reflect subsequent recoveries in net realizable value where the inventory is still on hand.

L)	Production Stage

We assess each mine construction project to determine when a mine moves into production stage. The criteria used to assess the start date are determined based on the unique nature of each mine construction project, such as the complexity of a plant or its location. We consider various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. Some of the criteria considered would include, but are not limited to, the following: (1) the level of capital expenditures compared to construction cost estimates; (2) the completion of a reasonable period of testing of mine plant and equipment;

(3) the ability to produce minerals in saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.

When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventory or expensed, except for capitalizable costs related to property, plant and equipment additions or improvements, open pit stripping activities that provide a future benefit, underground mine development or E&E expenditures that meet the criteria for capitalization.

Pre-production stripping costs are capitalized until an “other than de minimis” level of mineral is produced, after which time such costs are either capitalized to inventory or expensed as incurred. We consider various relevant criteria to assess when an “other than de minimis” level of mineral is produced. Some of the criteria considered would include, but are not limited to, the following: (1) the amount of minerals mined versus total ounces in LOM ore; (2) the amount of ore tons mined versus total LOM expected ore tons mined; (3) the current stripping ratio versus the LOM strip ratio; and (4) the ore grade versus the LOM grade.

M)	Property, Plant and Equipment

Buildings, Plant and Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges.

We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Depreciation commences when buildings, plant and equipment are considered available for use. Once buildings, plant and equipment are considered available for use they are measured as cost less accumulated depreciation and applicable impairment losses.

Depreciation on equipment utilized in the development of assets, including open pit and underground mine development, is depreciated and recapitalized as development costs attributable to the related asset.

BARRICK YEAR END 2011	96	NOTES TO FINANCIAL STATEMENTS

Annual Depreciation Rates of Major Asset Categories

Buildings, plant and equipment	5 - 25 years
Underground mobile equipment	5 - 7 years
Light vehicles and other mobile equipment	2 - 3 years
Furniture, computer and office equipment	2 - 3 years

Leasing Arrangements

We enter into leasing arrangements and arrangements that are in substance leasing arrangements. The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to Barrick are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payment. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding. The interest element of the lease is charged to the consolidated statement of income as a finance cost.

PP&E assets acquired under finance leases are depreciated, once the asset becomes available for use, over the shorter of the useful life of the asset and the lease term.

All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statement of income on a straight-line basis over the lease term.

Mineral Properties

Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business combination or asset acquisition; underground mine development costs; open pit mine development costs; capitalized exploration and evaluation costs; and capitalized interest.

i) Acquired Mining Properties

On acquisition of a mining property we prepare an estimate of the fair value attributable to the proven and probable mineral reserves, mineral resources and exploration potential attributable to the property. The estimated fair value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator is the proven and probable reserves and the portion of resources expected to be extracted economically. The estimated fair value attributable to mineral resources that are not considered to be probable of economic extraction at the time of the acquisition is not subject to depreciation, until the resources become probable of economic extraction in the future. The estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to depreciation until the property enters production.

ii) Underground Mine Development Costs

At our underground mines, we incur development costs to build new shafts, drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a UOP basis, whereby the denominator is estimated ounces/pounds of gold/copper in proven and probable reserves and a portion of resources within that ore block or area where it is considered probable that those resources will be extracted economically.

If capitalized underground development costs provide an economic benefit over the entire mine life, the costs are depreciated on a UOP basis, whereby the denominator is the estimated ounces of gold/pounds of copper in total accessible proven and probable reserves and a portion of resources where it is considered probable that those resources will be extracted economically.

iii) Open Pit Mining Costs

In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of mining overburden and waste materials is referred to as stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production stripping) are capitalized as open pit mine development costs.

Stripping costs incurred during the production stage of a pit are accounted for as costs of the inventory produced during the period that the stripping costs were incurred, unless these costs are expected to provide a future

BARRICK YEAR END 2011	97	NOTES TO FINANCIAL STATEMENTS

economic benefit. Production phase stripping costs generate a future economic benefit when the related stripping activity: (i) provides access to ore to be mined in the future; (ii) increases the fair value of the mine (or pit) as access to future mineral reserves becomes less costly; and (iii) increases the productive capacity or extends the productive life of the mine (or pit). For production phase stripping costs that are expected to generate a future economic benefit, the current period stripping costs are capitalized as open pit mine development costs.

Capitalized open pit mine development costs are depreciated on a UOP basis whereby the denominator is the estimated ounces/pounds of gold/copper in the associated open pit in proven and probable reserves and the portion of resources considered probable of being extracted economically. Capitalized open pit mine development costs are depreciated once the open pit has entered production and the future economic benefit is being derived.

iv) Oil and Gas Properties

On acquiring an oil and gas property, we estimate the fair value of reserves and resources and we record this amount as an asset at the date of acquisition, which is subject to depreciation, on a UOP basis over proved reserves, when the asset is available for its intended use.

Construction-in-Progress

Assets under construction at operating mines are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project. Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Once the asset is complete and available for use, depreciation is commenced.

Capitalized Interest

We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the historical cost of the qualifying asset. Capitalization ceases when the asset is substantially complete or if construction is interrupted for an extended period. Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

Insurance

We record losses relating to insurable events as they occur. Proceeds receivable from insurance coverage are recorded at such time as receipt is virtually certain and the amount receivable is fixed or determinable. For business interruption the amount is only recognized when it is virtually certain as supported by receipt of notification of a minimum or proposed settlement amount from the insurance adjuster.

N)	Goodwill

Under the acquisition method of accounting, the costs of business combinations are allocated to the assets acquired and liabilities assumed based on the estimated fair value at the date of acquisition. The excess of the fair value of consideration paid over the fair value of the identifiable net assets acquired is recorded as goodwill. Goodwill is not amortized; instead it is tested annually for impairment at the beginning of the fourth quarter for gold operating segments and the end of the fourth quarter for the copper operating segment. In addition, at each reporting period we assess whether there is an indication that goodwill is impaired and, if there is such an indication, we would test for goodwill impairment at that time. Goodwill is allocated to the group of cash generating units (“CGU”) that comprise an operating segment since each CGU in a segment is expected to derive benefits from a business combination that results in the recognition of goodwill. This consideration is based on the following: i) We manage our business using a business unit structure, and each business unit is an operating segment for reporting purposes. ii) Each business unit is responsible for the management of the operations in the unit. The Chief Operating Decision Maker (“CODM”) assesses the performance and makes capital allocation decisions for each business unit on this basis. iii) Each CGU in a segment is expected to benefit from the synergies arising as a result of business combinations, including: shared resources and infrastructure; administration and overhead; and access to

BARRICK YEAR END 2011	98	NOTES TO FINANCIAL STATEMENTS

low-cost financing. iv) The CODM monitors goodwill at this level.

The recoverable amount of an operating segment is the higher of Value in Use (“VIU”) and Fair Value Less Costs to Sell (“FVLCS”). A goodwill impairment is recognized for any excess of the carrying amount of the segment over its recoverable amount. Any goodwill impairment is recognized in the consolidated statement of income in the reporting period in which it occurs. Goodwill impairment charges are not reversible.

O)	Intangible Assets

Intangible assets acquired by way of an asset acquisition or business combination are recognized if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition.

On acquisition of a mineral property in the exploration stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property. The fair value of the exploration license is recorded as an intangible asset (acquired exploration potential) as at the date of acquisition. When an exploration stage property moves into development, the acquired exploration potential attributable to that property is transferred to mining interests within PP&E.

P)	Impairment of Non-Current Assets

We review and test the carrying amounts of PP&E and intangible assets with definite lives when an indicator of impairment is considered to exist. Impairment assessments on PP&E and intangible assets are conducted at the level of CGUs, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For operating mines, projects and oil and gas properties, the individual mine/project/property represents a CGU for impairment testing.

The recoverable amount of a CGU is the higher of VIU and FVLCS. An impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount. Any impairment is recognized as an expense in the consolidated statement of income in the reporting period in which the impairment occurs. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss related to a CGU is allocated to the carrying amount of the assets of the CGU on a pro rata basis based on the carrying amount of its non-monetary assets.

Impairment Reversal

Impairment losses for PP&E and intangible assets are reversed if the conditions that gave rise to the impairment are no longer present and it has been determined that the asset is no longer impaired as a result. This reversal is recognized in the consolidated statement of income and is limited to the carrying value that would have been determined, net of any depreciation where applicable, had no impairment charge been recognized in prior years. When an impairment reversal is undertaken, the recoverable amount is assessed by reference to the higher of VIU and FVLCS.

Q)	Debt

Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized cost. Any difference between the amounts originally received and the redemption value of the debt is recognized in the consolidated statement of income over the period to maturity using the effective interest method.

R)	Derivative Instruments and Hedge Accounting

Derivative Instruments

Derivative instruments are recorded at fair value on the consolidated balance sheet, classified based on contractual maturity. Derivative instruments are classified as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly probable forecast transactions (“cash flow hedges”) or non-hedge derivatives. Derivatives designated as either a fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Derivative assets and derivative liabilities are shown separately in the balance sheet unless there is a legal right to offset and the intent to settle on a net basis.

Fair Value Hedges

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income, together with any changes in the fair value of the hedged asset or liability or firm commitment that is attributable to the hedged risk. The gain or loss relating to the ineffective portion is recognized in the consolidated statement of income.

Cash Flow Hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated

BARRICK YEAR END 2011	99	NOTES TO FINANCIAL STATEMENTS

statement of income. Amounts accumulated in equity are transferred to the consolidated statement of income in the period when the forecasted transaction impacts earnings. When the forecasted transaction that is hedged results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously deferred in equity are transferred from equity and included in the measurement of the initial carrying amount of the asset or liability.

When a derivative designated as a cash flow hedge expires or is sold and the forecasted transaction is still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time remains in equity and is recognized in the consolidated statement of income when the forecasted transaction occurs. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was recorded in equity is immediately transferred to the consolidated statement of income.

Non-Hedge Derivatives

Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the balance sheet date, with changes in fair value recognized in the consolidated statement of income.

S)	Embedded Derivatives

Derivatives embedded in other financial instruments or other executory contracts are accounted for as separate derivatives when their risks and characteristics are not closely related to their host financial instrument or contract. In some cases, the embedded derivatives may be designated as hedges and are accounted for as described above.

T)	Fair Value Measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.

U)	Environment Rehabilitation Provision

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation. Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies. Routine operating costs that may impact the ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event occurs that gives rise to an obligation and reliable estimates of the required rehabilitation costs can be made.

Provisions for the cost of each rehabilitation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/rehabilitation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. Costs included in the provision encompass all closure and rehabilitation activity expected to occur progressively over the life of the operation and at the time of closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected rehabilitation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The expected future cash flows exclude the effect of inflation. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated

BARRICK YEAR END 2011	100	NOTES TO FINANCIAL STATEMENTS

over the expected economic life of the operation to which it relates.

Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; foreign exchange rates and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding value of the related assets including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statement of income. In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statement of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

V)	Litigation and Other Provisions

Provisions are recognized when a present obligation exists (legal or constructive), as a result of a past event, for which it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. Provisions are discounted to their present value using a current US dollar risk-free pre-tax discount rate and the accretion expense is included in finance costs.

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits are virtually certain.

W)	Stock-Based Compensation

Barrick offers equity-settled (Employee Stock Option Plan (“ESOP”), Employee Share Purchase Plan (“ESPP”)) and cash-settled (Restricted Share Units (“RSU”), Deferred Share Units (“DSU”), Performance Restricted Share Units (“PRSU”)) awards to certain employees and officers of the Company.

Equity-settled awards are measured at fair value using the Lattice model with market related inputs as of the date of the grant. The cost is recorded over the vesting period of the award to the same expense category of the award recipient’s payroll costs (i.e. cost of sales, RBU costs, corporate administration) and the corresponding entry is recorded in equity. Equity-settled awards are not remeasured subsequent to the initial grant date.

Cash-settled awards are measured at fair value initially using the market value of the underlying shares at the date of the grant of the award and are required to be remeasured to fair value at each reporting date until settlement. The cost is then recorded over the vesting period of the award. This expense, and any changes in the fair value of the award, is recorded to the same expense category of the award recipient’s payroll costs. The cost of

BARRICK YEAR END 2011	101	NOTES TO FINANCIAL STATEMENTS

a cash-settled award is recorded within liabilities until settled.

We use the accelerated method (also referred to as ‘graded’ vesting) for attributing stock option expense over the vesting period. Stock option expense incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeitures rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Employee Stock Option Plan

Under Barrick’s ESOP, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted to the individual and the exercise price, are approved. Stock options vest over four years, beginning in the year after granting. The ESOP arrangement has graded vesting terms, and therefore, multiple vesting periods must be valued and accounted for separately over their respective vesting periods. The compensation expense of the instruments issued for each grant under the ESOP is calculated using the Lattice model. The compensation expense is adjusted by the estimated forfeiture rate which is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate.

Restricted Share Units

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of two and a half years and are settled in cash upon vesting. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

A liability for RSUs is measured at fair value on the grant date and is subsequently adjusted for changes in fair value. The liability is recognized on a straight-line basis over the vesting period, with a corresponding charge to compensation expense as a component of corporate administration and other expenses. Compensation expenses for RSUs incorporate an estimate for expected forfeiture rates based on which the fair value is adjusted.

African Barrick Gold RSUs

Historically, Barrick maintained a cash-settled RSU plan for select employees who now work for ABG. This plan operates in the identical manner as the Barrick RSU plan.

The existing legacy RSUs will continue to be administered and accounted for based on the movement of the fair value of Barrick common shares for recording liabilities and compensation expense.

Deferred Share Units

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs is paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. The initial fair value of the liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on settlement the liability is re-measured, with any change in fair value recorded as Directors compensation expense in the period.

Performance Restricted Share Units

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. The amount of PRSUs that vest is based on the achievement of performance goals and the target settlement ranges from 0% to 200% of the original grant, in units.

The value of a PRSU reflects the value of a Barrick common share adjusted for its relative performance against certain competitors. Therefore, the fair value of the PRSUs is determined with reference to the closing stock price at each remeasurement date.

The initial fair value of the liability is calculated as of the grant date and is recognized within compensation expense using the straight-line method over the vesting period. Subsequently, at each reporting date and on settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense. The fair value is adjusted for the revised estimated forfeiture rate.

Employee Share Purchase Plan

In 2008, Barrick launched an ESPP. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year.

BARRICK YEAR END 2011	102	NOTES TO FINANCIAL STATEMENTS

Both Barrick and the employee make the contributions on a bi-monthly basis with the funds being transferred to a custodian who purchases Barrick Common Shares in the open market. Shares purchased with employee contributions have no vesting requirement; however, shares purchased with Barrick’s contributions vest annually on December 1. All dividend income is used to purchase additional Barrick shares.

Barrick records an expense equal to its bi-monthly cash contribution. No forfeiture rate is applied to the amounts accrued. Where an employee leaves prior to December 1, any accrual for contributions by Barrick during the year related to that employee is reversed.

X)	Post-Retirement Benefits

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans whereby we contribute up to 6% of the employees’ annual salary and bonus. We also have a retirement plan for certain officers of Barrick under which we contribute 15% of the officer’s annual salary and bonus. The contributions are recognized as compensation expense as incurred. The Company has no further payment obligations once the contributions have been paid.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on employees’ years of service. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities.

As well as the qualified plans, we have non-qualified defined benefit pension plans covering certain employees and former directors of Barrick.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We record actuarial gains and losses in other comprehensive income and retained earnings.

Our valuations are carried out using the projected unit credit method and the expected rate of return on pension plan assets is determined as management’s best estimate of the long-term return on major asset classes. We record the difference between the fair value of the plan assets (if any) of post-retirement plans and the present value of the plan obligations as an asset or liability on the consolidated balance sheets.

Pension Plan Assets and Liabilities

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions.

The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

Other Post-Retirement Benefits

We provide post-retirement medical, dental, and life insurance benefits to certain employees. Actuarial gains and losses resulting from variances between actual results and economic estimates or actuarial assumptions are recorded in OCI.

Y)	New Accounting Standards

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flow of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

BARRICK YEAR END 2011	103	NOTES TO FINANCIAL STATEMENTS

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, the IASB issued an amendment that adjusted the mandatory effective date of IFRS 9 from January 1, 2013 to January 1, 2015. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements, including the impact of early adoption.

IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10 Consolidated Financial Statements to replace IAS 27 Consolidated and Separate Financial Statements and SIC 12 Consolidation – Special Purpose Entities. The new consolidation standard changes the definition of control so that the same criteria apply to all entities, both operating and special purpose entities, to determine control. The revised definition focuses on the need to have both power and variable returns before control is present. IFRS 10 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 10 on our consolidated financial statements.

IFRS 11 Joint Arrangements

In May 2011, the IASB issued IFRS 11 Joint Arrangements to replace IAS 31, Interests in Joint Ventures. The new standard defines two types of arrangements: Joint Operations and Joint Ventures. Focus is on the rights and obligations of the parties involved to reflect the joint arrangement, thereby requiring parties to recognize the individual assets and liabilities to which they have rights or for which they are responsible, even if the joint arrangement operates in a separate legal entity. IFRS 11 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 11 on our consolidated financial statements.

IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12 Disclosure of Interests in Other Entities to create a comprehensive disclosure standard to address the requirements for subsidiaries, joint arrangements and associates including the reporting entity’s involvement with other entities. It also includes the requirements for unconsolidated structured entities (i.e. special purpose entities). IFRS 12 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 12 on our consolidated financial statements.

IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13 Fair Value Measurement as a single source of guidance for all fair value measurements required by IFRS to reduce the complexity and improve consistency across its application. The standard provides a definition of fair value and guidance on how to measure fair value as well as a requirement for enhanced disclosures. IFRS 13 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRS 13 on our consolidated financial statements.

IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine

In October 2011, the IASB issued IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine. IFRIC 20 provides guidance on the accounting for the costs of stripping activity in the production phase of surface mining when two benefits accrue to the entity from the stripping activity: useable ore that can be used to produce inventory and improved access to further quantities of material that will be mined in future periods. IFRIC 20 must be applied starting January 1, 2013 with early adoption permitted. We are currently assessing the impact of adopting IFRIC 20 on our consolidated financial statements.

Z)	Significant Judgments in Applying Accounting Policies and Key Sources of Estimation Uncertainty

Many of the amounts included in the consolidated balance sheet require management to make judgments and/or estimates. These judgments and estimates are continuously evaluated and are based on management’s experience and knowledge of the relevant facts and circumstances. Actual results may differ from the amounts included in the consolidated balance sheet. Information about such judgments and estimation is contained in the accounting policies and/or the Notes to the financial statements, and the key areas are summarized below.

Areas of significant judgment that have the most significant effect on the amounts recognized in the consolidated financial statements are:

•

Estimates of the quantities of proven and probable reserves and the portion of resources considered to be probable of economic extraction, which are used in: the calculation of depreciation expense; the capitalization of production phase stripping costs; and, forecasting the timing of the payments related to the environmental rehabilitation provision. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument

BARRICK YEAR END 2011	104	NOTES TO FINANCIAL STATEMENTS

43-101 Standards of Disclosure for Mineral Projects requirements;
•	Provisional and final fair value allocations recorded as a result of business combinations - note 2(c) and note 4;
•	The future economic benefit of exploration and evaluation costs - note 2(g);
•	The determination of when a mine enters production stage since capitalization of certain costs ceases upon entering production - note 2(l);
•	The determination of operating segments, which has an impact on the level at which goodwill is tested for impairment - note 5; and
•	The estimated useful lives of tangible and long-lived assets and the measurement of depreciation expense - note 2(m);

Key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are:

•

The estimation of the tax basis of assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes, and estimates of the repatriation of earnings, which would impact the recognition of withholding taxes and also have an effect on the disclosure of the outside basis on subsidiaries/associates (note 2(i), note 10 and note 27;

•

Estimates of ounces/pounds of gold/copper ore in stockpiles and on leach pads that are estimated based on the number of tons added and removed, the gold/copper contained therein and the metallurgical recovery rate (note 2k and note 15);

•

The estimated fair values of cash generating units for non-current asset impairment tests and groups of CGUs for goodwill impairment tests, including estimates of future production levels and operating and capital costs as included in our life of mine (“LOM”) plans, future commodity prices and discount rates - note 2(n), note 2(p) and note 18(a);

•	The determination of the fair value of derivative instruments - note 2(r) and note 22(d);
•

Recognition of a provision for environmental rehabilitation including the estimation of the rehabilitation costs, timing of expenditures, the impact of changes in discount rates, and changes in environmental and regulatory requirements - note 2(u); and

•	Whether to recognize a liability for loss contingencies and the amount of any such provision (note 2v) and (note 33).

Other Notes to the Financial Statements

Note
Transition to IFRS	3
Acquisitions and divestitures	4
Segment information	5
Revenue	6
Cost of sales	7
Exploration and evaluation	8
Other charges	9
Income tax expense	10
Earnings (loss) per share	11
Finance Income and finance cost	12
Cash flow - other items	13
Investment in equity accounted joint ventures and associates	14
Inventories	15
Accounts receivable and other current assets	16
Property, plant and equipment	17
Goodwill and other intangible assets	18
Other assets	19
Accounts payable	20
Other current liabilities	21
Financial instruments	22
Fair value measurements	23
Provisions and environmental rehabilitation	24
Financial risk management	25
Other non-current liabilities	26
Deferred income taxes	27
Capital stock	28
Non-controlling interests	29
Remuneration of key management personnel	30
Stock-based compensation	31
Post-retirement benefits	32
Litigation and claims	33

BARRICK YEAR END 2011	105	NOTES TO FINANCIAL STATEMENTS

3 > Transition to IFRS

We adopted IFRS effective January 1, 2011. Our transition date is January 1, 2010 (the “transition date”) and the Company has prepared its opening IFRS balance sheet as at that date. These consolidated financial statements have been prepared in accordance with the accounting policies described in note 2, except for the modifications described below.

A)	Elected exemptions from full retrospective application

In preparing these consolidated financial statements in accordance with IFRS 1 First-time Adoption of International Financial Reporting Standards (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i) Business combinations

We have elected the business combinations exemption in IFRS 1 to not apply IFRS 3 retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

(ii) Fair value or revaluation as deemed cost

We have elected to measure certain items of PP&E at fair value as at January 1, 2010 or revaluation amounts previously determined under US GAAP and use those amounts as deemed cost as at January 1, 2010. We have made this election at the following properties: Pascua-Lama, Goldstrike, Plutonic, Marigold, Pierina, Sedibelo and Osborne. We have also elected to adopt this election for certain assets at Barrick Energy, which were adjusted by $166 million to their fair value of $342 million on the transition date to IFRS, due to a decline in oil prices.

(iii) Asset related to provisions for environmental rehabilitation

We have elected to take a simplified approach to calculate and record the asset related to the environmental rehabilitation provision on our opening IFRS consolidated balance sheet. The environmental rehabilitation provision calculated on the transition date in accordance with International Accounting Standard 37 Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”) was discounted back to the date when the provision first arose on the mineral property, at which date the corresponding asset was set up and then depreciated to its carrying amount as at the transition date.

(iv) Employee benefits

We have elected to recognize all cumulative actuarial gains and losses as at January 1, 2010 in opening retained earnings for the company’s employee benefit plans.

(v) Cumulative translation differences

We have elected to set the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income (“AOCI”), to zero as at January 1, 2010 and absorbed the balance into retained earnings.

BARRICK YEAR END 2011	106	NOTES TO FINANCIAL STATEMENTS

B)	Reconciliation of equity as reported under US GAAP to IFRS

The following is a reconciliation of the company’s total equity reported in accordance with US GAAP to its total equity under IFRS at the transition date January 1, 2010:

(millions of US$)	Ref	Capital stock	Retained earnings (deficit)	AOCI	Other	Non- controlling interests	Total Equity
As reported under US GAAP		$17,390	$(2,382)	$ 55	$ -	$484	$15,547
IFRS 1 Exemptions
Deemed cost election for Barrick Energy	Note 3A (ii)	-	(166)	-	-	-	(166)
Reset of pension plan actuarial losses	Note 3A (iv)	-	(37)	37	-	-	-
Reset of cumulative translation losses	Note 3A (v)	-	(141)	141	-	-	-
IFRS Policy Impacts
Capitalized production phase stripping costs	(i)	-	408	-	-	-	408
Capitalized exploration and evaluation costs	(ii)	-	160	-	-	50	210
Reversal of past impairments	(iii)	-	55	-	-	-	55
Changes in capitalized interest	(iv)	-	(125)	-	-	-	(125)
Changes in PER (note 3a iii)	(v)	-	(101)	-	-	-	(101)
Bifurcation of senior convertible debt	(vi)	-	(31)	-	143	-	112
Exclusion of time value changes in fair value of options designated as hedging instruments	(vii)	-	(33)	33	-	-	-
Reclassification of hedge gains to related asset	(viii)	-	-	(20)	-	-	(20)
Tax effect of IFRS changes		(6)	(119)	(14)	-	(12)	(151)
Others, net		8	(23)	-	-	-	(15)
As reported under IFRS		$17,392	$(2,535)	$232	$143	$522	$15,754

The following is a reconciliation of the company’s total equity reported in accordance with US GAAP to its total equity under IFRS at December 31, 2010:

(millions of US$)	Ref	Capital stock	Retained earnings (deficit)	AOCI	Other	Non- controlling interests	Total Equity
As reported under US GAAP		$17,790	$456	$531	$288	$1,669	$20,734
IFRS 1 Exemptions
Deemed cost election for Barrick Energy	Note 3A (ii)	-	(166)	-	-	-	(166)
Reset of pension plan actuarial losses	Note 3A (iv)	-	(37)	37	-	-	-
Reset of cumulative translation losses	Note 3A (v)	-	(141)	141	-	-	-
IFRS Policy Impacts
Capitalized production phase stripping costs	(i)	-	632	-	-	-	632
Capitalized exploration and evaluation costs	(ii)	-	270	-	-	50	320
Reversal of past impairments	(iii)	-	139	-	-	-	139
Changes in capitalized interest	(iv)	-	(130)	-	-	-	(130)
Changes in PER (note 3a iii)	(v)	-	(100)	-	-	-	(100)
Bifurcation of senior convertible debt	(vi)	-	(31)	-	38	-	7
Exclusion of time value changes in fair value of options designated as hedging instruments	(vii)	-	(72)	72	-	-	-
Reclassification of hedge gains to related asset	(viii)	-	-	(26)	-	-	(26)
IPO of ABG	(ix)	-	-	-	(12)	25	13
Gain on acquisition of additional 25% interest in Cerro Casale	(x)	-	13	-	-	-	13
Tax effect of IFRS changes		20	(202)	(20)	-	1	(201)
Others, net		10	(22)	(6)	-	-	(18)
As reported under IFRS		$17,820	$609	$729	$314	$1,745	$21,217

BARRICK YEAR END 2011	107	NOTES TO FINANCIAL STATEMENTS

C)	Reconciliation of net income attributable to equity holders of Barrick Gold Corporation as reported under US GAAP to IFRS

The following is a reconciliation of the company’s net income reported in accordance with US GAAP to its net income under IFRS for the year ended December 31, 2010:

(millions of US$)	Ref	Year ended December 31, 2010
Net Income - As reported under US GAAP		$3,274
IFRS Policy Impacts
Capitalized production phase stripping costs	(i)	224
Capitalized exploration and evaluation costs	(ii)	110
Reversal of past impairments	(iii)	84
Changes in capitalized interest	(iv)	(5)
Changes in PER (note 3a iii)	(v)	1
Exclusion of time value changes in fair value of options designated as hedging instruments	(vii)	(39)
Gain on acquisition of additional 25% interest in Cerro Casale	(x)	13
Tax effect of IFRS changes		(83)
Non-controlling interest share of income		(25)
Others, net		28
Net Income - As reported under IFRS		$3,582

D)	Reconciliation of OCI as reported under US GAAP to IFRS

The following is a reconciliation of the company’s OCI reported in accordance with US GAAP to its OCI under IFRS for the year ended December 31, 2010:

(millions of US$)	Ref	Year ended December 31, 2010
OCI - As reported under US GAAP		$476
IFRS Policy Impacts
Exclusion of gains/(losses) on time value changes in fair value of options designated as hedging instruments, net of tax	(vii)	33
Realized capital hedges gains/(losses) transferred to PP&E, net of tax	(vii)	(6)
Currency translation adjustments on deemed cost election for Barrick Energy, net of tax		(8)
OCI - As reported under IFRS		$495

E)	Reconciliation of net cash provided by operating activities and net cash used in investing activities as reported under US GAAP to IFRS

The following is a reconciliation showing material adjustments to the company’s consolidated statement of cash flow as reported under US GAAP to its consolidated cash flow statement under IFRS for the year ended December 31, 2010:

Operating Activities
(millions of US$)	Ref	Year ended Dec. 31, 2010
Net cash provided by operating activities - As reported under US GAAP		$4,127
IFRS Policy Impacts
Capitalized development costs[1]	(i), (ii)	458
Net cash provided by operating activities - As reported under IFRS		$4,585

BARRICK YEAR END 2011	108	NOTES TO FINANCIAL STATEMENTS

Investing Activities
(millions of US$)	Ref	Year ended Dec. 31, 2010
Net cash used in investing activities - As reported under US GAAP		($4,172)
IFRS Policy Impacts
Capitalized development costs[1]	(i), (ii)	(458)
Net cash used in investing activities - As reported under IFRS		($4,630)

1

The net cash provided by operating activities and the net cash used in investing activities increased due to the increased capitalization of development costs including production phase stripping costs and exploration and evaluation costs under IFRS compared to US GAAP. The change in net cash provided by financing activities was the same under US GAAP and IFRS.

References

(i)

Under IFRS, production phase stripping costs for open pit mines are capitalized to PP&E if the stripping activities provide a probable future economic benefit. Under US GAAP, these costs are treated as current production costs. Capitalized stripping costs also resulted in an increase in depreciation expense.

(ii)

Under IFRS, exploration and evaluation expenditures are capitalized if management determines that probable future economic benefits will be generated as a result of the expenditures. We capitalized additional exploration and evaluation costs at certain properties, mainly Cerro Casale, where management assessed under IFRS that it was probable that these expenditures would result in future economic benefits.

(iii)

Under IFRS, past impairments of equity investments can be reversed if there is a recovery in the realizable value of the investment. In 2008, we recorded an impairment of $139 million on our investment in Highland Gold. In our opening IFRS balance sheet and throughout 2010, we have recorded reversals of this impairment charge as the fair value of our investment increased due to a recovery in the quoted share price.

(iv)

Investments accounted for using the equity method of accounting are not qualifying assets under IFRS for the purpose of capitalizing interest. On transition and in subsequent quarters, this resulted in the reversal of previously capitalized interest primarily related to Cerro Casale. This was partially offset by higher capitalization of interest due to capitalization of production phase stripping and exploration and evaluation costs.

(v)	Under IFRS, Provisions for Environmental Rehabilitation (PER) are updated each reporting period for changes in discount rates and exchange rates.
(vi)

IFRS requires bifurcation of convertible debt instruments, with the debt and equity portions to be recognized separately. This change also resulted in reversal of previously amortized debt premium from retained earnings.

(vii)

Under IFRS, all realized and unrealized non-hedge derivative gains or losses, gains or losses related to hedge ineffectiveness and changes in fair value of option derivatives designated as accounting hedges due to changes in time value, which are excluded from the hedge effectiveness assessment, are presented as a separate line item on the consolidated statement of income. Under US GAAP these amounts were presented in the respective income statement line item most closely related to the risk exposure expected to be offset by the derivative, and changes in fair value due to changes in time value were recognized in equity.

(viii)	The capitalization of production phase stripping costs resulted in the reclassification of the related currency hedge gains realized on such expenditures from retained earnings to PP&E.

(ix)

The difference in the carrying amount of ABG under IFRS compared to its carrying amount under US GAAP resulted in an adjustment to paid-in capital in the equity section of the balance sheet, with a corresponding adjustment in the non-controlling interest.

(x)

In the first quarter of 2010, Barrick acquired an additional 25% ownership interest in the Cerro Casale project. Due to the elimination of capitalized interest on investments accounted for using the equity method of accounting, the carrying amount was lower under IFRS, which resulted in a higher gain on acquisition (see note 4f).

BARRICK YEAR END 2011	109	NOTES TO FINANCIAL STATEMENTS

4 > ACQUISITIONS AND DIVESTITURES

For the years ended December 31	2011	2010
Cash paid on acquisition[1]
Equinox	$7,482	$-
Cerro Casale	-	454
Oil and Gas acquisitions	278	264
Tusker Gold Limited	-	74
REN	-	36
	$7,760	$828
Less: cash acquired	(83)	(15)
	$7,677	$813
Cash proceeds on divestiture[1]
Sedibelo	$44	$-
IPO of African Barrick Gold Plc[2]	-	884
Osborne	-	17
Pinson	15	-
	$59	$901

[1]	All amounts represent gross cash paid on acquisition or received on divestiture.
[2]	There was no change in control as a result of the IPO of ABG, and consequently the net proceeds received were recorded as a financing cash inflow on the consolidated statement of cash flows.

A)	Acquisition of Equinox Minerals Limited

On June 1, 2011, we acquired 83% of the recorded voting shares of Equinox Minerals Limited (“Equinox”), thus obtaining control. Throughout June we obtained a further 13% of the voting shares and obtained the final 4% on July 19, 2011. Cash consideration paid in second quarter 2011 was $7,213 million, with a further $269 million paid in third quarter 2011, for total cash consideration of $7,482 million. We have determined that this transaction represents a business combination with Barrick identified as the acquirer. We began consolidating the operating results, cash flows and net assets of Equinox from June 1, 2011.

Equinox was a publicly traded mining company that owns the Lumwana copper mine in Zambia and the Jabal Sayid copper project in Saudi Arabia. These operations form part of Barrick’s copper business unit which was established in the fourth quarter.

The tables below present the purchase cost and our final allocation of the purchase price to the assets and liabilities acquired. This allocation was finalized in fourth quarter 2011 to reflect the final determination of the fair values of the assets and liabilities acquired. The significant adjustments were to increase property plant and equipment by $819 million and deferred income taxes by $769 million, with a corresponding net increase to goodwill of $79 million. There were no significant adjustments made to the consolidated statements of income after applying these adjustments retroactively to the acquisition date.

Purchase Cost

Cash paid to Equinox shareholders in June 2011	$ 6,957
Cash paid to Equinox shareholders in July 2011	269

Cost of Equinox shares previously acquired	131
Payouts to Equinox employees on change of control	125
Total Acquisition Cost	$ 7,482
Cash acquired with Equinox	(83)
Net Cash Consideration	$ 7,399

The purchase cost was funded from our existing cash balances and from proceeds from the issuance of long-term debt of $6.5 billion.

Summary of Final Purchase Price Allocation

Fair Value at Acquisition
Assets
Current assets	$ 366
Buildings, plant and equipment	1,526
Lumwana depreciable mining interest	1,792
Lumwana non-depreciable mining interest	2,258
Jabal Sayid non-depreciable mining interest	902
Intangible assets	66
Goodwill	3,506
Total assets	$ 10,416

Liabilities
Current liabilities	$ 359
Deferred income tax liabilities	2,108
Provisions	59
Debt	408
Total liabilities	$ 2,934
Net assets	$ 7,482

In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the underlying assets acquired and liabilities assumed, based primarily upon their estimated fair values at the date of acquisition. We primarily used a static discounted cash flow model (being the net present value of expected future cash flows) to determine the fair value of the mining interests, and used a replacement cost approach in determining the fair value of buildings, plant and equipment. Expected future cash flows are based on estimates of projected future revenues, expected conversions of resources to reserves, expected future production costs and capital expenditures based on the life of mine plan as at the acquisition date. The excess of acquisition cost over the net identifiable assets acquired represents goodwill.

BARRICK YEAR END 2011	110	NOTES TO FINANCIAL STATEMENTS

Goodwill arose on this acquisition principally because of the following factors: 1) the scarcity of large, long-life copper deposits; 2) the ability to capture financing, tax and operational synergies by managing these properties within a copper business unit in Barrick; 3) the potential to expand production through operational improvements and increases to reserves through exploration at the Lumwana property, which is located in one of the most prospective copper regions in the world; and 4) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

Since it has been consolidated from June 1, 2011, Equinox contributed revenue of $569 million and segment income of $46 million. Revenues and net income of the combined Equinox and Barrick entities would have been approximately $14.7 billion and approximately $4.4 billion, respectively, for the twelve months ended December 31, 2011 had the acquisition and related debt issuances occurred on January 1, 2011.

Acquisition related costs of approximately $85 million have been expensed, with approximately $39 million presented in other expense and $45 million in realized foreign exchange losses relating to our economic hedge of the purchase price presented in gain (loss) on non-hedge derivatives.

B)	Oil and Gas Acquisitions

In 2011, our oil and gas subsidiary Barrick Energy completed three acquisitions. On January 14, 2011, Barrick Energy acquired a 50% interest in the Valhalla North property from Penn West (“Valhalla North”), for approximately $25 million. On June 30, 2011, Barrick Energy acquired all of the outstanding shares of Venturion Natural Resources Limited (“Venturion”), a privately held corporation, for approximately $185 million. On July 28, 2011, Barrick Energy acquired all of the outstanding shares of Culane Energy Corporation (“Culane”) for approximately $68 million. These acquisitions were made to acquire additional producing assets, proved and probable reserves, as well as facilities to allow us to grow and expand our energy business. We have determined that these transactions represent business combinations, with Barrick Energy identified as the acquirer. The tables below present the combined purchase cost and the final purchase price allocation for these transactions. We have recorded goodwill on these transactions as a result of the potential to increase current reserves through enhanced oil recoveries and the recognition of a deferred tax liability for the difference between the carrying values and the tax bases of assets acquired and liabilities assumed. The goodwill is not deductible for tax purposes. Barrick Energy began consolidating the operating results, cash flows, and net assets of Valhalla North, Venturion and Culane from January 14, 2011, June 30, 2011 and July 28, 2011, respectively.

Total Costs to Allocate
Purchase cost	$ 278

Final Allocation of Fair Values to Valhalla North, Venturion and Culane’s Net Assets
Current assets	$ 8
Property, plant and equipment	342
Goodwill	26
Total assets	$ 376
Current liabilities	$4
Provisions	13
Bank debt	44
Deferred income tax liabilities	37
Total liabilities	$ 98
Net assets acquired	$ 278

In 2010, Barrick Energy completed three acquisitions. On May 17, 2010, Barrick Energy acquired all of the outstanding shares of Bountiful Resources (“Bountiful”), a privately held corporation, for approximately $109 million and on June 25, 2010, Barrick Energy acquired the Puskwa property from Galleon Energy Inc. (“Puskwa”) for approximately $130 million. On September 17, 2010, Barrick Energy acquired the assets of Dolomite Resources (“Dolomite”) for approximately $25 million. These acquisitions were made to acquire additional producing assets, proved and probable reserves as well as facilities to allow us to grow and expand our energy business. We have determined that these transactions represent business combinations, with Barrick Energy identified as the acquirer. The tables below present the combined purchase cost and the final purchase price allocation for these 2010 transactions. We have recorded goodwill on these transactions as a result of the potential to increase current reserves through enhanced oil recoveries and the recognition of a deferred tax liability for the difference between the carrying values and the tax bases of assets acquired and liabilities assumed. The goodwill is not deductible for tax purposes. Barrick Energy began consolidating the operating results, cash flows, and net assets of Bountiful, Puskwa, and Dolomite, from May 17, 2010, June 25, 2010, and September 17, 2010, respectively.

BARRICK YEAR END 2011	111	NOTES TO FINANCIAL STATEMENTS

Total Costs to Allocate
Purchase cost	$ 264

Allocation of Fair Values to Bountiful, Puskwa, and Dolomite’s Net Assets
Current assets	$ 8
Property, plant and equipment	252
Goodwill	64
Total assets	$ 324
Current liabilities	$ 2
Provisions	8
Bank debt	13
Deferred income tax liabilities	37
Total liabilities	$ 60
Net assets acquired	$ 264

C)	Acquisition of Tusker Gold Limited

On April 27, 2010, ABG acquired 100% of the issued and outstanding shares of Tusker Gold Limited (“Tusker”) for aggregate net consideration of approximately $74 million. As a result of this acquisition, ABG increased its interest in the Nyanzaga joint venture from 51% to 100%. We have determined that this transaction represents a business combination, with ABG identified as the acquirer. The purchase price allocation was finalized in second quarter 2011 and there were no adjustments to the preliminary allocations. The goodwill is attributable to a deferred tax liability generated due to the difference between the fair value of the exploration and evaluation assets and the book value of these assets. The goodwill is not deductible for income tax purposes. The tables below present the purchase cost and our final purchase price allocation. ABG began consolidating the operating results, cash flows and net assets of Tusker from April 30, 2010.

Total Costs to Allocate
Purchase cost	$ 74
Less: cash acquired	(8)
Cash consideration paid	$ 66

Allocation of Fair Values to Tusker’s Net Assets
Property, plant and equipment	$ 80
Goodwill	22
Total assets	$ 102
Current liabilities	$ 10
Other non-current liabilities	4
Deferred income tax liabilities	22
Total liabilities	$ 36
Net assets acquired	$ 66
D)	Disposition of 10% Interest in Sedibelo

On March 23, 2011, we disposed of our 10% interest in the Sedibelo platinum project (“Sedibelo”) with a carrying amount of nil, to the Bakgatla-Ba-Kgafela Tribe (“BBK”), owner of the remaining 90% interest in Sedibelo; and transferred certain long lead items and associated liabilities with carrying amounts of nil and $23 million, respectively, to Newshelf 1101 (Proprietary) Limited for consideration of $44 million. We also settled various outstanding matters between Barrick and the BBK regarding Sedibelo and their respective interests. We recorded a pre-tax gain of $66 million upon the closing of this transaction.

E)	IPO of African Gold Mining Operations

On March 24, 2010, the IPO for ABG closed and its approximately 404 million ordinary shares were admitted to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. ABG sold approximately 101 million ordinary shares in the offering, or about 25% of its equity and Barrick retained an interest in approximately 303 million ordinary shares, or about 75% of the equity of ABG. In April 2010, the over-allotment option was partially exercised resulting in a 1.1% dilution of our interest in ABG to 73.9%.

The net proceeds from the IPO and the exercise of the over-allotment option were approximately $834 million and $50 million, respectively. As Barrick has retained a controlling financial interest in ABG, we continue to consolidate ABG and accounted for the disposition of ABG shares as an equity transaction. Accordingly, the difference between the proceeds received and the carrying amount has been recorded as additional paid-in capital in equity, and we have set up a non-controlling interest to reflect the change in our ownership interest in ABG.

F)	Acquisition of the Additional 25% Interest in Cerro Casale

On March 31, 2010, we completed the acquisition of the additional 25% interest in Cerro Casale from Kinross Gold Corporation (“Kinross”) for cash consideration of $454 million and the elimination of a $20 million contingent obligation, which was payable by Kinross to Barrick on a construction decision. The acquisition of the additional 25% interest has been accounted for as a business combination.

Our interest in the project is now 75% and, as a result of obtaining control, we have re-measured our previously held 50% ownership interest to fair value and recorded a corresponding post-tax gain of $42 million in other income (see note 9C).

BARRICK YEAR END 2011	112	NOTES TO FINANCIAL STATEMENTS

We primarily used an income approach (being the net present value of expected future cash flows) to determine the fair values of the depreciable and non-depreciable mining interest. Estimates of expected future cash flows reflect estimates of projected future revenues, conversion of resources to reserves, production costs and capital expenditures contained in our life-of-mine plan.

We recorded goodwill on this acquisition principally because of the following factors: 1) the going concern value implicit in our ability to sustain and grow this project by increasing reserves and resources through new discoveries; 2) the ability to capture unique synergies that can be realized from managing this project within our South America regional business unit; and 3) the recognition of a deferred tax liability for the difference between the assigned values and the tax bases of assets acquired and liabilities assumed at amounts that do not reflect fair value. The goodwill is not deductible for income tax purposes.

Beginning in second quarter 2010, we consolidated 100% of the operating results, cash flows, assets and liabilities of Cerro Casale, with an offsetting non-controlling interest of 25% measured at fair value as at March 31, 2010.

The tables below present the purchase cost, the final purchase price allocation and the remeasurement gain recorded in other income (note 9C).

Purchase Cost
Cash	$ 454
Less: cash acquired	(7)
Cash consideration paid	$ 447
Carrying amount of equity method investment	839
Remeasurement gain	42
Net assets	$ 1,328

Summary of Purchase Price Allocation
Fair Value at Acquisition
Current assets	$ 1
VAT receivables	12
Depreciable mining interest	1,155
Non-depreciable mining interest	263
Water rights	75
Goodwill	809
Total assets	$ 2,315
Current liabilities	$ 10
Deferred income tax liabilities	523
Total liabilities	$ 533
Non-controlling interest	454
Net assets	$ 1,328

G)	Discontinued Operations

Results of Discontinued Operations
For the years ended December 31	2011	2010
Gold sales
Osborne	$ -	$ 43
Copper sales
Osborne	-	244
	$ -	$ 287
Other metals sales
Osborne	$ -	$ 2
	$ -	$ 2
Income before tax
Osborne	$ -	$ 175
	$ -	$ 175
Net income
Osborne	$ -	$ 124
	$ -	$ 124

Osborne

On September 30, 2010, we divested our Osborne copper mine for $17 million cash, as well as a royalty receivable from any future production, capped at approximately $14 million. Ivanhoe has agreed to assume all site environmental obligations. A loss of approximately $7 million, primarily due to the settlement of severance obligations, was recorded and recognized in discontinued operations. The results of operations and the assets and liabilities of Osborne have been presented as discontinued operations in the consolidated statement of income, the consolidated statement of cash flow and the consolidated balance sheet.

BARRICK YEAR END 2011	113	NOTES TO FINANCIAL STATEMENTS

5 > SEGMENT INFORMATION

Barrick’s business is organized into seven primary business units: four regional gold businesses, a global copper business, an oil and gas business, and a capital projects business. Barrick’s Chief Operating Decision Maker reviews the operating results, assesses performance and makes capital allocation decisions at a business unit level. Therefore, these business units are operating segments for financial reporting purposes. In fourth quarter 2011, Barrick established the global copper business unit in order to maximize the value of the Company’s copper and other non-gold mining assets following the acquisition of Equinox in June, 2011. This unit is responsible for providing strategic direction and oversight of the copper business and ensuring that the Company realizes the business and operational synergies arising from the acquisition. Segment information for the years ended December 31, 2011 and 2010 has been revised to reflect this organizational change.

Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

Consolidated Statements of Income Information
		Cost of Sales
For the year ended December 31, 2011	Revenue	Direct mining & Royalties	Depreciation	Exploration & Evaluation	Operating Segment Administration	Other Expenses[1]	Segment Income (Loss	)[2]
Gold
North America	$ 5,263	$ 1,453	$ 471	$ 98	$ 45	$ 102	$ 3,094
South America	2,864	698	207	26	30	16	1,887
Australia Pacific	3,073	1,304	307	90	42	-	1,330
ABG	1,218	570	138	30	48	35	397

Copper	1,717	813	170	23	22	45	644
Capital Projects[3]	-	-	8	44	2	111	(165)
Barrick Energy	177	59	97	-	12	58	(49)
	$ 14,312	$ 4,897	$ 1,398	$ 311	$ 201	$ 367	$ 7,138

Consolidated Statements of Income Information
		Cost of Sales
For the year ended December 31, 2010	Revenue	Direct mining & Royalties	Depreciation	Exploration & Evaluation	Operating Segment Administration	Other Expenses (Income	)[1]	Segment Income (Loss	)[2]
Gold
North America	$ 3,827	$ 1,347	$ 465	$ 80	$ 39	$ 59		$ 1,837
South America	2,567	491	211	17	41	25		1,782
Australia Pacific	2,438	1,218	262	54	51	22		831
ABG	985	485	113	15	37	20		315

Copper	1,061	342	88	-	5	19		607
Capital Projects[3]	-	-	4	54	3	(43)		(18)
Barrick Energy	123	67	47	-	7	3		(1)
	$ 11,001	$ 3,950	$ 1,190	$ 220	$ 183	$ 105		$ 5,353

[1]	Other expenses include accretion expense. For the year ended December 31, 2011, accretion expense was $52 million (2010: $21 million). See note 17 for further details.
[2]

We manage the performance of our business units using a measure of income before interest and taxes; consequently, interest income, interest expense and income taxes are not allocated to our business units.

[3]	The Capital Projects segment relates to our interests in our significant gold projects under construction.

BARRICK YEAR END 2011	114	NOTES TO FINANCIAL STATEMENTS

Reconciliation of Segment Income to Income (Loss) from Continuing Operations Before Income Taxes
For the years ended December 31	2011	2010
Segment income	$ 7,138	$ 5,353
Depreciation of corporate assets	(21)	(22)
Exploration not attributable to segments	(9)	(9)
Evaluation not attributable to segments	(40)	(36)
Corporate administration	(166)	(156)
Other expenses	49	(76)
Impairment (charges) reversals	(96)	77
Finance income	13	14
Finance costs (excludes accretion)	(147)	(159)
Gain on non-hedge derivatives	81	69
Gain from equity investees not attributable to segments	22	12
Income before income taxes	$ 6,824	$ 5,067

Geographic Information
	Non-current assets[1]			Sales[2]
	As at December 31 2011	As at December 31 2010	As at January 1 2010	2011	2010
United States	$ 5,675	$ 4,966	$ 4,782	$ 4,914	$ 3,524
Zambia	5,153	-	-	543	-
Chile	5,111	4,168	2,189	1,148	1,062
Dominican Republic	3,638	2,624	1,450	-	-
Argentina	2,893	1,954	1,382	1,397	1,352
Tanzania	2,099	1,864	1,652	1,218	985
Canada	1,432	1,014	670	525	426
Saudi Arabia	1,611	-	-	-	-
Australia	1,485	1,367	1,293	2,330	1,828
Papua New Guinea	1,017	924	711	769	609
Peru	602	439	310	1,468	1,215
Other	94	97	139	-	-
Unallocated assets[1]	11,529	8,149	7,417	-	-
Total	$ 42,339	$ 27,566	$ 21,995	$ 14,312	$ 11,001

[1]	Unallocated assets include goodwill, deferred tax assets and other financial assets.
[2]	Presented based on the location in which the sale originated.

BARRICK YEAR END 2011	115	NOTES TO FINANCIAL STATEMENTS

Asset Information[1]
	Total Assets			Segment Capital Expenditures[2]
	As at December 31 2011	As at December 31 2010	As at January 1 2010	For the year ended December 31 2011	For the year ended December 31 2010
Gold
North America	$ 8,200	$ 7,472	$ 7,311	$ 1,056	$ 657
South America	2,925	2,789	1,803	491	294
Australia Pacific	3,982	3,911	3,624	465	385
ABG	2,258	2,031	1,798	309	194
Copper	12,398	2,114	2,126	433	63
Capital Projects[3]	9,385	6,465	2,781	2,563	2,250
Barrick Energy	1,104	726	342	163	86
Segment total	$ 40,252	$ 25,508	$ 19,785	$ 5,480	$ 3,929
Cash and equivalents	2,745	3,968	2,564	-	-
Other current assets	3,800	3,103	2,265	-	-
Equity in investees	308	271	991	-	-
Other investments	161	171	62	-	-
Intangible assets	569	475	275	-	-
Deferred income tax assets	409	625	601	-	-
Assets of discontinued operations	-	-	100	-	-
Other items not allocated to segments	640	516	281	27	67
Total	$ 48,884	$ 34,637	$ 26,924	$ 5,507	$ 3,996

[1]	Liabilities are not managed on a segment basis and have therefore been excluded from segment disclosures.
[2]

Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the Consolidated Statements of Cash Flow are presented on a cash basis. In 2011, cash expenditures were $4,973 million (2010: $3,778 million) and the increase in accrued expenditures was $534 million (2010: $218 million increase).

[3]	The carrying amount of the long-lived assets in the Capital Projects segment is transferred to the relevant operating segment on commissioning of the mine.

BARRICK YEAR END 2011	116	NOTES TO FINANCIAL STATEMENTS

6 > REVENUE
For the years ended December 31	2011	2010
Gold bullion sales[1]
Spot market sales	$ 11,819	$ 9,349
Concentrate sales	444	338
	$ 12,263	$ 9,687
Copper sales[1]
Copper cathode sales	$ 1,141	$ 1,052
Concentrate sales	573	4
	$ 1,714	$ 1,056
Oil and gas sales	$ 177	$ 123
Other metal sales[2]	$ 158	$ 135
Total	$ 14,312	$ 11,001

[1]	Revenues include amounts transferred from OCI to earnings for commodity cash flow hedges (see note 22d).
[2]	Revenues include the sale of by-products for our gold and copper mines.

Principal Products

All of our gold mining operations produce gold in doré form, except Bulyanhulu and Buzwagi which produce both gold doré and gold concentrate. Gold doré is unrefined gold bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers. Concentrate is a processing product containing the valuable ore mineral from which most of the waste mineral has been eliminated. Our Lumwana mine produces a concentrate that primarily contains copper. At our Zaldívar mine we produce copper cathode, which consists of 99.9% copper.

Revenue

Revenue is presented net of direct sales taxes of $50 million (2010: $30 million). Incidental revenues from the sale of by-products, primarily copper and silver, are classified within other metal sales.

Provisional Copper and Gold Sales

We have provisionally priced sales for which price finalization, referenced to the relevant copper and gold index, is outstanding at the balance sheet date. Our exposure at December 31, 2011 to the impact of movements in market commodity prices for provisionally priced sales is set out in the following table:

	Volumes subject to final pricing		Impact on net income before taxation of 10% movement in market price US$M
As at December 31	2011	2010	2011	2010
Copper pounds (millions)	63	37	$ 22	$ 16
Gold ounces (000’s)	29	31	5	4

For the year ended December 31, 2011, our provisionally priced copper sales included provisional pricing losses of $63 million (2010: $32 million gain) and our provisionally priced gold sales included provisional pricing gains of $9 million (2010: $4 million gain).

At December 31, 2011, our provisionally priced copper and gold sales subject to final settlement were recorded at average prices of $3.45/lb (2010: $4.42/lb) and $1,653/oz (2010: $1,392/oz), respectively. The sensitivities in the above tables have been determined as the impact of a 10 percent change in commodity prices at each reporting date, while holding all other variables, including foreign currency exchange rates, constant.

7 > COST OF SALES
For the years ended December 31	2011	2010
Direct mining cost[1,2]	$4,562	$3,674
Depreciation	1,419	1,212
Royalty expense	335	276
	$6,316	$5,162

[1]	Direct mining cost includes charges to reduce the cost of inventory to net realizable value as follows: $nil for the year ended December 31, 2011 (2010: $3 million).
[2]	Direct mining cost includes the costs of extracting co-products.

Cost of Sales

Cost of sales consists of direct mining costs (which include personnel costs, general and administrative costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party smelting, refining and transport fees), and depreciation related to sales and royalty expenses for the period. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold and royalty expense for the period. All costs include any impairment to reduce inventory to its net realizable value.

BARRICK YEAR END 2011	117	NOTES TO FINANCIAL STATEMENTS

Royalties

Certain of our properties are subject to royalty arrangements based on mineral production at the properties. The primary type of royalty is a net smelter return (NSR) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage multiplied by the value of gold production at market gold prices less third-party smelting, refining and transportation costs. Other types of royalties include:

➢	Net profits interest (NPI) royalty,
➢	Modified net smelter return (NSR) royalty,
➢	Net smelter return sliding scale (NSRSS) royalty,
➢	Gross proceeds sliding scale (GPSS) royalty,
➢	Gross smelter return (GSR) royalty,
➢	Net value (NV) royalty,
➢	Land tenement (LT) royalty, and a
➢	Gold revenue royalty.

Royalty expense is recorded on completion of the production process.

Royalties applicable to our oil and gas properties include:

➢	Crown royalties,
➢	Net profits interest (NPI) royalty,
➢	Overriding royalty (ORR), and a
➢	Freehold royalty (FH).

Producing mines and capital projects	Type of royalty
North America
Goldstrike	0%-5% NSR, 0%-6% NPI
Williams	1.5% NSR, 0.75%-1% NV
David Bell	3%-3.5% NSR
Hemlo - Interlake property	50% NPI, 3% NSR
Round Mountain	3.53%-6.35% NSRSS
Bald Mountain	3.5%-7% NSRSS, 2.9%-4% NSR, 10% NPI
Ruby Hill	3% modified NSR
Cortez	1.5% GSR
Cortez - Pipeline/South Pipeline deposit	0.4%-9% GSR
Cortez - portion of Pipeline/South Pipeline deposit	5% NV
South America
Veladero	3.75% gross proceeds
Lagunas Norte	2.51% NSR
Australia Pacific
Porgera	2% NSR, 0.25% other
Queensland & Western Australia production[1]	2.5%-2.7% of gold revenue
Cowal	4% of net gold revenue
African Barrick Gold
Bulyanhulu	3% NSR
Tulawaka	3% NSR
North Mara - Nyabirama and Nyabigena pit	3% NSR, 1% LT
North Mara - Gokona pit	3% NSR, 1.1% LT
Buzwagi	3% NSR, 30% NPI[2]
Capital Projects
Donlin Gold Project	1.5% NSR (first 5 years), 4.5% NSR (thereafter), 8.0% NPI[3]
Pascua-Lama Project - Chile gold production	1.5%-9.8% GPSS
Pascua-Lama Project - Chile copper production	2% NSR
Pascua-Lama Project - Argentina production	3% modified NSR
Pueblo Viejo	3.2% NSR (for gold & silver), 28.75% NPI[3]
Cerro Casale	3% NSR (capped at $3 million cumulative)
Copper
Lumwana	3% GSR[4]
Reko Diq	2% NSR
Kabanga	3% NSR
Other
Barrick Energy	0.22% NPI, 1.69% FH&ORR, 20.4% Crown Royalty

[1]	Includes the Kalgoorlie, Kanowna, Granny Smith, Plutonic, Darlot and Lawlers mines.
[2]

The NPI is calculated as a percentage of profits realized from the Buzwagi mine after all capital, exploration, and development costs and interest incurred in relation to the Buzwagi mine have been recouped and all operating costs relating to the Buzwagi mine have been paid. No amount is currently payable.

[3]	The NPI is calculated as a percentage of profits realized from the mine until all funds invested to date with interest at an agreed upon rate are recovered. No amount is currently payable.
[4]	The GSR will increase to 6% effective April 1, 2012.

BARRICK YEAR END 2011	118	NOTES TO FINANCIAL STATEMENTS

8 > EXPLORATION AND EVALUATION
For the years ended December 31	2011	2010
Exploration:
Minesite exploration	$ 72	$ 51
Global programs	145	103
	$ 217	$ 154
Evaluation costs	129	75
Exploration and evaluation expense[1]	$ 346	$ 229

[1]	Approximates the impact on Operating Cash Flow.

9 > OTHER CHARGES
A Other Expense
For the years ended December 31	2011	2010
Operating segment administration[1]	$ 201	$ 183
Corporate social responsibility	55	25
Changes in estimate of rehabilitation costs at closed mines	79	41
World Gold Council fees	9	16
Currency translation losses[2]	22	26
Pension and other post-retirement benefit expense (note 32)	4	6
Severance and other restructuring costs	6	16
Equinox acquisition costs	39	-
Other expensed items	161	142
Total	$ 576	$ 455

[1]	Relates to costs incurred at business unit offices.
[2]	Amounts attributable to currency translation losses on working capital balances.

B Impairment Charges and Reversals
For the years ended December 31	2011	2010
Impairment of long-lived assets[1]	$ 138	$ 11
Impairment (reversal) of investment in associates[2]	-	(84)
Impairment of available-for-sale investments	97	-
Total	$ 235	$ (73)

[1]

In 2011, an impairment charge of $83 million was recorded to reduce the carrying amount to the estimated fair value for certain power assets and tailings dam assets at Pueblo Viejo. In 2011, the carrying amount of certain properties at Barrick Energy were tested for impairment on update of reserves following completion of the annual long-range planning process. An impairment charge of $49 million was recorded to reduce the carrying amount to the estimated fair value for these properties. Refer to note 17.

[2]	2010 amount reflects an impairment reversal on our investment in Highland Gold. Refer to note 3.

C Other Income
For the years ended December 31	2011	2010
Gain on sale/acquisition of long-lived assets/investments[1]	$ 229	$ 79
Royalty income	3	7
Other	16	30
Total	$ 248	$ 116

[1]

2011 amounts include the sale of our interest in Sedibelo ($66 million), Fronteer Gold ($46 million), Fenn Gibb ($34 million), Metminco ($32 million) and Pinson ($28 million). 2010 amounts include $42 million related to the acquisition of an additional 25% interest in Cerro Casale. See note 4f for further details.

10 > INCOME TAX EXPENSE
For the years ended December 31	2011	2010
Tax on profit
Current tax
Charge for the year	$ 1,861	$ 1,317
Adjustment in respect of prior years	24	(8)
	$ 1,885	$ 1,309
Discontinued operations	-	(52)
Continuing operations	$ 1,885	$ 1,257
Deferred tax
Origination and reversal of temporary differences in the current year	$ 405	$ 336
Adjustment in respect of prior years	(3)	(32)
Continuing operations	$ 402	$ 304
	$ 2,287	$ 1,561
Tax expense related to continuing operations
Current
Canada	$ 23	$ 15
International	1,736	1,246
	$ 1,759	$ 1,261
Deferred
Canada	$ (15)	$ (2)
International	453	325
	$438	$323
Income tax expense before elements below which relate to international jurisdictions	$ 2,197	$ 1,584
Net currency translation (gains) losses on deferred tax balances	(32)	(19)
Dividend withholding tax	87	74
Impact of Peruvian Tax Court decision	39	-
Impact of legislative amendments in Australia	-	(78)
Impact of Australian functional currency election	(4)	-
Total expense	$ 2,287	$ 1,561

BARRICK YEAR END 2011	119	NOTES TO FINANCIAL STATEMENTS

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Papua New Guinea deferred tax liabilities with a carrying amount of approximately $40 million, and Argentinean deferred tax liabilities with a carrying amount of approximately $257 million. In 2011 and 2010, the appreciation of the Papua New Guinea Kina against the US dollar, and the weakening of the Argentine peso against the US dollar resulted in net translation gains totaling $32 million and $19 million, respectively. These gains are included within deferred tax expense/recovery.

Dividend Withholding Tax

In 2011, we recorded an $87 million dollar dividend withholding current tax expense in respect of funds repatriated from foreign subsidiaries.

In 2010, we recorded a $74 million dollar dividend withholding current tax expense in respect of funds available to be repatriated from a foreign subsidiary.

Peruvian Tax Court Decision

On September 30, 2004, the Tax Court of Peru issued a decision in our favor in the matter of our appeal of a 2002 income tax assessment for an amount of $32 million, excluding interest and penalties. The assessment mainly related to the validity of a revaluation of the Pierina mining concession, which affected its tax basis for the years 1999 and 2000. The full life of mine effect on current and deferred income tax liabilities totaling $141 million was fully recorded at December 31, 2002, as well as other related costs of about $21 million.

In January 2005, we received written confirmation that there would be no appeal of the September 30, 2004 Tax Court of Peru decision. In December 2004, we recorded a $141 million reduction in current and deferred income tax liabilities and a $21 million reduction in other accrued costs. The confirmation concluded the administrative and judicial appeals process with resolution in Barrick’s favor.

Notwithstanding the favorable Tax Court decision we received in 2004 on the 1999 to 2000 revaluation matter, in an audit concluded in 2005, The Tax Administration in Peru (SUNAT) has reassessed us on the same issue for tax years 2001 to 2003. On October 19, 2007, SUNAT confirmed their reassessment. We filed an appeal to the Tax Court of Peru within the statutory period.

The Tax Court decision was rendered on August 15, 2011. The Tax Court ruled in our favor on substantially all material issues. However, based on the Tax Court decision, the timing of certain deductions would differ from the position taken on filing. As a result, we would incur interest and penalties in some years and earn refund interest income in other years. SUNAT has since assessed us $100 million for this matter. However, we believe that the SUNAT amount is incorrect, and have appealed the assessment. After recomputing the liability, to reflect what we believe is the probable amount, we have recorded a current tax expense of $39 million in 2011 in respect of this matter.

On November 15, 2011, we appealed the Tax Court decision to the Judicial Court with respect to the timing of certain deductions for the Pierina mining concession. SUNAT also appealed the Tax Court decision to the Judicial Court.

Australian Functional Currency Election

In 2011, we filed an election in Australia to prepare certain of our Australian tax returns using US dollar functional currency effective January 1, 2011. This election resulted in a one-time deferred tax benefit of $4 million. Going forward, all material Australian tax returns will now be filed using a US dollar functional currency.

Impact of Legislative Amendments in Australia

In Australia, we elected to enter into the consolidated tax regime in 2004 (in 2002 for the former Placer Dome Inc. subsidiaries). At the time the elections were made, there were certain accrued gains that were required to be included in taxable income upon subsequent realization. In second quarter 2010, clarifying legislative amendments to the Australian consolidation tax rules were enacted. These amendments enable us to reduce the inclusion of certain of these accrued gains, resulting in a permanent decrease in taxable income. The impact of the amendment is a current tax recovery of $78 million recorded in 2010.

BARRICK YEAR END 2011	120	NOTES TO FINANCIAL STATEMENTS

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2011	2010
At 28% (2010: 31%) statutory rate	$ 1,911	$ 1,571
Increase (decrease) due to:
Allowances and special tax deductions[1]	(243)	(168)
Impact of foreign tax rates[2]	270	86
Expenses not tax deductible	22	43
Net currency translation (gains)/losses on deferred tax balances	(32)	(19)
Recognition of previously unrecognized deferred tax assets	-	(129)
Current year tax losses not recognized in deferred tax assets	17	16
Adjustments in respect of prior years	21	(40)
Impact of Peruvian Tax Court decision	39	-
Impact of Australian functional currency election	(4)	-
Impact of legislative amendments in Australia	-	(78)
Dividend withholding tax	87	74
Other withholding taxes	31	21
Mining taxes	167	108
Other items	1	76
Income tax expense	$ 2,287	$ 1,561

[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.

BARRICK YEAR END 2011	121	NOTES TO FINANCIAL STATEMENTS

11 > EARNINGS PER SHARE
For the years ended December 31 ($ millions, except shares in millions and per	2011		2010
share amounts in dollars)	Basic	Diluted	Basic	Diluted
Income from continuing operations	$ 4,537	$ 4,537	$ 3,506	$ 3,506
Net income attributable to non-controlling interests	(53)	(53)	(48)	(48)
Net income from continuing operations after assumed conversions	$ 4,484	$ 4,484	$ 3,458	$ 3,458
Income from discontinued operations	-	-	124	124
Net income attributable to equity holders of Barrick Gold Corporation after assumed conversions	$ 4,484	$ 4,484	$ 3,582	$ 3,582
Weighted average shares outstanding	999	999	987	987
Effect of dilutive securities
Stock options	-	2	-	2
Convertible debentures	-	-	-	8
	999	1,001	987	997
Earnings per share data attributable to the equity holders of Barrick Gold
Corporation
Income from continuing operations	$ 4.49	$ 4.48	$ 3.50	$ 3.47
Income from discontinued operations	$ -	$ -	$ 0.13	$ 0.12
Net income	$ 4.49	$ 4.48	$ 3.63	$ 3.59

12 > FINANCE INCOME AND FINANCE COST
A Finance Income
For the years ended December 31	2011	2010
Interest income	$ 13	$ 13
Other	-	1
Total	$ 13	$ 14

B Finance Costs
For the years ended December 31	2011	2010
Interest	$ 541	$ 419
Amortization of debt issue costs	17	4
Amortization of premium (discount)	(3)	2
Interest capitalized[1]	(408)	(285)
Finance charges[2]	-	19
Accretion	52	21
Total	$ 199	$ 180

[1]

Interest has been capitalized at the rate of interest applicable to the specific borrowings financing the assets under construction or, where financed through general borrowings, at a capitalization rate representing the average interest rate on such borrowings. For the year ended December 31, 2011, the general capitalization rate was 5.43% (2010: 6.42%).

[2]	Represents accrued financing charges on the remaining settlement obligation to close out gold sales contracts.

BARRICK YEAR END 2011	122	NOTES TO FINANCIAL STATEMENTS

13 > CASH FLOW – OTHER ITEMS

A Operating Cash Flows - Other Items
For the years ended December 31	2011	2010
Adjustments for non-cash income statement items:
Currency translation losses (note 9a)	$ 22	$ 26
Amortization of debt issue costs	17	4
RSU expense	30	48
Stock option expense	15	16
Gain on non-hedge derivatives	(81)	(69)
(Gain) loss from investment in associates and JCEs (note 14)	(8)	24
Change in estimate of rehabilitation provisions at closed mines	79	41
Inventory impairment charges (reversals) (note 15)	-	3
Cash flow arising from changes in:
Derivative assets and liabilities	(78)	(42)
Other current assets	(32)	(101)
Value added tax recoverable	(68)	(81)
Accounts receivable	49	(57)
Other current liabilities	(81)	68
Prepaid assets	(35)	90
Accounts payable and accrued liabilities	66	311
Other assets and liabilities	(24)	130
Income from discontinued operations	-	(124)
Payment of settlement of gold sales contracts	-	(656)
Operating cash flows of discontinued operations	-	(8)
Settlement of rehabilitation obligations	(44)	(44)
Other net operating activities	(173)	(421)
Operating cash flow includes payments for:
Cash interest paid (note 22)	$ 137	$ 153

B Investing Cash Flows – Other Items
For the years ended December 31	2011	2010
Funding of investments in associates and JCEs (note 14)	$ (36)	$ (51)
Other	(197)	(3)
Other net investing activities	$ (233)	$ (54)
Investing cash flow includes payments for:
Capitalized interest (note 22)	$ 382	$ 275

C Financing Cash Flows – Other Items
For the years ended December 31	2011	2010
Financing fees on long-term debt	$ (59)	$ (37)
Derivative settlements	(7)	12
Other net financing activities	$ (66)	$ (25)

BARRICK YEAR END 2011	123	NOTES TO FINANCIAL STATEMENTS

14 > INVESTMENTS

A Equity Accounting Method Investment Continuity
	Highland Gold[2]	Reko Diq[3]	Cerro Casale	Donlin Gold	Kabanga	Total
At January 1, 2010	$ 96	$ 131	$ 828	$ 67	$ 2	$ 1,124
Equity pick-up (loss) from equity investees	12	(19)	(1)	(10)	(6)	(24)
Funds invested (dividends received)	-	12	12	22	5	51
Impairment (charges) reversals	84	-	-	-	-	84
Derecognition on acquisition of controlling interest[1]	-	-	(839)	-	-	(839)
At December 31, 2010	$ 192	$ 124	$ -	$ 79	$ 1	$ 396
Equity pick-up (loss) from equity investees	22	(12)	-	(2)	-	8
Funds invested (dividends received)	(5)	9	-	22	10	36
At December 31, 2011	$ 209	$ 121	$ -	$ 99	$ 11	$ 440
Publicly traded	Yes	No	No	No	No	No

[1]

The carrying amount of the Cerro Casale investment has been derecognized as an equity method investee as a result of our obtaining control over the entity as a result of the acquisition of an additional 25% interest in Q1 2010. See note 4f for further details.

[2]

Based on the December 30, 2011 trading price of $1.88 GBP per share, the market value of our investment in Highland Gold is $193 million. We performed a qualitative and quantitative assessment on the decline in fair value and determined that the decline was not significant or prolonged.

[3]	Refer to note 33 for further details.

In February 2012, we determined that our investment in Highland Gold Mining Limited (“Highland”) was non-core to our business operations and strategy. As a result, we intend to divest our shareholding in an orderly process which delivers proper value to Barrick and supports the interests and aims of Highland and its shareholders. Based on the trading price of Highland as at February 14, 2012, the market value of our investment in Highland is $169 million.

B Other Investments
	As at December 31, 2011		As at December 31, 2010		As at January 1, 2010
	Fair Value[1]	Gains in OCI	Fair value	Gains in OCI	Fair value	Gains in OCI
Available-for-sale securities	$ 161	$ 25	$ 171	$ 85	$ 62	$ 27

[1]	Refer to note 23 for further information on the measurement of fair value.

Gains on Investments Recorded in Earnings
For the years ended December 31	2011	2010
Gains realized on sales[1]	$ 55	$ 12
Cash proceeds from sales	80	15

[1]	2011 amounts include gains realized on sale of our investment in Fronteer Gold of $46 million.

BARRICK YEAR END 2011	124	NOTES TO FINANCIAL STATEMENTS

15 > INVENTORIES
		Gold			Copper
	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
Raw materials
Ore in stockpiles	$ 1,401	$ 1,364	$ 932	$ 189	$ 112	$ 79
Ore on leach pads	335	223	184	247	157	130
Mine operating supplies	757	558	485	128	25	19
Work in process	371	255	237	6	48	47
Finished products
Gold doré	111	88	74	-	-	-
Copper cathode	-	-	-	14	8	5
Copper concentrate	-	-	-	89	-	-
Gold concentrate	3	-	5	-	-	-
	$ 2,978	$ 2,488	$ 1,917	$ 673	$ 350	$ 280
Non-current ore in stockpiles[1]	(980)	(884)	(589)	(173)	(156)	(120)
	$ 1,998	$ 1,604	$ 1,328	$ 500	$ 194	$ 160

[1]	Ore that we do not expect to process in the next 12 months is classified within other assets.

For the years ended December 31	2011	2010
Inventory impairment charges	$ 1	$ 3
Inventory impairment charges reversed	(1)	-

Ore on leach pads

The recovery of gold and copper from certain oxide ores is achieved through the heap leaching process. Our Pierina, Lagunas Norte, Veladero, Cortez, Bald Mountain, Round Mountain, Ruby Hill and Marigold mines all use a heap leaching process for gold and our Zaldívar mine uses a heap leaching process for copper. Under this method, ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold or copper contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold or copper is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces or pounds are recovered based on the average cost per recoverable ounce of gold or pound of copper on the leach pad.

Estimates of recoverable gold or copper on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold or copper placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold or copper actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is regularly monitored and estimates are refined based on actual results over time. Historically, our operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold or copper on our leach pads. At December 31, 2011, the weighted average cost per recoverable ounce of gold and recoverable pound of copper on leach pads was $653 per ounce and $1.03 per pound, respectively (2010: $427 per ounce of gold and $0.69 per pound of copper). Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

The ultimate recovery of gold or copper from a leach pad will not be known until the leaching process is concluded. Based on current mine plans, we expect to place the last ton of ore on our current leach pads at dates for gold ranging from 2012 to 2030 and for copper ranging from 2012 to 2028. Including the estimated time required for

BARRICK YEAR END 2011	125	NOTES TO FINANCIAL STATEMENTS

residual leaching, rinsing and reclamation activities, we expect that our leaching operations will terminate within a period of up to six years following the date that the last ton of ore is placed on the leach pad.

The current portion of ore inventory on leach pads is determined based on estimates of the quantities of gold or copper at each balance sheet date that we expect to recover during the next 12 months.

Ore in Stockpiles

	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010	Year[1]
Gold
Goldstrike	$ 525	$ 507	$ 407	2027
Cortez	192	366	97	2024
Porgera	149	111	105	2025
Kalgoorlie	99	89	79	2022
Cowal	90	81	77	2020
North Mara	75	59	56	2020
Buzwagi	59	41	25	2024
Pueblo Viejo	55	6	-	2047
Round Mountain	47	4	5	2019
Veladero	30	20	26	2014
Lagunas Norte	22	24	8	2012
Turquoise Ridge	15	14	15	2039
Other	43	42	32
Copper
Zaldívar	175	112	79	2028
Lumwana	14	-	-	2037
	$ 1,590	$ 1,476	$ 1,011

[1]	Year in which we expect to complete full processing of the ore in stockpiles.

Ore on Leachpads

	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010	Year[1]
Gold
Veladero	$ 128	$ 71	$ 46	2012
Cortez	12	16	24	2012
Ruby Hill	9	10	23	2012
Bald Mountain	61	12	24	2012
Lagunas Norte	15	17	23	2012
Round Mountain	17	26	17	2012
Pierina	71	52	14	2012
Marigold	22	19	13	2012
Copper
Zaldívar	247	157	130	2014
	$ 582	$ 380	$ 314

[1]	Year in which we expect to complete full processing of the ore on leachpads.

Purchase Commitments

At December 31, 2011, we had purchase obligations for supplies and consumables of approximately $1,748 million (2010: $1,449 million).

16> ACCOUNTS RECEIVABLE AND OTHER CURRENT ASSETS

	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
Accounts receivable
Amounts due from concentrate sales	$ 99	$ 46	$ 16
Amounts due from copper cathode sales	107	159	109
Other receivables	220	165	134
	$ 426	$ 370	$ 259
Other current assets
Derivative assets (note 22f)	$ 507	$ 615	$ 214
Goods and services taxes recoverable[1]	194	211	201
Prepaid expenses	123	95	92
Other	52	14	11
	$ 876	$ 935	$ 518

[1]	Includes $131 million and $22 million in VAT and fuel tax receivables in South America and Africa, respectively (2010: $132 million and $59 million, respectively).

BARRICK YEAR END 2011	126	NOTES TO FINANCIAL STATEMENTS

17 > PROPERTY, PLANT AND EQUIPMENT

		Mining Properties[1]
	Buildings, plant and equipment	Assets subject to depreciation[3]	Assets not subject to depreciation[2]	Oil and gas properties	Total
At January 1, 2010
Net of accumulated depreciation	$ 2,081	$ 7,070	$ 3,886	$ 341	$ 13,378
Adjustment on currency translation	-	-	-	28	28
Additions	202	471	3,152	90	3,915
Capitalized interest	-	-	284	-	284
Disposals	(5)	(2)	(17)	-	(24)
Acquisitions	-	-	1,535	252	1,787
Depreciation	(392)	(1,035)	-	(44)	(1,471)
Impairments (charges)	-	-	-	(7)	(7)
Transfers between categories[4]	568	695	(1,263)	-	-
At December 31, 2010	$ 2,454	$ 7,199	$ 7,577	$ 660	$ 17,890
At January 1, 2010
Cost	$ 6,058	$ 13,141	$ 3,886	$ 391	$ 23,476
Accumulated depreciation	(3,977)	(6,071)	-	(50)	(10,098)
Net carrying amount - January 1, 2010	$ 2,081	$ 7,070	$ 3,886	$ 341	$ 13,378

At December 31, 2010
Cost	$ 6,808	$ 14,278	$ 7,577	$ 754	$ 29,417
Accumulated depreciation	(4,354)	(7,079)	-	(94)	(11,527)
Net carrying amount - December 31, 2010	$ 2,454	$ 7,199	$ 7,577	$ 660	$ 17,890

		Mining Properties[1]
	Buildings, plant and equipment	Assets subject to depreciation[3]	Assets not subject to depreciation[2]	Oil and gas properties	Total
At December 31, 2010
Net of accumulated depreciation	$ 2,454	$ 7,199	$ 7,577	$ 660	$ 17,890
Adjustment on currency translation	-	-	-	(22)	(22)
Additions	180	219	4,874	178	5,451
Capitalized interest	-	-	396	-	396
Disposals	(20)	(4)	-	-	(24)
Acquisitions	-	3,078	3,400	342	6,820
Depreciation	(389)	(910)	-	(95)	(1,394)
Impairments (charges)	-	-	(89)	(49)	(138)
Transfers between categories[4]	417	1,468	(1,885)	-	-
At December 31, 2011	$ 2,642	$ 11,050	$ 14,273	$ 1,014	$ 28,979
At December 31, 2011
Cost	$ 7,352	$ 19,200	$ 14,273	$ 1,225	$ 42,050
Accumulated depreciation	(4,710)	(8,150)	-	(211)	(13,071)
Net carrying amount - December 31, 2011	$ 2,642	$ 11,050	$ 14,273	$ 1,014	$ 28,979

[1]	Includes capitalized reserve acquisition costs, capitalized development costs and exploration and evaluation costs.
[2]	Assets not subject to depreciation includes construction-in-progress, capital projects and acquired mineral resources and exploration potential.
[3]

Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.

[4]	The carrying amount of the long-lived assets in the Capital Projects segment is transferred to the relevant operating segment on commissioning of the mine.

BARRICK YEAR END 2011	127	NOTES TO FINANCIAL STATEMENTS

Assets Not Subject to Depreciation

	Carrying amount at December 31, 2011	Carrying amount at December 31, 2010	Carrying amount at January 1, 2010
Construction-in-progress[3]	$ 1,314	$ 913	$ 853
Acquired mineral resources and exploration potential	2,278	359	423
Projects
Pascua-Lama	3,749	2,156	1,185
Pueblo Viejo[2]	3,554	2,590	1,425
Cerro Casale[1,2]	1,732	1,544	-
Jabal Sayid	1,605	-	-
Other	41	15
	$ 14,273	$ 7,577	$ 3,886

1

The carrying amount of the Cerro Casale investment has been transferred to PP&E as a result of our obtaining control over the entity due to the acquisition of an additional 25% interest. See note 4f for further details.

2	Amounts are presented on a 100% basis and include our partner’s non- controlling interest.
3	Represents assets under construction at our operating mine sites.
B	Depreciation and Accretion

	2011	2010
Depreciation (note 5)	$ 1,419	$ 1,212
Accretion (note 24)	52	21
	$ 1,471	$ 1,233

Changes in Gold and Copper Mineral Reserves

At the end of each fiscal year, as part of our annual business cycle, we prepare estimates of proven and probable gold and copper mineral reserves for each mineral property. We prospectively revise calculations of amortization expense for property, plant and equipment amortized using the UOP method, whereby the denominator is estimated recoverable ounces of gold/pounds of copper. The effect of changes in reserve estimates on amortization expense for 2011 was a $119 million decrease (2010: $40 million decrease).

C	Capital Commitments

In addition to entering into various operational commitments in the normal course of business, we had commitments of approximately $1,338 million at December 31, 2011 (2010: $1,254 million) for construction activities at our capital projects.

BARRICK YEAR END 2011	128	NOTES TO FINANCIAL STATEMENTS

18 > GOODWILL AND OTHER INTANGIBLE ASSETS

A Goodwill

We allocate goodwill to the group of CGUs that comprise an operating segment, since each CGU in a segment is expected to derive benefits from a business combination that results in the recognition of goodwill. At December 31, 2011, goodwill has been allocated to each operating segment as follows:

	Gold
	North America	Australia	South America	ABG	Capital Projects	Copper[4]	Barrick Energy	Total
Opening balance January 1, 2010	$ 2,376	$ 1,480	$ 441	$ 157	$ -	$ 743	$ -	$ 5,197
Additions[1]	$ -	$ -	$ -	$22	$ -	$ -	$64	$86
Other[3]	-	-	-	-	809	-	4	813
Closing balance December 31, 2010	$ 2,376	$ 1,480	$ 441	$ 179	$ 809	$ 743	$ 68	$ 6,096
Additions[2]	$ -	$ -	$ -	$ -	$ -	$3,506	$26	$3,532
Other[3]	-	-	-	-	-	-	(2)	(2)
Closing balance December 31, 2011	$ 2,376	$ 1,480	$ 441	$ 179	$ 809	$ 4,249	$ 92	$ 9,626
Cost	$2,376	$1,480	$441	$179	$809	$4,249	$92	$9,626
Net carrying amount	$ 2,376	$ 1,480	$ 441	$ 179	$ 809	$ 4,249	$ 92	$ 9,626

[1]	Represents goodwill acquired as a result of the acquisition of Tusker ($22 million) (note 4c) and Bountiful, Puskwa and Dolomite ($64 million) (note 4b).
[2]	Represents goodwill acquired as a result of the acquisition of Equinox ($3,506 million) (note 4a) and Venturion and Culane ($26 million) (note 4b).
[3]

Represents remeasured goodwill as a result of the adoption of the consolidation method of accounting following acquisition of an additional 25% interest in Cerro Casale (note 4f) and the impact of foreign exchange rate changes on the translation of Barrick Energy from C $ to US $.

[4]

In fourth quarter 2011, we established a global copper business unit. As a result, all of our copper assets now form part of this operating segment. The comparatives have been restated to reflect this reorganization.

B Intangible Assets

	Water rights[1]	Technology[2]	Supply contracts[3]	Exploration potential[4]	Total
Opening balance January 1, 2010	$ 40	$ 17	$ 9	$ 209	$ 275
Additions	$76	$ -	$6	$126	$208
Disposals	-	-	(7)	-	(7)
Amortization	-	-	(1)	-	(1)
Closing balance December 31, 2010	$ 116	$ 17	$ 7	$ 335	$ 475
Additions	$ -	$ -	$16	$78	$94
Closing balance December 31, 2011	$ 116	$ 17	$ 23	$ 413	$ 569
Cost	$116	$17	$39	$413	$585
Accumulated amortization and impairment losses	-	-	(16)	-	(16)
Net carrying amount December 31, 2011	$ 116	$ 17	$ 23	$ 413	$ 569

[1]

Water rights in South America ($116 million) are subject to annual impairment testing and will be amortized through cost of sales when used in the future. In 2010, we recorded a $75 million increase as a result of adoption of the consolidation method of accounting for Cerro Casale. Refer to note 4f.

[2]	The amount will be amortized through cost of sales using the UOP method over the estimated proven and probable reserves of the Pueblo Viejo mine, with no assumed residual value.
[3]	Relates to a supply agreement with Michelin North America Inc. to secure a supply of tires and will be amortized over the effective term of the contract through cost of sales.
[4]

Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences (note 2m(i)).

BARRICK YEAR END 2011	129	NOTES TO FINANCIAL STATEMENTS

C Impairment of Goodwill and Non-current Assets

Goodwill was tested for impairment in the fourth quarter. The recoverable amount of each operating segment has been determined using a FVLCS approach. For the year ended December 31, 2011, we did not record any impairment to goodwill (2010: nil).

FVLCS for each gold operating segment was determined by considering the net present value (“NPV”) of the future cash flows expected to be generated by the segment. Net future cash flows were derived from the most recent life of mine (“LOM”) plans, with mine lives ranging from 2 to 35 years, aggregated to the segment level. We have used an estimated long-term gold price of $1,600 per ounce (2010: $1,250 per ounce) to estimate future revenues. The net future cash flows were discounted using a segment real weighted average cost for a gold business of 5% (2010: 5%). Gold companies consistently trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, whereby the NAV represents the multiple applied to the NPV to arrive at the trading price. As a result, we applied a NAV multiple to the NPV of each gold operating segment based on the observable NAV multiples of comparable companies as at the test date. In 2011, the average NAV multiple was about 1.2 (2010: 1.4).

For our copper segment, the FVLCS was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans, with mine lives ranging from 11 to 31 years, aggregated to the segment level. We utilized a long-term risk-adjusted copper price of $3.44 per pound to estimate future revenues. The risk adjustment to the average long-term copper price was approximately 4.5%. The expected net future cash flow was additionally discounted using rates from 4.5% to 5.5% to reflect the time value of money and a residual risk factor for cash flow uncertainties not related to metal price. This results in an effective weighted average cost of capital for the copper segment of approximately 7%.

For our oil and gas segment, the FVLCS was determined based on the NPV of future cash flows expected to be generated from our oil and gas properties, aggregated to the segment level. We have estimated future oil prices using the forward curve provided by an independent reserve evaluation firm, with prices starting at $97 per barrel (WTI) (2010: $88 per barrel). The net future cash flows were discounted using a real weighted average cost of capital for long life oil and gas assets of 8.5% (2010: 8.5%).

Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable. The recoverable amount is calculated using the same FVLCS approach as described above for goodwill. However, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For the year ended December 31, 2011, we recorded impairment charges of $138 million for non-current assets. The impairment included a $49 million charge at our Barrick Energy segment, primarily due to recovery issues at one of our properties. Impairment charges also included an $83 million write-down of certain power related assets at our Pueblo Viejo project as a result of a decision to proceed with an alternative long-term power solution.

Expected future cash flows used to determine the FVLCS used in the impairment testing of goodwill and non-current assets are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs and capital expenditures reflected in our LOM plans; as well as economic factors beyond management’s control, such as gold, copper and oil prices; discount rates; and observable NAV multiples. Should management’s estimate of the future not reflect actual events, further impairments may be identified.

For purposes of testing for impairment of non-current assets of our gold, copper and oil and gas segments, a reasonably possible change in the key assumptions used to estimate the FVLCS could result in an impairment charge at one or more of our CGUs. The carrying value of the net assets of CGUs that are most sensitive to changes in the key assumptions are:

As at December 31, 2011	Carrying Value
Lumwana	$ 3,538
Jabal Sayid	1,160
Buzwagi	634
Barrick Energy CGUs	231
Pierina	51

BARRICK YEAR END 2011	130	NOTES TO FINANCIAL STATEMENTS

19 > OTHER ASSETS

	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
Derivative assets (note 22f)	$ 455	$ 511	$ 290
Goods and services taxes recoverable[1]	272	138	121
Notes receivable	121	90	94
Other	154	134	144
	$ 1,002	$ 873	$ 649

[1]	Includes $209 million and $63 million in VAT and fuel tax receivables in South America and Africa, respectively (2010: $75 million and $63 million, respectively).

20 > ACCOUNTS PAYABLE

	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
Accounts payable	$ 963	$ 790	$ 612
Accruals	1,120	721	609
	$ 2,083	$ 1,511	$ 1,221

21 > OTHER CURRENT LIABILITIES

	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
Provision for environmental rehabilitation (note 24)	$ 79	$ 88	$ 85
Derivative liabilities (note 22f)	22	173	180
Post-retirement benefits (note 32b)	14	10	16
Restricted stock units (note 31b)	27	51	26
Contingent purchase consideration[1]	50	-	-
Other	134	94	59
	$ 326	$ 416	$ 366

[1]

Represents the contingent purchase consideration arising on our acquisition of the additional 40% interest in our Cortez property in 2008. Consideration of $1,695 million was recognized on acquisition in 2008.

22 > FINANCIAL INSTRUMENTS

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable – note 16; investments – note 14; restricted share units – note 31b.

A Cash and Equivalents

Cash and equivalents include cash, term deposits, treasury bills and money markets with original maturities of less than 90 days.

	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
Cash deposits	$ 1,009	$ 1,345	$ 509
Term deposits	278	1,236	298
Treasury bills	-	-	125
Money market investments	1,458	1,387	1,632
	$ 2,745	$ 3,968	$ 2,564

BARRICK YEAR END 2011	131	NOTES TO FINANCIAL STATEMENTS

B	Long-Term Debt[1]

	2011				2010
	At December 31	Proceeds	Repayments	Amortization and Other[2]	At December 31	Proceeds	Repayments	Amortization and Other[2]	At January 1
1.75%/2.9%/4.4%/5.7% notes[3]	$ 3,972	$ 4,000	$ -	$ (28)	$ -	$ -	$ -	$ -	$ -
5.80%/4.875% notes[4]	750	-	-	-	750	-	-	4	746
5.75%/6.35% notes[5]	988	-	-	-	988	-	-	1	987
Other fixed rate notes	3,190	-	-	-	3,190	-	-	6	3,184
Convertible senior debentures[6]	-	-	-	-	-	-	176	3	173
Project financing	873	148	-	(16)	741	754	62	(8)	57
Capital leases	203	-	20	151	72	-	24	34	62
Other debt obligations[7]	899	-	-	2	897	-	63	(9)	969
First credit facility[8]	1,500	1,500	-	-	-	-	-	-	-
Second credit facility[9]	994	1,000	-	(6)	-	-	-	-	-
	$ 13,369	$ 6,648	$ 20	$ 103	$ 6,638	$ 754	$ 325	$ 31	$ 6,178
Less: current portion[10]	(196)	-	-	-	(14)	-	-	-	(54)
	$ 13,173	$ 6,648	$ 20	$ 103	$ 6,624	$ 754	$ 325	$ 31	$ 6,124

[1]

The agreements that govern our long-term debt each contain various provisions which are not summarized herein. In certain cases, these provisions allow Barrick to, at its option, redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.

[2]	Amortization of debt premium/discount and increases in capital leases.
[3]

In June 2011, we issued an aggregate of $4 billion of debentures to finance a portion of the acquisition of Equinox. They are comprised of: $700 million at a $1 million discount that matures on May 30, 2014, $1.1 billion at a $1 million discount that matures on May 30, 2016, $1.35 billion at a $1 million discount that matures on May 30, 2021, and $850 million at a $4 million discount that matures on May 30, 2041.

[4]

During third quarter 2004, we issued $400 million of debentures at a $3 million discount that mature on November 15, 2034 and $350 million of debentures at a $2 million discount that mature on November 15, 2014.

[5]	$400 million of US dollar notes with a coupon rate of 5.75% mature in 2016 and $600 million of US dollar notes with a coupon rate of 6.35% mature in 2036.
[6]	On October 20, 2010 we redeemed all of our entire outstanding Placer Dome 2.75% Convertible Senior Debentures due 2023.
[7]

The obligations have an aggregate amount of $899 million, of which $100 million is subject to floating interest rates and $799 million is subject to fixed interest rates ranging from 4.75% to 8.05%. The obligations mature at various times between 2012 and 2035.

[8]

We have a credit and guarantee agreement with a group of banks (the “Lenders”), which requires the Lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, has an interest rate of LIBOR plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. $50 million matures in 2012 and the remaining $1.45 billion matures in 2013.

[9]

We have a credit and guarantee agreement with a group of banks which requires the Lenders to make available to us a credit facility of up to $2 billion or the equivalent amount in Canadian currency. The credit facility, which is unsecured, has an interest rate of LIBOR plus 1.25% on drawn down amounts, and a commitment rate of 0.20% on undrawn amounts.

In January 2012, the $2 billion facility was terminated and the $1 billion drawn was transferred to the new $4 billion facility.

[10]

The current portion of long-term debt consists of capital leases ($78 million, 2010: $14 million), other debt obligations ($68 million, 2010: $nil) and the first credit facility ($50 million, 2010: $nil).

Equinox Acquisition Financing

In May 2011, we entered into a credit and guarantee agreement (the “second credit facility”) with the Lenders, which required the Lenders to make available to us a credit facility of $2 billion or the equivalent amount in Canadian dollars. The second credit facility, which is unsecured, has an interest rate of LIBOR plus 1.25% on drawn down amounts, and a commitment rate of 0.20% on undrawn amounts. The second credit facility matures in 2016.

In June 2011, we drew $1 billion on the second credit facility to finance a portion of the acquisition of Equinox, including the payment of related fees and expenses. At December 31, 2011, the undrawn amount on the second credit facility was $1 billion.

In June 2011, Barrick, and our wholly-owned subsidiary Barrick North America Finance LLC ("BNAF”), issued an aggregate of $4.0 billion in debt securities comprised of: $700 million of 1.75% notes due 2014 and $1.1 billion of 2.90% notes due 2016 issued by Barrick (collectively, the “Barrick Notes”) as well as $1.35 billion of 4.40% notes due 2021 and $850 million of 5.70% notes due 2041 issued by BNAF (collectively, the “BNAF Notes”). Barrick provides an

BARRICK YEAR END 2011	132	NOTES TO FINANCIAL STATEMENTS

unconditional and irrevocable guarantee of the BNAF Notes. The Barrick Notes and the guarantee in respect of the BNAF Notes will rank equally with Barrick’s other unsecured and unsubordinated obligations.

The net proceeds from this offering were used in June 2011 to finance a portion of the acquisition of Equinox, including the payment of related fees and expenses.

First Credit Facility

We also have a credit and guarantee agreement (the “first credit facility”) with the Lenders, which requires the Lenders to make available to us a credit facility of up to $1.5 billion or the equivalent amount in Canadian dollars. The first credit facility, which is unsecured, has an interest rate of LIBOR plus 0.25% to 0.35% on drawn down amounts, and a commitment rate of 0.07% to 0.08% on undrawn amounts. $50 million matures in 2012 and the remaining $1.45 billion matures in 2013.

In May 2011, we drew $1.5 billion on the first credit facility to finance a portion of the acquisition of Equinox Minerals Limited, including the payment of related fees and expenses.

Pueblo Viejo Project Financing Agreement

In April 2010, Barrick and Goldcorp finalized terms for $1.035 billion (100% basis) in non-recourse project financing for Pueblo Viejo. The lending syndicate is comprised of international financial institutions including export development agencies and commercial banks. The amount is divided into three tranches of $400 million, $375 million and $260 million with tenors of 15, 15 and 12 years, respectively. The $400 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+5.10% (inclusive of political risk insurance premium) for years 13-15. The $375 million tranche bears a fixed coupon of 4.02% for the entire 15 years. The $260 million tranche bears a coupon of LIBOR+3.25% pre-completion and scales gradually to LIBOR+4.85% (inclusive of political risk insurance premium) for years 11-12. Barrick and Goldcorp each provided a guarantee for their proportionate share which will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to an exclusion for certain political risk events. In June 2010 we received $782 million (100% basis), less financing fees of $28 million on this financing agreement by fully drawing on the $400 million and $260 million tranches and a portion of the $375 million tranche. In March 2011, we received $159 million (100% basis) less financing fees of $15 million on this financing agreement.

Redemption of Convertible Senior Debentures

On October 20, 2010 (the “Redemption Date”) we redeemed our entire outstanding Placer Dome 2.75% Convertible Senior Debentures due 2023 (the "Debentures"). The registered holders of the Debentures were to receive a redemption price of 100.825% of the principal amount outstanding, plus accrued and unpaid interest to the Redemption Date, for a total of $1,008.63 per $1,000.00 principal amount of Debentures if the conversion option was not exercised.

Effective September 1, 2010 to October 19, 2010, the conversion rate per each $1,000 principal amount of Securities was 40.9378 common shares. Substantially all the holders of these debentures exercised their right to convert these Securities into common shares. No gain or loss was recognized in the income statement on conversion.

Other Fixed Rate Notes

On October 16, 2009, we issued two tranches of debentures totaling $1.25 billion through our wholly-owned indirect subsidiary Barrick (PD) Australia Finance Pty Ltd. (“BPDAF”) consisting of $850 million of 30-year notes with a coupon rate of 5.95%, and $400 million of 10-year notes with a coupon rate of 4.95% (collectively the “Notes”). BPDAF used the proceeds to provide loans to us for settling the Gold Hedges and some of the Floating Contracts. In exchange, we provide sufficient funds to BPDAF to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

On March 19, 2009, we issued an aggregate of $750 million of 10-year notes with a coupon rate of 6.95% for general corporate purposes. The notes are unsecured, unsubordinated obligations and will rank equally with our other unsecured, unsubordinated obligations.

In September, 2008, we issued an aggregate of $1.25 billion of notes through our wholly-owned indirect subsidiaries Barrick North America Finance LLC and Barrick Gold Financeco LLC (collectively the “LLCs”) consisting of $500 million of 5-year notes with a coupon rate of 6.125%, $500 million of 10-year notes with a coupon rate of 6.8%, and $250 million of 30-year notes with a coupon rate of 7.5% (collectively the “Notes”). The LLCs used the proceeds to provide loans to us. We provide sufficient funds to the LLCs to meet the principal and interest obligations on the notes. We also provided an unconditional and irrevocable guarantee of these payments, which will rank equally with our other unsecured and unsubordinated obligations.

BARRICK YEAR END 2011	133	NOTES TO FINANCIAL STATEMENTS

Refinancing of Second Credit Facility

In January 2012, we finalized a credit and guarantee agreement with the Lenders, which required the Lenders to make available to us a credit facility of $4 billion or the equivalent amount of Canadian dollars. The credit facility, which is unsecured, has an interest rate of LIBOR plus 1.00% on drawn amounts, and a commitment rate of 0.15% on undrawn amounts. The $4 billion facility matures in 2017. Coincident with this agreement becoming effective, we terminated the $2 billion facility that was set to mature in 2016 and transferred the $1 billion drawn on the $2 billion facility to the new $4 billion facility.

Debt Issue Costs

In 2011, a total of $34 million of debt issue costs arose from the Equinox acquisition financing. In 2010, a total of $9 million of debt issue costs arose from the non-recourse project financing for Pueblo Viejo.

Amortization of debt issue costs is calculated using the interest method over the term of each debt obligation and is classified as a component of interest cost.

Interest

	2011		2010
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
1.75%/2.9%/4.4%/5.7% notes	$ 88	3.77%	$ -	0.00%
5.80%/4.875% notes	42	5.63%	41	5.48%
5.75%/6.35% notes	62	6.22%	62	6.22%
Other fixed rate notes	212	6.27%	211	6.49%
Convertible senior debentures	-	-	2	1.30%
Project financing	36	4.22%	16	3.65%
Capital leases	7	5.03%	3	4.30%
Other debt obligations	48	5.30%	47	4.94%
First credit facility	5	0.56%	-	-
Second credit facility	10	1.62%	-	-
Deposit on silver sale agreement (note 26)	33	8.59%	19	8.59%
Accretion	52		21
Other interest	12		43
	$ 607		$ 465
Less: interest capitalized	(408)		(285)
	$ 199		$ 180
Cash interest paid	$ 519		$ 428
Amortization of debt issue costs	17		4
Amortization of premium (discount)	(3)		2
Increase in interest accruals	22		10
Accretion	52		21
Interest cost	$ 607		$ 465

[1]

The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with long-term debt.

BARRICK YEAR END 2011	134	NOTES TO FINANCIAL STATEMENTS

Scheduled Debt Repayments
	2012	2013	2014	2015	2016	2017 and thereafter
1.75%/2.9%/4.4%/5.7% notes	$ -	$ -	$ 700	$ -	$ 1,100	$ 2,200
5.80%/4.875% notes	-	-	350	-	-	400
5.75%/6.35% notes	-	-	-	-	400	600
Other fixed rate notes	-	500	-	-	-	2,750
Project financing	-	45	90	90	90	626
Other debt obligations	118	66	-	100	-	566
First credit facility	50	1,450	-	-		-
Second credit facility[1]	-	-	-	-	1,000	-
	$ 168	$ 2,061	$ 1,140	$ 190	$ 2,590	$ 7,142
Minimum annual payments under capital leases	$ 28	$ 30	$ 26	$24	$ 16	$19

[1]

In January 2012 we finalized a credit and guarantee agreement with a group of banks which required the Lenders to make available to us a credit facility of up to $4 billion or the equivalent amount of Canadian dollars. Coincident with this agreement becoming effective, we terminated the $2 billion facility that was set to mature in 2016 and transferred the $1 billion drawn on the $2 billion facility to the new $4 billion facility. As a result, there are no scheduled repayments on this new facility prior to 2017 and have enough undrawn debt capacity to replace debt coming due in 2012 and 2013.

C	Derivative Instruments (“Derivatives”)

In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are impacted by various market risks including, but not limited to:

Item	Impacted by
• Sales	• Prices of gold, copper, oil and natural gas
• Cost of sales
¡ Consumption of diesel fuel, propane, natural gas, and electricity	¡ Prices of diesel fuel, propane, natural gas, and electricity
¡ Non-US dollar expenditures	¡ Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS, ZAR and ZMK
¡ By-product credits	¡ Prices of silver and copper
• Corporate and regional administration, exploration and evaluation costs	• Currency exchange rates – US dollar versus A$, ARS, C$, CLP, JPY, PGK, TZS and ZAR
• Capital expenditures
¡ Non-US dollar capital expenditures	¡ Currency exchange rates – US dollar versus A$, ARS, C$, CLP, EUR and PGK
¡ Consumption of steel	¡ Price of steel
• Interest earned on cash and equivalents	• US dollar interest rates
• Interest paid on fixed-rate borrowings	• US dollar interest rates

The time frame and manner in which we manage those risks varies for each item based upon our assessment of the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an appropriate way of managing the risk.

We use derivatives as part of our risk management program to mitigate variability associated with changing market values related to the hedged item. Many of the derivatives we use meet the hedge effectiveness criteria and are designated in a hedge accounting relationship.

Certain derivatives are designated as either hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of highly probable forecasted transactions (“cash flow hedges”), collectively known as “accounting hedges”. Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated. Some of the derivative instruments we use are effective in achieving our risk management objectives, but they do not meet the strict hedge effectiveness criteria. These derivatives are considered to be “non-hedge derivatives”. We also enter into derivative instruments with the objective of realizing trading gains to increase our reported net income. These derivatives are also considered to be “non-hedge derivatives”.

BARRICK YEAR END 2011	135	NOTES TO FINANCIAL STATEMENTS

D Summary of Derivatives at December 31, 2011

	Notional Amount by Term to Maturity				Accounting Classification by Notional Amount
	Within 1 year	2 to 3 years	4 to 5 years	Total	Cash flow hedge	Fair value hedge	Non- Hedge	Fair value (USD)
US dollar interest rate contracts
Total receive - fixed swap positions	$ -	$ 200	$ -	$ 200	$ -	$ 200	$ -	$ 7
Currency contracts
A$:US$ contracts (A$ millions)	2,057	1,640	774	4,471	4,071	-	400	610
C$:US$ contracts (C$ millions)	935	304	-	1,239	767	-	472	2
CLP:US$ contracts (CLP millions)[1]	289,789	510,341	-	800,130	161,670	-	638,460	(29)
EUR:US$ contracts (EUR millions)	35	-	-	35	35	-	-	(3)
PGK:US$ contracts (PGK millions)	40	-	-	40	-	-	40	-
ZAR:US$ contracts (ZAR millions)	416	94	-	510	-	-	510	1

Commodity contracts
Copper collar sell contracts (millions of pounds)	249	-	-	249	238	-	11	129
Copper bought floor contracts (millions of pounds)	40	-	-	40	40	-	-	21
Copper bought call contracts (millions of pounds)	238	-	-	238	-	-	238	5
Silver collar sell contracts (millions of ounces)	-	15	30	45	45	-	-	115
Diesel contracts (thousands of barrels)[2]	1,939	3,043	-	4,982	3,552	-	1,430	37
Propane contracts (millions of gallons)	4	-	-	4	4	-	-	2
Electricity contracts (thousands of megawatt hours)	35	22	-	57	-	-	57	1

[1]	Non-hedge contracts economically hedge pre-production capital expenditures at our Pascua-Lama project and operating/administration costs at various South American locations.
[2]

Diesel commodity contracts represent a combination of WTI, BRENT, ULSD and BRENT/WTI spread swaps, WTB, MOPS and JET hedge contracts. These derivatives hedge physical supply contracts based on the price of ULSD, WTB, MOPS and JET, respectively, plus a spread. WTI represents West Texas Intermediate, BRENT represents Brent Crude Oil, WTB represents Waterborne, MOPS represents Mean of Platts Singapore, JET represents Jet Fuel, ULSD represents Ultra Low Sulfur Diesel US Gulf Coast.

BARRICK YEAR END 2011	136	NOTES TO FINANCIAL STATEMENTS

Fair Values of Derivative Instruments

	Asset Derivatives				Liability Derivatives
	Balance Sheet Classification	Fair Value as at December 31, 2011	Fair Value as at December 31, 2010	Fair Value as at January 1, 2010	Balance Sheet Classification	Fair Value as at December 31, 2011	Fair Value as at December 31, 2010	Fair Value as at January 1, 2010
Derivatives designated as hedging instruments
US dollar interest rate contracts	Other assets	$ 7	$ 6	$ -	Other liabilities	$ -	$ -	$ -
Currency contracts	Other assets	629	831	374	Other liabilities	26	1	9
Commodity contracts	Other assets	312	112	53	Other liabilities	6	192	131
Total derivatives classified as hedging instruments		$ 948	$ 949	$ 427		$ 32	$ 193	$ 140
Derivatives not designated as hedging instruments
US dollar interest rate contracts	Other assets	$ -	$ -	$ 1	Other liabilities	$ -	$ 5	$ 7
Currency contracts	Other assets	4	30	15	Other liabilities	26	7	9
Commodity contracts	Other assets	10	147	61	Other liabilities	6	73	43
Total derivatives not designated as hedging instruments		$ 14	$ 177	$ 77		$ 32	$ 85	$ 59
Total derivatives		$ 962	$ 1,126	$ 504		$ 64	$ 278	$ 199

US Dollar Interest Rate Contracts

Fair Value Hedges

We have a $200 million receive fixed swap position outstanding that is used to hedge changes in the fair value of a portion of our long-term fixed-rate debt. The effective portion of changes in the fair value of the swap contracts is recorded in interest expense. Gains and losses from hedge ineffectiveness are recognized in current earnings, classified in the consolidated statement of income as gains/(losses) on non-hedge derivatives.

Currency Contracts

Cash Flow Hedges

During the year, currency contracts totaling A$ 1,693 million, CAD$ 522 million, EUR 25 million, and CLP 162 billion have been designated against forecasted non-US dollar denominated expenditures, some of which are hedges which matured within the year. In total, we have AUD$ 4,071 million, CAD$ 767 million, EUR 35 million, and CLP 162 billion designated as cash flow hedges of our anticipated operating, administrative, sustaining capital and project capital spend. The outstanding contracts hedge the variability of the US dollar amount of those expenditures caused by changes in currency exchange rates over the next five years. The effective portion of changes in fair value of the currency contracts is recorded in OCI until the forecasted expenditure impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Non-hedge Derivatives

We concluded that CLP 638 billion of derivatives contracts do not meet the strict hedge effectiveness criteria. These contracts represent an economic hedge of operating and administrative expenses at various South America locations, and pre-production capital expenditures at our Pascua Lama and Cerro Casale projects. Also, ZAR 510 million represents an economic hedge of our anticipated operating and administrative spending at various locations in Africa. Although not qualifying as accounting hedges, the contracts protect us against the variability of CLP and ZAR to the US dollar. The remaining non-hedge currency contracts are used to mitigate the variability of the US dollar amount of non-US dollar denominated exposures that do not meet the strict hedge effectiveness criteria. Changes in the fair value of the non-hedge currency contracts are recorded in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the year, we wrote a combination of AUD put and call options with an outstanding notional amount of AUD $400 million at December 31, 2011. We also wrote CAD put option contracts with an outstanding notional amount of CAD $445 million at December 31, 2011. As a result of these activities we earned $30 million in premium income, recognized in the consolidated statement of income as gains on non-hedge derivatives.

BARRICK YEAR END 2011	137	NOTES TO FINANCIAL STATEMENTS

Commodity Contracts

Diesel/Propane/Electricity/Natural Gas

Cash Flow Hedges

In total, we have fuel contracts totaling 2,793 thousand barrels of diesel, 759 thousand barrels of Brent crude, and 4 million gallons of propane designated as cash flow hedges of our anticipated usage of fuels in our operations. The designated contracts act as a hedge against the variability in market prices. The effective portion of changes in the fair value of the commodity contracts is recorded in OCI until the forecasted transaction impacts earnings. Gains and losses from hedge ineffectiveness are recognized in current earnings, classified in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Non-hedge Derivatives

As a result of de-designating all existing WTI contracts on January 1, 2011 due to a change in our diesel fuel supply contract, we currently have $26 million of crystallized gains in OCI as at December 31, 2011, remaining from the original total of $35 million. The hedged item is still expected to occur and therefore amounts crystallized in OCI will be recorded in cost of sales when the originally designated exposures occur over the next 24 months. During the year, we entered into 1,340 thousand barrels of WTI, and 480 thousand barrels of Brent-WTI swaps to economically hedge our exposure to forecasted fuel purchases for expected consumption at our mines.

Non-hedge electricity contracts of 57 thousand megawatt hours are used to mitigate the risk of price changes on electricity consumption at Barrick Energy. Although not qualifying as an accounting hedge, the contracts protect Barrick to a significant extent from the effects of changes in electricity prices. Changes in the unrealized and realized fair value of non-hedge electricity contracts are recognized in the consolidated statement of income as gains (losses) on non-hedge derivatives.

During the year, we wrote two million barrels of WTI put options all of which have expired. As a result of this activity, we recorded $4 million in realized gains on premiums recognized in the consolidated statement of income as gains (losses) on non-hedge derivatives.

Metals Contracts

Cash Flow Hedges

During the year, we purchased 238 million pounds of copper collar contracts to designate as hedges against copper cathode sales at our Zaldivar mine in 2012. These contracts contain purchased put and sold call options with weighted average strike prices of $3.75/lb and $5.50/lb, respectively. In addition, we purchased 40 million pounds of copper floors with a weighted average strike price of $3.74/lb. We paid premiums of $71 million to purchase these contracts. These contracts were designated as cash flow hedges, with the effective portion of the hedge recognized in AOCI and the ineffective portion, together with the changes in time value, recognized in non-hedge derivative gains (losses). These contracts mature evenly throughout 2012.

Silver collar contracts totaling 45 million ounces have been designated as hedges against silver bullion sales from our silver producing mines. These contracts contain purchased put and sold call options with weighted average strike prices of $23/oz and $57/oz, respectively.

Our copper and silver collar contracts have been designated as accounting hedges and the effective portion of changes in fair value of these contracts is recorded in OCI until the forecasted sale impacts earnings. Any changes in the fair value of collar contracts due to changes in time value are excluded from hedge effectiveness assessment and are consequently recognized in the consolidated statement of income. Provided that spot copper and silver prices remain within the collar band, any unrealized gain (loss) on the collar will be attributable to time value.

During the year, we recorded unrealized gains on our copper collars and silver collars of $94 million and $64 million, respectively, due to changes in time value. This was included in current period earnings as gains on non-hedge derivative activities. Gains and losses from hedge ineffectiveness and the excluded time value of options are recognized in the consolidated statement of income as gains on non-hedge derivatives.

Non-Hedge Derivatives

We have purchased call options outstanding to economically remove the cap of $5.50/lb on the entire 238 million pounds of copper collars. Premiums of $6 million were paid to purchase these contracts. These contracts mature evenly throughout 2012. Changes in the unrealized and realized fair value of these copper positions are recognized in the consolidated statement of income as gains (losses) on non-hedge derivatives.

We enter into purchased and written contracts with the primary objective of increasing the realized price on our gold sales. During the year, we held net purchased gold long forward positions with an average outstanding notional of 0.3 million ounces. We also wrote gold put and call options with an average outstanding notional of 0.1 million and 0.1 million ounces, respectively. As a result of

BARRICK YEAR END 2011	138	NOTES TO FINANCIAL STATEMENTS

these activities, we recorded realized gains of $43 million in the consolidated statement of income as gains on non-

hedge derivatives. There are no outstanding gold positions at December 31, 2011.

Cash Flow Hedge Gains (Losses) in AOCI

	Commodity price hedges			Currency hedges			Interest rate hedges
	Gold/Silver[1]	Copper	Fuel	Operating costs	Administration/other costs	Capital expenditures	Long- term debt	Total
At January 1, 2010	$ 3	$ (33)	$ (4)	$ 309	$ 19	$ 25	$ (30)	$ 289
Effective portion of change in fair value of hedging instruments	-	(41)	29	552	56	53	-	649
Transfers to earnings:
On recording hedged items in earnings	(2)	54	26	(145)	(33)	(13)	3	(110)
At December 31, 2010	$ 1	$ (20)	$ 51	$ 716	$ 42	$ 65	$ (27)	$ 828
Effective portion of change in fair value of hedging instruments	46	128	26	200	1	17	(7)	411
Transfers to earnings:
On recording hedged items in earnings/PP&E1	(3)	(22)	(48)	(344)	(24)	(64)	3	(502)
Hedge ineffectiveness due to changes in original forecasted transaction	-	(4)	-	-	-	-	-	(4)
At December 31, 2011	$ 44	$ 82	$29	$ 572	$ 19	$ 18	$ (31)	$ 733

Hedge gains/losses classified within	Cost of sales	Copper sales	Cost of sales	Cost of sales	Administration/other expense	Property, plant, and equipment	Interest expense
Portion of hedge gain (loss) expected to affect 2012 earnings[2]	$ -	$ 82	$ 20	$ 278	$ 19	$ 7	$ (3)	$ 403

[1]	Realized gains (losses) on qualifying currency hedges of capital expenditures are transferred from OCI to PP&E on settlement.
[2]	Based on the fair value of hedge contracts at December 31, 2011.

Cash Flow Hedge Gains (Losses) at December 31

Derivatives in cash flow hedging relationships	Amount of gain (loss) recognized in OCI		Location of gain (loss) transferred from OCI into income/PP&E (effective portion)	Amount of gain (loss) transferred from OCI into income (effective portion)		Location of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)	Amount of gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	2011	2010		2011	2010		2011	2010
Interest rate			Finance income/finance			Gain (loss) on non-hedge
contracts	$ (7)	$ -	costs	$ (3)	$ (3)	derivatives	$ -	$ 3
Foreign exchange			Cost of sales/corporate			Gain (loss) on non-hedge
contracts	218	661	administration	432	191	derivatives	(2)	-
Commodity						Gain (loss) on non-hedge
contracts	200	(12)	Revenue/cost of sales	73	(78)	derivatives	168	(25)
Total	$ 411	$ 649		$ 502	$ 110		$ 166	$ (22)

Fair Value Hedge Gains at December 31

Derivatives in fair value hedging relationships	Location of gain (loss) recognized in income on derivative	Amount of gain (loss) recognized in income on derivative
		2011	2010
Interest rate contracts	Interest income/expense	$ 2	$ 5

BARRICK YEAR END 2011	139	NOTES TO FINANCIAL STATEMENTS

E Gains (Losses) on Non-hedge Derivatives
For the years ended December 31	2011	2010
Gains (losses) on non-hedge derivatives
Commodity contracts
Gold	$ 43	$ 26
Copper	(85)	41
Fuel	(1)	-
Currency contracts	(48)	29
Interest rate contracts	6	(2)
	$ (85)	$ 94

Gains (losses) attributable to silver option collar hedges[1]	$ 64	$ (15)
Gains (losses) attributable to copper option collar hedges[1]	94	(19)
Gains (losses) attributable to currency option collar hedges[1]	(2)	(4)
Hedge ineffectiveness	10	13
	$ 166	$ (25)
	$ 81	$ 69

[1]	Represents unrealized gains (losses) attributable to changes in time value of the collars, which are excluded from the hedge effectiveness assessment.

F Derivative Assets and Liabilities
	2011	2010
At January 1	$ 848	$ 305
Derivatives cash (inflow) outflow
Operating activities	(428)	(168)
Financing activities	7	(12)
Change in fair value of:
Non-hedge derivatives	(85)	103
Cash flow hedges:
Effective portion	411	635
Ineffective portion	-	14
Fair value hedges	(21)	5
Excluded from effectiveness changes	166	(34)
At December 31	$ 898	$ 848
Classification:
Other current assets	$ 507	$ 615
Other long-term assets	455	511
Other current liabilities	(22)	(173)
Other long-term obligations	(42)	(105)
	$ 898	$ 848

BARRICK YEAR END 2011	140	NOTES TO FINANCIAL STATEMENTS

23 > FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

A Assets and Liabilities Measured at Fair Value on a Recurring Basis
Fair Value Measurements at December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value

Cash and equivalents	$ 2,745	$ -	$ -	$ 2,745
Available-for-sale securities	161	-	-	161
Derivatives	-	898	-	898
Receivables from provisional copper and gold sales	-	206	-	206
	$ 2,906	$ 1,104	$ -	$ 4,010

B Fair Values of Financial Assets and Liabilities
	At December 31, 2011		At December 31, 2010		At January 1, 2010
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value

Financial assets
Cash and equivalents[1]	$ 2,745	$ 2,745	$3,968	$ 3,968	$ 2,564	$ 2,564
Accounts receivable[1]	426	426	370	370	259	259
Other receivables	743	743	623	623	472	472
Available-for-sale securities[2]	161	161	171	171	62	62
Derivative assets	962	962	1,126	1,126	504	504
	$ 5,037	$ 5,037	$6,258	$ 6,258	$ 3,861	$ 3,861
Financial liabilities
Accounts payable[1]	$ 2,083	$ 2,083	$1,511	$ 1,511	$ 1,221	$ 1,221
Long-term debt[3]	13,369	14,374	6,638	7,070	6,178	6,723
Derivative liabilities	64	64	278	278	199	199
Other liabilities	202	202	111	111	8	8
Settlement obligation to close out gold sales contracts	-	-	-	-	647	647
Pension liabilities	136	136	111	111	109	109
Stock-based payments[4]	57	57	80	80	56	56
	$ 15,911	$16,916	$ 8,729	$ 9,161	$ 8,418	$ 8,963

[1]	Fair value approximates the carrying amounts due to the short-term nature and historically negligible credit losses.
[2]	Recorded at fair value. Quoted market prices are used to determine fair value.
[3]

Long-term debt is generally recorded at amortized cost except for obligations that are designated in a fair-value hedge relationship, in which case the carrying amount is adjusted for changes in fair value of the hedging instrument in periods when a hedge relationship exists. The fair value of long-term debt is primarily determined using quoted market prices. Balance includes current portion of long-term debt.

[4]	Recorded at fair value based on our period-end closing market share price.

BARRICK YEAR END 2011	141	NOTES TO FINANCIAL STATEMENTS

C	Assets Measured at Fair Value on a Non-Recurring Basis

	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Aggregate fair value
Property, plant and equipment[1]	$ -	$ -	$ 430	$ 430

1

Property, plant and equipment with a carrying amount of $562 million were written down to their fair value of $430 million, resulting in an impairment of $132 million, which was included in earnings this period.

Valuation Techniques

Cash Equivalents

The fair value of our cash equivalents is classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices in active markets. Our cash equivalents are comprised of U.S. Treasury bills and money market securities that are invested primarily in U.S. Treasury bills.

Available-for-Sale Securities

The fair value of available-for-sale securities is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, and therefore available-for-sale securities are classified within Level 1 of the fair value hierarchy.

Derivative Instruments

The fair value of derivative instruments is determined using either present value techniques or option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs. The fair values of all our derivative contracts include an adjustment for credit risk. For counterparties in a net asset position, credit risk is based upon the observed credit default swap spread for each particular counterparty, as appropriate. For counterparties in a net liability position, credit risk is based upon Barrick’s observed credit default swap spread. The fair value of US dollar interest rate and currency swap contracts is determined by discounting contracted cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. In the case of currency contracts, we convert non-US dollar cash flows into US dollars using an exchange rate derived from currency swap curves and CDS rates. The fair value of commodity forward contracts is determined by discounting contractual cash flows using a discount rate derived from observed LIBOR and swap rate curves and CDS rates. Contractual cash flows are calculated using a forward pricing curve derived from observed forward prices for each commodity. Derivative instruments are classified within Level 2 of the fair value hierarchy.

Receivables from Provisional Copper and Gold Sales

The fair value of receivables rising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables are classified within Level 2 of the fair value hierarchy.

Property, Plant and Equipment

The fair value of property, plant and equipment is determined primarily using an income approach based on unobservable cash flows and, as a result are classified within Level 3 of the fair value hierarchy. Refer to note 17.

24 > PROVISIONS AND ENVIRONMENTAL REHABILITATION

A Provisions
	As at December 31, 2011	As at December 31, 2010	As at January 1, 2010
Environmental rehabilitation	$ 2,080	$ 1,533	$ 1,191
Pension benefits	124	103	96
Other post-retirement benefits	22	25	26
RSUs	22	20	23
Other	78	87	72
	$ 2,326	$ 1,768	$ 1,408

BARRICK YEAR END 2011	142	NOTES TO FINANCIAL STATEMENTS

B Environmental Rehabilitation
	2011	2010
At January 1	$ 1,621	$ 1,301
PERs acquired (divested) during the year	67	(25)
PERs arising in the year	391	332
Impact of revisions to expected cash flows recorded in earnings	75	39
Settlements
Cash payments	(44)	(44)
Settlement gains	(3)	(3)
Accretion	52	21
At December 31	2,159	1,621
Current portion (note 21)	(79)	(88)
	$ 2,080	$ 1,533

The eventual settlement of all PERs is expected to take place between 2012 and 2052.

The PER has increased from the third quarter 2011 by $223 million primarily due to changes in discount rates and PER’s acquired in acquisitions.

At December 31	2011	2010
Operating mines and development properties
PER increase[1]	$ 434	$295
Closed mines
PER increase[2]	79	41
Barrick Energy
PER increase[1]	33	15

[1]	2011 increase includes discount rate adjustments of $205 million, accretion of $89 million, an increase due to the acquisition of the Lumwana mine of $53 million, and accretion of $38 million.
[2]	For closed mines, any change in the fair value of PER results in a corresponding charge or credit to other expense or other income, respectively.

25 > FINANCIAL RISK MANAGEMENT

Our financial instruments are comprised of financial liabilities and financial assets. Our principal financial liabilities, other than derivatives, comprise accounts payable and debt. The main purpose of these financial instruments is to manage short-term cash flow and raise funds for our capital expenditure program. Our principal financial assets, other than derivative instruments, are cash and equivalents and accounts receivable, which arise directly from our operations. In the normal course of business, we use derivative instruments to mitigate exposure to various financial risks.

We manage our exposure to key financial risks in accordance with our financial risk management policy. The objective of the policy is to support the delivery of our financial targets while protecting future financial security. The main risks that could adversely affect our financial assets, liabilities or future cash flows are as follows:

a)	Market risk, including commodity price risk, foreign currency and interest rate risk;
b)	Credit risk;
c)	Liquidity risk; and
d)	Capital risk management.

Management designs strategies for managing each of these risks, which are summarized below. Our senior management oversees the management of financial risks. Our senior management ensures that our financial risk-taking activities are governed by appropriate policies and procedures and that financial risks are identified, measured and managed in accordance with our policies and our risk appetite. All derivative activities for risk management purposes are carried out by functions that have the appropriate skills, experience and supervision.

a) Market Risk

Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it through the use of derivatives and other economic hedging strategies.

Commodity Price Risk

Gold and Copper

We sell our gold and copper production in the world market. The market prices of gold and copper are the primary drivers of our profitability and ability to generate free cash flow. All of our future gold production is un-hedged in order to provide our shareholders with full exposure to changes in the market gold price. Our corporate treasury function implements hedging strategies on an opportunistic basis to protect us from downside price risk on our copper production. We have put in place floor protection on approximately half of our expected copper production for 2012 at an average price of $3.75 per pound and have full participation to any upside in copper prices. Our remaining copper production is subject to market prices.

Silver

We expect to produce significant amounts of silver as Pascua-Lama enters production in 2013. We utilize option collar strategies, whereby we have hedge protection on a total of 45 million ounces of expected silver production from 2013 to 2018, inclusive, to provide downside price risk protection on a portion of this future silver production.

BARRICK YEAR END 2011	143	NOTES TO FINANCIAL STATEMENTS

Currently, changes in the market silver price only have a significant impact on the fair value of these collars.

Fuel

On average we consume approximately 4.5 million barrels of diesel fuel annually across all our mines. Diesel fuel is refined from crude oil and is therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil prices has a significant direct and indirect impact on our production costs. To mitigate this volatility, we employ a strategy of combining the use of financial contracts and our production from Barrick Energy to effectively hedge our exposure to oil prices.

The table below summarizes the impact of changes in the market price on gold, copper, silver and oil. The impact is expressed in terms of the resulting change in our profit after tax for the year or, where applicable, the change in equity. The sensitivities are based on the assumption that the market price changes by ten per cent with all other variables held constant.

Impact of a 10% change from year-end price

	Effect on Earnings		Effect on Equity
Products	2011	2010	2011	2010
10% increase in gold price	$ 776	$ 650	$ 776	$ 650
10% increase in copper price	143	101	46	53
10% increase in silver price[1]	(42)	(21)	(21)	1
10% increase in oil price	10	8	(1)	(2)

	Effect on Earnings		Effect on Equity
Products	2011	2010	2011	2010
10% decrease in gold price	$ (776)	$ (650)	$ (776)	$ (650)
10% decrease in copper price	(130)	(84)	(47)	(80)
10% decrease in silver price[1]	32	20	30	(1)
10% decrease in oil price	(10)	(8)	1	2

[1]	Represents unrealized gains (losses) attributable to changes in fair value of the silver collars.

Foreign Currency Risk

The functional and reporting currency for our gold and copper segments and capital projects is the US dollar, while the functional currency of our oil and gas segment is the Canadian dollar. We report our results using the US dollar. The majority of our operating and capital expenditures are denominated and settled in US dollars. The largest single exposure we have is to the Australian dollar. We also have exposure to the Canadian dollar through a combination of Canadian mine operating costs and corporate administration costs; and to the Papua New Guinea kina, Peruvian sol, Chilean peso, Argentinean peso and Zambian Kwacha through mine operating costs. Consequently, fluctuations in the US dollar exchange rate against these currencies increase the volatility of cost of sales, corporate administration costs and overall net earnings, when translated into US dollars. To mitigate these inherent risks and provide greater certainty over our costs, we have foreign currency hedges in place for substantially all of our Australian and Canadian dollar exposures as well as a significant portion of our Chilean peso exposures. Consequently, the residual risk of foreign exchange fluctuations on our net earnings and financial position is not significant.

Interest Rate Risk

Interest rate risk refers to the risk that the value of a financial instrument or cash flows associated with the instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.7 billion at the end of the year); the mark-to market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($3.6 billion at December 31, 2011).

The following table shows the approximate interest rate sensitivities of our financial assets and liabilities as at December 31:

Impact of a 1% change in interest rate
	Effect on Net Earnings		Effect on Equity
	2011	2010	2011	2010
1% increase	16	30	16	30
1% decrease	(16)	(30)	(16)	(30)

b) Credit Risk

Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial instrument. Credit risk arises from cash and equivalents, trade and other receivables as well as derivative assets. For cash and equivalents and trade and other receivables, credit risk exposure equals the carrying amount on the balance sheet, net of any overdraft positions. To mitigate our inherent exposure to credit risk we maintain policies to limit the concentration of credit risk, review counterparty creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our cash and equivalents in highly rated financial institutions, primarily within the United States and other investment grade countries1.

BARRICK YEAR END 2011	144	NOTES TO FINANCIAL STATEMENTS

Furthermore, we sell our gold and copper production into the world market and to private customers with strong credit ratings. Historically customer defaults have not had a significant impact on our operating results or financial position.

For derivatives with a positive fair value, we are exposed to credit risk equal to the carrying value. When the fair value of a derivative is negative, we assume no credit risk. We mitigate credit risk on derivatives by:

•	Entering into derivatives with high credit-quality counterparties;
•	Limiting the amount of net exposure with each counterparty; and
•	Monitoring the financial condition of counterparties on a regular basis.

The company’s maximum exposure to credit risk at the reporting date is the carrying value of each of the financial assets disclosed as follows:

At December 31	2011	2010
Cash and equivalents	$ 2,745	$ 3,968
Accounts receivable	426	370
Net derivative assets by counterparty	901	899
	$ 4,072	$ 5,237
[1]	Investment grade countries include Canada, Chile, Australia, and Peru. Investment grade countries are defined as being rated BBB- or higher by S&P.

c) Liquidity Risk

Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected cash demands. We manage our exposure to liquidity risk through prudent management of our balance sheet, including maintaining sufficient cash balances and access to undrawn credit facilities. Details of the undrawn credit facility are included in Note 22 of the consolidated financial statements. We also ensure we have access to public debt markets by maintaining a strong credit rating.

The following table outlines the expected maturity of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. As the amounts disclosed in the table are the contractual undiscounted cash flows, these balances may not agree with the amounts disclosed in the balance sheet.

BARRICK YEAR END 2011	145	NOTES TO FINANCIAL STATEMENTS

As at December 31, 2011
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$ 2,745	$ -	$ -	$ -	$ 2,745
Accounts receivable	426	-	-	-	426
Other receivables	213	308	98	124	743
Derivative assets	504	369	56	33	962
Trade and other payables	2,083	-	-	-	2,083
Debt	196	3,257	2,820	7,161	13,434
Derivative liabilities	22	30	12	-	64
Other liabilities	12	140	18	32	202
Stock-based payments	27	21	-	-	48
Total	$ 6,228	$ 4,125	$ 3,004	$ 7,350	$ 20,707

As at December 31, 2010
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and cash equivalents	$ 3,968	$ -	$ -	$ -	$ 3,968
Accounts receivable	370	-	-	-	370
Other receivables	228	218	67	110	623
Derivative assets	560	466	80	20	1,126
Trade and other payables	1,511	-	-	-	1,511
Debt	14	756	1,620	4,315	6,705
Derivative liabilities	175	49	22	32	278
Other liabilities	35	32	16	28	111
Stock-based payments	53	19	-	-	72
Total	$ 6,914	$ 1,540	$ 1,805	$ 4,505	$ 14,764

d) Capital Risk Management

Our objective when managing capital is to provide value for shareholders by maintaining an optimal short-term and long-term capital structure in order to reduce the overall cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to safeguard our ability to support our operating requirements on an ongoing basis, continue the development and exploration of our mineral properties and support any expansionary plans. Our objectives are also to ensure that we maintain a strong balance sheet and optimize the use of debt and equity to support our business and provide financial flexibility in order to maximize shareholder value. We define capital as total debt less cash and equivalents and it is managed by management subject to approved policies and limits by the Board of Directors. We are not subject to any significant financial covenants or capital requirements with our lenders or other parties.

26 > OTHER NON-CURRENT LIABILITIES
	At December 31, 2011	At December 31, 2010	At January 1, 2010
Deposit on silver sale agreement	$ 453	$ 312	$ 196

Settlement obligation to close out gold sales contracts	-	-	647

Derivative liabilities (note 22f)	42	105	19
Provision for supply contract restructuring costs	25	31	-
Provision for offsite remediation	61	66	-

Other	108	52	22
	$ 689	$ 566	$ 884

Silver Sale Agreement

On September 22, 2009, we entered into an agreement with Silver Wheaton Corp. to sell the equivalent of 25% of the life of mine silver production from the Pascua-Lama project and 100% of silver production from the Lagunas Norte, Pierina and Veladero mines until project completion at Pascua-Lama. In return, we were entitled to an upfront cash payment of $625 million payable over three years

BARRICK YEAR END 2011	146	NOTES TO FINANCIAL STATEMENTS

from the date of the agreement, as well as ongoing payments in cash of the lesser of $3.90 (subject to an annual inflation adjustment of 1% starting three years after project completion at Pascua-Lama) and the prevailing market price for each ounce of silver delivered under the agreement.

During 2011 we received cash payments of $137.5 million (2010: $137.5 million). Providing that construction continues to progress at Pascua-Lama, we are entitled to receive an additional cash payment totaling $137.5 million in aggregate on the next anniversary date of the agreement. An imputed interest expense is being recorded on the liability at the rate implicit in the agreement. The liability plus imputed interest will be amortized based on the difference between the effective contract price for silver and the amount of the ongoing cash payment per ounce of silver delivered under the agreement.

27 > DEFERRED INCOME TAXES

Recognition and Measurement

We record deferred income tax assets and liabilities where temporary differences exist between the carrying amounts of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred income tax assets and liabilities takes into account: substantively enacted rates that will apply when temporary differences reverse; interpretations of relevant tax legislation; estimates of the tax bases of assets and liabilities; and the deductibility of expenditures for income tax purposes. In addition the measurement and recognition of deferred tax assets takes into account tax planning strategies. We recognize the effect of changes in our assessment of these estimates and factors when they occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive income, and goodwill based on the source of the change.

Current income taxes of $15 million and deferred income taxes of $31 million have been provided on the undistributed earnings of certain foreign subsidiaries. Deferred income taxes have not been provided on the undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance, and it is probable that there will be no remittance in the foreseeable future. These undistributed earnings amounted to $7,892 million as at December 31, 2011. The majority of the $87 million dividend withholding tax expensed in 2011 related to a one-time dividend.

Sources of Deferred Income Tax
Assets and Liabilities
At December 31	2011	2010
Deferred tax assets
Tax loss carry forwards	$ 624	$ 337
Alternative minimum tax (“AMT”) credits	165	318
Environmental rehabilitation	683	469
Property, plant and equipment	26	-
Post-retirement benefit obligations	16	25
Derivative instruments	-	-
Accrued interest payable	45	63
Other	41	-
	$ 1,600	$ 1,212
Deferred tax liabilities
Property, plant and equipment	(5,067)	(2,177)
Derivative instruments	(138)	(160)
Inventory	(217)	(212)
Other	-	(9)
	$ (3,822)	$ (1,346)
Classification:
Non-current assets	$ 409	$ 625
Non-current liabilities	(4,231)	(1,971)
	$ (3,822)	$ (1,346)

The deferred tax asset of $409 million includes $300 million receivable in more than one year. The deferred tax liability of $4,231 million includes $4,207 million due in more than one year.

Expiry Dates of Tax Losses and AMT Credits

	2012	2013	2014	2015	2016+	No expiry date	Total
Non-capital tax losses[1]
Canada	$ -	$ -	$ 4	$ 5	$ 1,513	$ -	$1,522
Dominican
Republic	-	-	-	-	-	333	333
Barbados	-	-	-	-	7,281	-	7,281
Chile	-	-	-	-	-	130	130
Tanzania	-	-	-	-	-	115	115
Zambia	-	-	-	-	494	-	494
Other	-	-	-	2	-	24	26
	$ -	$ -	$4	$7	$9,288	$602	$9,901

AMT credits[2]						$165	$165

[1]	Represents the gross amount of tax loss carry forwards translated at closing exchange rates at December 31, 2011.
[2]	Represents the amounts deductible against future taxes payable in years when taxes payable exceed “minimum tax” as defined by United States tax legislation.

BARRICK YEAR END 2011	147	NOTES TO FINANCIAL STATEMENTS

The non-capital tax losses include $7,568 million of losses which are not recognized in deferred tax assets. Of these, $4 million expire in 2014, $7 million expire in 2015, $7,317 in 2016 or later, and $240 million have no expiry date.

Recognition of Deferred Tax Assets

We recognize deferred tax assets taking into account the effects of local tax law. Deferred tax assets are fully recognized when we conclude that sufficient positive evidence exists to demonstrate that it is probable that a deferred tax asset will be realized. The main factors considered are:

•	Historic and expected future levels of taxable income;
•	Tax plans that affect whether tax assets can be realized; and
•	The nature, amount and expected timing of reversal of taxable temporary differences.

Levels of future income are mainly affected by: market gold, copper and silver prices; forecasted future costs and expenses to produce gold and copper reserves; quantities of proven and probable gold and copper reserves; market interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an adjustment to the recognition of deferred assets to reflect our latest assessment of the amount of deferred tax assets that is probable will be realized.

A deferred income tax asset totaling $310 million has been recorded in Canada. This deferred tax asset primarily arose due to mark-to-market losses realized for acquired Placer Dome derivative instruments recognized on the acquisition in 2006. Projections of various sources of income support the conclusion that the realizability of this deferred tax asset is probable and consequently we have fully recognized this deferred tax asset.

Deferred Tax Assets Not Recognized
	2011	2010

Australia	$ 122	$ 104
Canada	76	52
Argentina	35	61
Barbados	73	73
Tanzania	31	63
Other	23	39
	$ 360	$ 392

Deferred Tax Assets Not Recognized relate to: non-capital loss carry forwards of $170 million (2010: $175 million), capital loss carry forwards with no expiry date of $120 million (2010: $102 million), and other deductible temporary differences with no expiry date of $70 million (2010: $115 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2011	2010
Temporary differences
Property, plant and equipment	$ (2,865)	$ (877)
Environmental rehabilitation	214	34
Tax loss carry forwards	287	(169)
AMT credits	(152)	167
Derivatives	21	(78)
Other	(17)	(83)
	(2,512)	(1,006)
Net currency translation gains/(losses) on deferred tax balances	32	19
Impact of Australian functional currency election	4	-
	$ (2,476)	$ (987)
Intraperiod allocation to:
Income (loss) from continuing operations before income taxes	$ (402)	$ (304)
Equinox acquisition	(2,108)	-
Barrick Energy acquisitions	(37)	(37)
Cerro Casale acquisition	-	(523)
Tusker acquisition	-	(22)
OCI	69	(113)
Other	2	12
	$ (2,476)	$ (987)

Income Tax Related Contingent Liabilities
	2011	2010
At January 1	$ 64	$ 67
Additions based on tax positions related to the current year	1	-
Reductions for tax positions of prior years	(1)	-
Settlements	-	(3)
At December 31 [1]	$ 64	$ 64

[1]	If reversed, the total amount of $64 million would be recognized as a benefit to income taxes on the income statement, and therefore would impact the reported effective tax rate.

We anticipate the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $2 million to $3 million, related primarily to the expected settlement of income tax and mining tax assessments.

BARRICK YEAR END 2011	148	NOTES TO FINANCIAL STATEMENTS

We further anticipate that it is reasonably possible for the amount of income tax related contingent liabilities to decrease within 12 months of the reporting date by approximately $37 million through a potential settlement with tax authorities that may result in a reduction of available tax pools.

Tax Years Still Under Examination
Canada	2006-2011
United States	2011
Peru	2007-2011
Chile	2008-2011
Argentina	2005-2011
Australia	All years open
Papua New Guinea	2004-2011
Tanzania	All years open
Zambia	All years open

28 > CAPITAL STOCK

Common Shares

Our authorized capital stock includes an unlimited number of common shares (issued 1,000,422,260 common shares); 10,000,000 First preferred shares Series A (issued nil); 10,000,000 Series B (issued nil); and 15,000,000 Second preferred shares Series A (issued nil). Our common shares have no par value.

Dividends

In 2011, we declared and paid dividends in US dollars totaling $0.51 per share ($509 million) (2010: $0.44 per share, $436 million).

29 > NON-CONTROLLING INTERESTS

	Pueblo Viejo	ABG[1]	Cerro Casale[2]	Total
At January 1, 2010	$ 500	$ 22	$ -	$ 522
Share of income (loss)	(3)	51	-	48
Cash contributed	101	-	13	114
Recognition of non-controlling interest	-	607	454	1,061
At December 31, 2010	$ 598	$ 680	$ 467	$ 1,745
Share of income (loss)	(26)	82	(3)	53
Cash contributed	365	-	38	403
Decrease in non-controlling interest[3]	-	(10)	-	(10)
At December 31, 2011	$ 937	$ 752	$ 502	$ 2,191

[1]	Represents non-controlling interest in ABG. The balance at January 1, 2010 includes the non-controlling interest of 30% in our Tulawaka mine.
[2]	Represents non-controlling interest in Cerro Casale. Refer to note 4f.
[3]	Represents dividends received from African Barrick Gold.

30 > REMUNERATION OF KEY MANAGEMENT PERSONNEL

Key management personnel include the members of the Board of Directors and the Senior leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2011	2010
Salaries and short-term employee benefits[1]	$ 20	$ 18
Post-employment benefits[2]	3	3
Share-based payments and other[3]	28	22
	$ 51	$ 43

[1]	Includes annual salary as at December 31 and annual short-term incentives/other bonuses earned in the year.
[2]	Represents company contributions to retirement savings plans.
[3]	Represents year-end stock option, RSU, and PRSU grants and other compensation.

31 > STOCK-BASED COMPENSATION

A Stock Options

Under Barrick’s stock option plan, certain officers and key employees of the Corporation may purchase common shares at an exercise price that is equal to the closing share price on the day before the grant of the option. The grant date is the date when the details of the award, including the number of options granted by individual and the exercise price, are approved. Stock options vest evenly over four years, beginning in the year after granting. Options granted in July 2004 and prior are exercisable over 10 years, whereas options granted since December 2004 are exercisable over seven years. At December 31, 2011, 6.9 million (2010: 8.4 million) common shares were available for granting options. Stock options when exercised result in an increase to the number of common shares issued by Barrick.

BARRICK YEAR END 2011	149	NOTES TO FINANCIAL STATEMENTS

Compensation expense for stock options was $15 million in 2011 (2010: $16 million), and is presented as a component of corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had stock options. The recognition of compensation expense for stock options reduced earnings per share for 2011 by $0.01 per share (2010: $0.01 per share).

Total intrinsic value relating to options exercised in 2011 was $40 million (2010: $96 million).

Employee Stock Option Activity (Number of Shares in Millions)
	2011		2010
	Shares	Average Price	Shares	Average Price
C$ options
At January 1	1.4	$ 26	3.3	$ 27
Exercised	(0.2)	25	(1.9)	27
Forfeited	-	-	-	-
Cancelled/expired	(0.1)	23	-	-
At December 31	1.1	$ 27	1.4	$ 26
US$ options
At January 1	7.0	$ 38	9.1	$ 33
Granted	0.5	50	0.9	55
Exercised	(1.6)	30	(2.9)	28
Forfeited	-	-	(0.1)	38
Cancelled/expired	(0.1)	34	-	-
At December 31	5.8	$ 41	7.0	$ 38

Stock Options Outstanding (Number of Shares in Millions)

		Outstanding				Exercisable
Range of exercise prices	Shares	Average price	Average life (years)	Intrinsic value[1] ($ millions)	Shares	Average price	Intrinsic value[1] ($ millions)
C$ options
$ 22 - $ 27	0.6	$ 24	1	$ 12	0.6	$ 24	$ 12
$ 28 - $ 31	0.5	30	2	9	0.5	30	9
	1.1	$ 27	1	$ 21	1.1	$ 26	$ 21
US$ options
$ 9 - $ 19	0.1	$ 13	1	$ 2	0.1	$ 13	$ 2
$ 20 - $ 27	0.9	26	4	17	0.7	26	14
$ 28 - $ 41	1.4	38	3	10	1.1	38	8
$ 42 - $ 55	3.4	47	5	(6)	1.5	44	1
	5.8	$ 41	4	$ 23	3.4	$ 38	$ 25

[1]	Based on the closing market share price on December 31, 2011 of C$46.15 and US$45.25.

BARRICK YEAR END 2011	150	NOTES TO FINANCIAL STATEMENTS

Option Information
For the years ended (per share and per option amounts in dollars)	December 31, 2011	December 31, 2010	January 1, 2010

Valuation assumptions	Lattice[1,2]	Lattice[1,2]	Lattice[1,2]
Expected term (years)	5.3	5.0	5.0
Expected volatility[2]	33%-38%	33%-60%	35%-60%
Expected dividend yield	1.22%	1.13%	1.10%
Risk-free interest rate[2]	0.04%-2.04%	0.19%-2.88%	0.16%-3.44%

Options granted (in millions)	0.5	0.9	1.6
Weighted average fair value per option	$14	$16	$13

[1]	Different assumptions were used for the multiple stock option grants during the year.
[2]	The volatility and risk-free interest rate assumptions varied over the expected term of these stock option grants.

The expected volatility assumptions have been developed taking into consideration both historical and implied volatility of our US dollar share price. The risk-free rate for periods within the contractual life of the option is based on the US Treasury yield curve in effect at the time of the grant.

The expected term assumption is derived from the option valuation model and is in part based on historical data regarding the exercise behavior of option holders based on multiple share-price paths. The Lattice model also takes into consideration employee turnover and voluntary exercise patterns of option holders.

As at December 31, 2011, there was $25 million (2010: $29 million) of total unrecognized compensation cost relating to unvested stock options. We expect to recognize this cost over a weighted average period of 2 years (2010: 2 years).

B Restricted Share Units (RSUs) and Deferred Share Units (DSUs)

Under our RSU plan, selected employees are granted RSUs where each RSU has a value equal to one Barrick common share. RSUs vest at the end of a two-and-a-half year period and are settled in cash on the two-and-a-half year anniversary of the grant date. Additional RSUs are credited to reflect dividends paid on Barrick common shares over the vesting period.

Compensation expense for RSUs incorporates an expected forfeiture rate. The expected forfeiture rate is estimated based on historical forfeiture rates and expectations of future forfeiture rates. We make adjustments if the actual forfeiture rate differs from the expected rate. At December 31, 2011, the weighted average remaining contractual life of RSUs was 1.55 years.

Compensation expense for RSUs was $30 million in 2011 (2010: $48 million) and is presented as a component of corporate administration and other expense, consistent with the classification of other elements of compensation expense for those employees who had RSUs.

Under our DSU plan, Directors must receive a specified portion of their basic annual retainer in the form of DSUs, with the option to elect to receive 100% of such retainer in DSUs. Each DSU has the same value as one Barrick common share. DSUs must be retained until the Director leaves the Board, at which time the cash value of the DSUs will be paid out. Additional DSUs are credited to reflect dividends paid on Barrick common shares. DSUs are recorded at fair value on the grant date and are adjusted for changes in fair value. The fair value of amounts granted each period together with changes in fair value are expensed.

BARRICK YEAR END 2011	151	NOTES TO FINANCIAL STATEMENTS

DSU and RSU Activity
	DSUs (thousands)	Fair value ($ millions)	RSUs (thousands)	Fair value ($ millions)

At January 1, 2010	167	$ 6.6	3,150	$ 49.0
Settled for cash	(20)	(0.6)	(824)	(42.8)
Forfeited	-	-	(326)	(17.0)
Granted	33	1.5	918	49.3
Credits for dividends	-	-	29	1.3
Change in value	-	1.9	-	30.9
At December 31, 2010	180	$ 9.4	2,947	$ 70.7
Settled for cash	(29)	(0.8)	(1,242)	(60.8)
Forfeited	-	-	(69)	(2.3)
Granted	36	1.7	1,153	56.8
Credits for dividends	-	-	26	1.2
Change in value	-	(1.9)	-	(16.4)
At December 31, 2011	187	$ 8.4	2,815	$ 49.2

C Performance Restricted Share Units (PRSUs)

In 2008, Barrick launched a PRSU plan. Under this plan, selected employees are granted PRSUs, where each PRSU has a value equal to one Barrick common share. PRSUs vest at the end of a three-year period and are settled in cash on the third anniversary of the grant date. Additional PRSUs are credited to reflect dividends paid on Barrick common shares over the vesting period. Vesting, and therefore the liability, is based on the achievement of performance goals and the target settlement will range from 0% to 200% of the value. At December 31, 2011, 201 thousand units were outstanding (2010: 335 thousand units).

D Employee Share Purchase Plan (ESPP)

In 2008, Barrick launched an Employee Share Purchase Plan. This plan enables Barrick employees to purchase Company shares through payroll deduction. Each year, employees may contribute 1%-6% of their combined base salary and annual bonus, and Barrick will match 50% of the contribution, up to a maximum of $5,000 per year. During 2011, Barrick contributed and expensed $0.8 million to this plan (2010: $0.6 million).

E ABG Stock Options

African Barrick Gold has a stock option plan for its directors and selected employees. The exercise price of the granted options is determined by the ABG Remuneration Committee before the grant of an option provided that this price cannot be less than the average of the middle-market quotation of ABG’s shares (as derived from the London Stock Exchange Daily Official List) for the three dealing days immediately preceding the date of grant. All options outstanding at the end of the year expire in 2017 and 2018. There were 0.3 million ABG options granted which were exercisable at December 31, 2011. Stock option expense of $1.4 million (2010: $0.6 million) is included as a component of other expense.

32 > POST-RETIREMENT BENEFITS

A Description of Plans

Defined Contribution Pension Plans

Certain employees take part in defined contribution employee benefit plans. We also have a retirement plan for certain officers of the Company, under which we contribute 15% of the officer’s annual salary and bonus. Our share of contributions to these plans, which is expensed in the year it is earned by the employee, was $58 million in 2011, and $56 million in 2010.

Defined Benefit Pension Plans

We have qualified defined benefit pension plans that cover certain of our United States and Canadian employees and provide benefits based on employees’ years of service. Through the acquisition of Placer Dome, we acquired pension plans in the United States, Canada and Australia. Our policy is to fund the amounts necessary on an actuarial basis to provide enough assets to meet the benefits payable to plan members. Independent trustees administer assets of the plans, which are invested mainly in fixed income and equity securities.

Actuarial gains and losses arise when the actual return on plan assets differs from the expected return on plan assets for a period, or when the expected and actuarial accrued benefit obligations differ at the end of the year. We record actuarial gains and losses in the Statement of Comprehensive Income.

Post-Retirement Healthcare Plans

We provide post-retirement medical, dental, and life insurance benefits to certain employees.

BARRICK YEAR END 2011	152	NOTES TO FINANCIAL STATEMENTS

B Post Retirement Plan Information

Actuarial Assumptions

As at December 31	Pension Plans 2011	Other Post- Retirement Benefits 2011	Pension Plans 2010	Other Post- Retirement Benefits 2010

Discount rate
Benefit obligation	2.80 - 5.21%	3.80 - 4.10%	3.50 - 5.30%	4.60 - 4.90%
Pension cost	4.60 - 4.90%	3.50 - 5.77%	4.25 - 5.95%	5.25 - 5.50%
Expected return on plan assets	4.50 - 7.00%	N/A	4.50 - 7.00%	N/A
Wage increases	N/A	5.00%	N/A	5.00%

Pension plan assets, which consist primarily of fixed-income and equity securities, are valued using current market quotations. Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the expected return on plan assets, discount rates, future wage increases and other assumptions. The discount rate, assumed rate of return on plan assets and wage increases are the assumptions that generally have the most significant impact on our pension cost and obligation.

The discount rate for benefit obligation and pension cost purposes is the rate at which the pension obligation could be effectively settled. This rate was developed by matching the cash flows underlying the pension obligation with a spot rate curve based on the actual returns available on high-grade (Moody’s Aa) US corporate bonds. Bonds included in this analysis were restricted to those with a minimum outstanding balance of $50 million. Only non-callable bonds, or bonds with a make-whole provision, were included. Finally, outlying bonds (highest and lowest 10%) were discarded as being non-representative and likely to be subject to a change in investment grade. The resulting discount rate from this analysis was rounded to the nearest five basis points. The procedure was applied separately for pension and post-retirement plan purposes, and produced the same rate in each case.

The assumed rate of return on assets for pension cost purposes is the weighted average of expected long-term asset return assumptions. In estimating the long-term rate of return for plan assets, historical markets are studied and long-term historical returns on equities and fixed-income investments reflect the widely accepted capital market principle that assets with higher volatility generate a greater return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are finalized.

Wage increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

We have assumed a health care cost trend of 8% in 2012 (2010: 8%), decreasing ratably to 4.75% in 2019 and thereafter (2010: 4.75%). The assumed health care cost trend had a minimal effect on the amounts reported. A one percentage point change in the assumed health care cost trend rate at December 31, 2011 would have had no significant effect on the post-retirement obligation and would have had no significant effect on the benefit expense for 2011.

Expense Recognized in the Income Statement

As at December 31	Pension Plans 2011	Other Post- Retirement Benefits 2011	Pension Plans 2010	Other Post- Retirement Benefits 2010

Expected return on plan assets	$ (15)	$ -	$ (14)	$ -
Past service cost	1	-	-	-
Interest cost	16	1	17	1
Plan amendment	1	-	2	-
Total expense	$ 3	$ 1	$ 5	$ 1

BARRICK YEAR END 2011	153	NOTES TO FINANCIAL STATEMENTS

Plan Assets/Liabilities

As at December 31	Pension Plans 2011	Other Post- Retirement Benefits 2011	Pension Plans 2010	Other Post- Retirement Benefits 2010
Non-current assets	$ 2	$ -	$ 2	$ -
Current liabilities[1]	12	2	8	2
Non-current liabilities	124	22	103	25
Other comprehensive income (loss)[2]	(38)	4	(2)	-
	$ 100	$ 28	$ 111	$ 27
Accumulated actuarial gains (losses) recognized in OCI (before taxes)	$ (40)	$4	$ (2)	$ -

[1]	Expected recovery or settlement within 12 months from the reporting date.
[2]	Amounts represent actuarial (gains) losses.

Defined Benefit Obligation

The movement in the defined benefit obligation over the year is as follows:

As at December 31	Pension Plans 2011	Other Post- Retirement Benefits 2011	Pension Plans 2010	Other Post- Retirement Benefits 2010
Balance at January 1	$ 336	$ 27	$ 321	$ 29
Service cost	1	-	-	-
Interest cost	16	1	17	1
Actuarial (gains) losses	29	(3)	20	(1)
Benefits paid	(21)	(1)	(25)	(2)
Foreign currency adjustments	-	-	2	-
Amendments	-	-	1	-
Balance at December 31	$ 361	$ 24	$ 336	$ 27
Funded status[1]	$ (134)	$ (24)	$ (109)	$ (27)

[1]	Represents the fair value of plan assets less projected benefit obligations.

Expected contributions to the pension plans and post-employment benefit plans for the year ended December 31, 2012 are $16 million and $2 million respectively.

Fair Value of Plan Assets

The movement in the fair value of plan assets over the year is as follows:

	Pension Plans 2011	Other Post- Retirement Benefits 2011	Pension Plans 2010	Other Post- Retirement Benefits 2010
Balance at January 1	$ 227	$ -	$ 215	$ -
Expected return on plan assets	16	-	25	-
Actuarial gains and losses	(3)	-	-	-
Company contributions	9	1	12	2
Benefits paid	(22)	(1)	(25)	(2)
Balance at December 31	$ 227	$ -	$ 227	$ -

BARRICK YEAR END 2011	154	NOTES TO FINANCIAL STATEMENTS

	As at December 31, 2011
	Target[1]	Actual	Actual
Composition of plan assets[2]
Equity securities	53%	52%	$ 118
Fixed income securities	47%	48%	109
	100%	100%	$ 227

[1]	Based on the weighted average target for all defined benefit plans.
[2]	Holdings in equity and fixed income securities consist of Level 1 and Level 2 assets within the fair value hierarchy.

Expected Future Benefit Payments

	Other Post-Retirement
For the years ending December 31	Pension Plans	Benefits
2012	$ 35	$ 2
2013	26	2
2014	26	2
2015	26	2
2016	26	2
2017 – 2021	$ 133	$ 8

33 > LITIGATION AND CLAIMS

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, the Company and its legal counsel evaluate the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought.

Cortez Hills Complaint

On November 12, 2008, the United States Bureau of Land Management (the “BLM”) issued a Record of Decision approving the Cortez Hills Expansion Project. On November 20, 2008, the TeMoak Shoshone Tribe, the East Fork Band Council of the TeMoak Shoshone Tribe and the Timbisha Shoshone Tribe, the Western Shoshone Defense Project, and Great Basin Resource Watch filed a lawsuit against the United States seeking to enjoin the majority of the activities comprising the Project on the grounds that it violated the Western Shoshone rights under the Religious Freedom Restoration Act (“RFRA”), that it violated the Federal Land Policy and Management Act’s (“FLPMA”) prohibition on “unnecessary and undue degradation,” and that the Project’s Environment Impact Statement (“EIS”) did not meet the requirements of the National Environmental Policy Act (“NEPA”). The Plaintiffs subsequently dismissed their RFRA claim, with prejudice, conceding that it was without merit, in light of a decision in another case.

On November 24, 2008, the Plaintiffs filed a Motion for a Temporary Restraining Order and a Preliminary Injunction barring work on the Project until after a trial on the merits. In January 2009, the Court denied the Plaintiffs’ Motion for a Preliminary Injunction, concluding that the Plaintiffs had failed to demonstrate a likelihood of success on the merits and that the Plaintiffs had otherwise failed to satisfy the necessary elements for a preliminary injunction. The Plaintiffs appealed that decision to the United States Court of Appeals for the Ninth Circuit. In December 2009, the Ninth Circuit issued an opinion in which it held that the Plaintiffs had failed to show that they were likely to succeed on the merits of their FLPMA claims, and thus were not entitled to an injunction based on those claims. The Ninth Circuit, however, held that the Plaintiffs were likely to succeed on two of their NEPA claims and ordered that a supplemental EIS be prepared by Barrick that specifically provided more information on (i) the effectiveness of proposed mitigation measures for seeps and springs that might be affected by groundwater pumping, and (ii) the air quality impact of the shipment of refractory ore to Goldstrike for processing and that additional air quality modeling for fine particulate matter using updated EPA procedures should be performed and included in the supplemental EIS. The Ninth Circuit decision directed the District Court to enter an injunction consistent with the decision. In April 2010, the District Court granted Barrick’s motion seeking a tailored preliminary injunction, which allows mining operations to continue while the supplemental EIS is being completed.

BARRICK YEAR END 2011	155	NOTES TO FINANCIAL STATEMENTS

In August 2010, the District Court issued an order granting summary judgment for Cortez except, generally for those issues covered by the supplemental EIS, on which it reserved ruling until the completion of that document. The final supplemental EIS was published on January 14, 2011. On March 15, 2011, the BLM issued its record of decision that approved the supplemental EIS, which had the effect of terminating the tailored injunction, thereby enabling the Cortez mine to revert to its original operating scope. All parties filed their motions for summary judgment on all remaining issues. On January 3, 2012, the Court issued a decision granting summary judgment in favor of Barrick and the BLM on all remaining issues.

Marinduque Complaint

Placer Dome Inc. was named the sole defendant in a Complaint filed in October 2005 by the Provincial Government of Marinduque, an island province of the Philippines (“Province”), with the District Court in Clark County, Nevada. The Complaint asserted that Placer Dome Inc. was responsible for alleged environmental degradation with consequent economic damages and impacts to the environment in the vicinity of the Marcopper mine that was owned and operated by Marcopper Mining Corporation (“Marcopper”). Placer Dome Inc. indirectly owned a minority shareholding of 39.9% in Marcopper until the divestiture of its shareholding in 1997. The Province sought “to recover damages for injuries to the natural, ecological and wildlife resources within its territory”. In addition, the Province sought compensation for the costs of restoring the environment, an order directing Placer Dome Inc. to undertake and complete “the remediation, environmental cleanup, and balancing of the ecology of the affected areas,” and payment of the costs of environmental monitoring. The Complaint addressed the discharge of mine tailings into Calancan Bay, the 1993 Maguila-guila dam breach, the 1996 Boac river tailings spill, and alleged past and continuing damage from acid rock drainage.

The action was removed to the U.S. District Court for the District of Nevada on motion of Placer Dome Inc. After the amalgamation of Placer Dome Inc. and the Company, the Court granted the Province’s motion to join the Company as an additional named Defendant. In June 2007, the Court issued an order granting the Company’s motion to dismiss on grounds of forum non conveniens (improper choice of forum). In September 2009, the U.S. Court of Appeals for the Ninth Circuit reversed the decision of the District Court on the grounds that the U.S. District Court lacked subject matter jurisdiction over the case and removal from the Nevada state court was improper.

In April 2010, the Company filed a motion to dismiss the claims in the Nevada state court on the grounds of forum non conveniens and on October 12, 2010, the court issued an order granting the Company’s motion to dismiss the action. On February 11, 2011, the Court issued its written reasons for the dismissal order. On March 11, 2011, the Province filed a motion to reconsider the Court’s order, which the Company opposed on March 28, 2011. The Court denied the motion to reconsider on May 25, 2011. The Province has appealed the Court’s dismissal order to the Nevada Supreme Court. The Company intends to continue to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Calancan Bay (Philippines) Complaint

In July 2004, a complaint was filed against Marcopper and Placer Dome Inc. in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of a putative class of fishermen who reside in the communities around Calancan Bay, in northern Marinduque. The complaint alleges injuries to health and economic damages to the local fisheries resulting from the disposal of mine tailings from the Marcopper mine. The total amount of damages claimed is approximately US$1 billion.

In October 2006, the court granted the plaintiffs’ application for indigent status, allowing the case to proceed without payment of filing fees. In March 2008, an attempt was made to serve Placer Dome Inc. by serving the summons and complaint on Placer Dome Technical Services (Philippines) Inc. (“PDTS”). PDTS has returned the summons and complaint stating that PDTS is not an agent of Placer Dome Inc. for any purpose and is not authorized to accept service or to take any other action on behalf of Placer Dome Inc. In April 2008, Placer Dome Inc. made a special appearance by counsel to move to dismiss the complaint for lack of personal jurisdiction and on other grounds. The plaintiffs have opposed the motion to dismiss. The motion has been briefed and is currently pending.

In October 2008, the plaintiffs filed a motion challenging Placer Dome Inc.’s legal capacity to participate in the proceedings in light of its alleged “acquisition” by the Company. Placer Dome Inc. opposed this motion. The motion has been briefed and is currently pending. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

BARRICK YEAR END 2011	156	NOTES TO FINANCIAL STATEMENTS

Perilla Complaint

In August 2009, Barrick Gold Inc. was purportedly served in Ontario with a complaint filed in November 2008 in the Regional Trial Court of Boac, on the Philippine island of Marinduque, on behalf of two named individuals and purportedly on behalf of the approximately 200,000 residents of Marinduque. In December 2009, the complaint was also purportedly served in Ontario in the name of Placer Dome Inc. The complaint alleges injury to the economy and the ecology of Marinduque as a result of the discharge of mine tailings from the Marcopper mine into the Calancan Bay, the Boac River, and the Mogpog River. The plaintiffs are claiming for abatement of a public nuisance allegedly caused by the tailings discharge and for nominal damages for an alleged violation of their constitutional right to a balanced and healthful ecology. Barrick Gold Inc. has moved to dismiss the complaint on a variety of grounds, which motion is now pending a decision of the Court following the failure of plaintiffs’ counsel to appear at the hearing in February 2010 or to timely file any comment or opposition to the motion. Motions to dismiss the complaint on a variety of grounds have also been filed in the name of Placer Dome Inc. In May 2010, the plaintiffs filed a motion for an order to admit an amended complaint in which they are seeking additional remedies including temporary and permanent environmental protection orders. In June 2010, Barrick Gold Inc. and Placer Dome Inc. filed a motion to have the Court resolve their unresolved motions to dismiss before considering the plaintiffs’ motion to admit the amended complaint. An opposition to the plaintiffs’ motion to admit was also filed by Barrick Gold Inc. and Placer Dome Inc. on the same basis. This motion is now fully briefed and awaiting determination by the Court. It is not known when these motions or the outstanding motions to dismiss will be decided by the Court. The Company intends to defend the action vigorously. No amounts have been accrued for any potential loss under this complaint.

Writ of Kalikasan

On February 25, 2011 a Petition for the Issuance of a Writ of Kalikasan with Prayer for Temporary Environmental Protection Order was filed in the Supreme Court of the Republic of the Philippines in Eliza M. Hernandez, Mamerto M. Lanete and Godofredo L. Manoy versus Placer Dome Inc. and Barrick Gold Corporation, SC G.R. No. 195482 (the “Petition”). On March 8, 2011, the Supreme Court issued an En Banc Resolution and Writ of Kalikasan and directed service of summons on Placer Dome Inc. and the Company, ordered Placer Dome Inc. and the Company to make a verified return of the Writ with ten (10) days of service and referred the case to the Court of Appeal for hearing. The Petition alleges that Placer Dome Inc. violated the petitioners’ constitutional right to a balanced and healthful ecology as a result of, amongst other things, the discharge of tailings into Calancan Bay, the 1993 Maguila-Guila dam break, the 1996 Boac river tailings spill and failure of Marcopper to properly decommission the Marcopper mine. The petitioners have pleaded that the Company is liable for the alleged actions and omissions of Placer Dome Inc. which was a minority indirect shareholder of Marcopper at all relevant times and is seeking orders requiring the Company to environmentally remediate the areas in and around the mine site that are alleged to have sustained environmental impacts. The petitioners purported to serve the Company on March 25, 2011.

On March 31, 2011, the Company filed an Urgent Motion For Ruling on Jurisdiction with the Supreme Court challenging the constitutionality of the Rules of Procedure in Environmental Cases (the “Environmental Rules”) pursuant to which the Petition was filed, as well as the jurisdiction of the Court over the Company. As required by the Environmental Rules, by special appearance and without submitting to the jurisdiction of the Court, on April 4, 2011, the Company filed its Return Ad Cautelam to the Writ seeking the dismissal of the Petition with prejudice. On April 12, 2011, the Supreme Court issued a Resolution requiring the petitioners to submit a Comment on the Company’s Urgent Motion for Ruling on Jurisdiction within ten days of receiving notice of the Resolution. On or around April 27, 2011, the petitioners purported to make discovery requests of the Company and Placer Dome Inc. (collectively, the “Discovery Requests”). On May 4, 2011, the Court of Appeals issued a Resolution: (i) directing the petitioners to submit a Comment on the Company’s Urgent Motion for Ruling on Jurisdiction; and (ii) putting the petitioners’ Discovery Requests in abeyance pending resolution of the Company’s Urgent Motion for Ruling on Jurisdiction. On May 16, 2011, the Company, appearing specially and without submitting to the Supreme Court’s jurisdiction, filed with the Supreme Court a Clarificatory Manifestation seeking clarification as to whether the Court of Appeals or the Supreme Court has jurisdiction over the matter. On June 2, 2011, the petitioners served an Opposition to the Company’s Urgent Motion for Ruling on Jurisdiction.

On June 6, 2011, a mail package addressed to Placer Dome Inc. from the Philippines Office of the Solicitor General purported to serve summons and other materials on Placer Dome Inc. On or about June 6, 2011, the Company, appearing specially and without submitting to the Supreme Court’s jurisdiction, filed a Manifestation drawing to the Court’s attention the fact that each of the Court of Appeals and the Supreme Court had issued (inconsistent)

BARRICK YEAR END 2011	157	NOTES TO FINANCIAL STATEMENTS

Resolutions indicating that they would each resolve the Company’s Urgent Motion for Ruling on Jurisdiction. The Company requested that all further proceedings in the case, both before the Supreme Court and the Court of Appeals, be suspended pending issuance of the clarification sought in the Company’s Clarifactory Manifestation. By Manifestation dated June 10, 2011, Placer Dome Inc., by special appearance and without submitting itself to the Supreme Court’s jurisdiction: (i) adopted the Company’s Urgent Motion for Ruling on Jurisdiction and reserved the right to file a supplement thereto; and (ii) joined the Company in seeking clarification as to which court has jurisdiction over this matter. By Manifestation dated June 16, 2011, Placer Dome Inc., by special appearance and without submitting itself to the Supreme Court’s jurisdiction: (i) adopted as its own the Company’s Return Ad Cautelam; and (ii) reserved the right to supplement this Return after the Supreme Court has clarified which court has jurisdiction.

The Supreme Court issued a Resolution dated June 21, 2011 in which it referred the records of the case to the Court of Appeals for appropriate action on the various pending motions. In June 2011, the Petitioners filed their Opposition to the Urgent Motion for Ruling on Jurisdiction. On July 1, 2011, Placer Dome Inc., by special appearance and without submitting themselves to the court’s jurisdiction, filed a Supplement to the pending Urgent Motion for Ruling on Jurisdiction. On July 8, 2011, the Company and Placer Dome Inc., by special appearance and without submitting themselves to the jurisdiction of the Court of Appeals, filed a Manifestation: (i) indicating their understanding that the Supreme Court Resolution dated June 21, 2011 resolves the issues raised in the Clarificatory Manifestation and effectively rules that the Supreme Court has lost or relinquished subject matter jurisdiction over the case effective June 21, 2011 and has transferred jurisdiction to the Court of Appeals; (ii) manifesting their intention to file a Second Supplement to the Urgent Motion for Ruling on Jurisdiction. On July 12, 2011, the Company and Placer Dome Inc. filed, under special and limited appearance and without submitting themselves to the Court of Appeal’s jurisdiction, a Second Supplement to their Urgent Motion for Ruling on Jurisdiction. On July 14, 2011, the Company and Placer Dome Inc., by special appearance and without submitting themselves to the jurisdiction of the Court, filed a Manifestation submitting that they are entitled to be heard on the Petitioners’ Urgent Motion dated April 12, 2011 (regarding service related issues) and Manifestation with Reiterated Motion dated May 11, 2011 (also regarding service related issues), neither of which had been served on the Company and Placer Dome Inc. On September 8, 2011, in response to learning that the Supreme Court had granted the Petitioners’ Urgent Motion dated April 12, 2011 and Manifestation with Reiterated Motion dated May 11, 2011 in its Resolution dated May 31, 2011, without the Company or Placer Dome Inc. being aware of such motions or having an opportunity to respond to them, the Company and Placer Dome Inc., by special appearance and without submitting themselves to the jurisdiction of the Court, filed a Manifestation submitting that the Supreme Court’s May 31, 2011 Resolution is functus officio and moot and, in any event, is void and legally ineffective. On or about August 8, 2011, the Petitioners filed a Comment (to the Supplement and Second Supplement to the Urgent Motion for Ruling on Jurisdiction). On September 1, 2011, the Company and Placer Dome Inc. Inc., by special appearance and without submitting themselves to the jurisdiction of the Court, filed a Consolidated Reply to the Petitioners’ June, 2011 Opposition and August 8, 2011 Comment. The Urgent Motion for Ruling on Jurisdiction is now fully briefed. No decision has as yet been issued with respect to either the Urgent Motion for Ruling on Jurisdiction or the Manifestations dated July 14, 2011 and September 8, 2011.

On November 23, 2011, the Company’s counsel received a Motion for Intervention, dated November 18, 2011, filed with the Supreme Court. In this Motion for Intervention, two local governments, or “baranguays” (Baranguay San Antonio and Baranguay Lobo), seek intervenor status in the proceedings with the intention of seeking a dismissal of the proceedings. No decision has been issued with respect to this motion. No amounts have been accrued for any potential loss under this matter.

Reko Diq Arbitration

On February 15, 2011, Tethyan Copper Company Pakistan (Private) Limited (“TCCP”) (the local operating subsidiary of Tethyan Copper Company (“TCC”)) submitted to the Government of the Province of Balochistan (the “GOB”) an application for a mining lease in respect of the Reko Diq project in Pakistan. Barrick currently indirectly holds 50% of the shares of TCC, with Antofagasta Plc (“Antofagasta”) indirectly holding the other 50%.

TCC believes that, under the Chagai Hills Joint Venture Agreement (the “CHEJVA”) between TCC and the GOB, as well as under the 2002 Balochistan Mineral Rules, TCCP was legally entitled to the mining lease subject only to “routine” government requirements. On September 21, 2011, the GOB delivered a notice to TCC advising that it considered TCCP’s application to be incomplete and unsatisfactory and giving TCC 30 days in which to respond. On October 19, 2011, TCCP delivered a response to the GOB’s notice. In addition, TCCP delivered a notice of dispute in accordance with the arbitration agreement

BARRICK YEAR END 2011	158	NOTES TO FINANCIAL STATEMENTS

between TCC and the GOB. On November 15, 2011, the GOB notified TCCP of the rejection of TCCP’s application for the mining lease.

On November 28, 2011, TCCP filed an administrative appeal under the 2002 Balochistan Mineral Rules, calling on the GOB to perform its obligations. On the same day, TCC filed two requests for international arbitration: one against the Government of Pakistan with the International Centre for Settlement of Investment Disputes (“ICSID”) asserting breaches of the Bilateral Investment Treaty between Australia (where TCC is incorporated) and Pakistan, and another against the GOB with the International Chamber of Commerce (“ICC”), asserting breaches of the CHEJVA. Constitution of the ICC arbitration panel is in process. The GOB has filed jurisdictional objections in that proceeding. The ICSID has registered the arbitration request against Pakistan, but Pakistan has not yet taken any action in that proceeding.

Pakistani Constitutional Litigation

In November 2006, a Constitutional Petition was filed in the High Court of Balochistan by three Pakistani citizens against: Barrick, the Governments of Balochistan and Pakistan, the Balochistan Development Authority (“BDA”), TCCP, Antofagasta, Muslim Lakhani and BHP (Pakistan) Pvt Limited (“BHP”).

The Petition alleged, among other things, that the entry by the BDA into the 1993 Joint Venture Agreement (“JVA”) with BHP to facilitate the exploration of the Reko Diq area and the grant of related exploration licenses were illegal and that the subsequent transfer of the interests of BHP in the JVA and the licenses to TCC was also illegal and should therefore be set aside. In June 2007, the High Court of Balochistan dismissed the Petition against Barrick and the other respondents in its entirety. In August 2007, the petitioners filed a Civil Petition for Leave to Appeal in the Supreme Court of Pakistan. In late 2010, the Supreme Court of Pakistan began hearing this matter, together with several other related petitions filed against TCC or its related parties. The related petitions primarily related to whether it would be in the public interest for TCCP to receive a mining lease. On May 25, 2011, the Supreme Court ruled, among other things, that the GOB should proceed to expeditiously decide TCCP’s application for the grant of a mining lease, transparently and fairly in accordance with laws and applicable rules. The Supreme Court also ruled that the petitions before the Court would remain pending.

On November 15, 2011, the GOB notified TCCP of the rejection of TCCP’s application for the mining lease. As noted above, on November 28, 2011, TCC filed the requests for international arbitration with ICSID and the ICC. Subsequently, the Supreme Court has resumed hearing various petitions relating to TCC and the Reko Diq project, including applications seeking an order staying the ICSID and ICC arbitrations. On February 7, 2012, the Supreme Court issued an order directing the GOB and Pakistan to request to the ICC and ICSID to refrain from taking further steps in respect of the arbitration proceedings and to extend the deadline for nomination of an arbitrator, pending disposition of the constitutional petitions by the Supreme Court.

TCC continues to pursue its rights under international arbitration, and Barrick, and TCCP continue to vigorously defend the above actions. No amounts have been accrued for any potential loss under these complaints.

Pueblo Viejo

In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”) received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. de Pena Garcia Inc., and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking, and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an “Amparo” remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. No amounts have been accrued for any potential loss under this matter.

Argentine Glacier Legislation

On September 30, 2010, the National Law on Minimum Requirements for the Protection of Glaciers was enacted in Argentina, and came into force in early November 2010. The federal law bans new mining exploration and exploitation activities on glaciers and in the “peri-glacial” environment, and subjects ongoing mining activities to an environmental audit. If such audit identifies significant impacts on glaciers and peri-glacial environment, the relevant authority is empowered to take action, which according to the legislation could include the suspension or relocation of the activity. In the case of the Veladero mine and the Pascua-Lama project, the competent authority is the Province of San Juan. The Province of San Juan had previously adopted glacier protection legislation, with which Veladero and Pascua-Lama comply. In November 2010, in response to legal actions brought against the

BARRICK YEAR END 2011	159	NOTES TO FINANCIAL STATEMENTS

National State by local unions and San Juan based mining and construction chambers, as well as by Barrick’s subsidiaries, Barrick Exploraciones Argentina S.A. and Minera Argentina Gold S.A., which own the Veladero mine and the Argentine portion of the Pascua-Lama project, respectively, the Federal Court in the Province of San Juan, granted injunctions, based on the unconstitutionality of the federal law, suspending its application in the Province and, in particular to Veladero and Pascua-Lama. In December 2010, the Province of San Juan became a party to the actions, joining the challenge to the constitutionality of the new federal legislation. As a result of the intervention of the Province, the actions were removed to the National Supreme Court of Justice of Argentina to determine the constitutionality of the legislation.

The National Supreme Court of Justice of Argentina issued a decision determining that this case falls within its jurisdiction. The National State has filed a remedy for revocation of the decision of the Federal Court in the Province of San Juan to grant injunctions suspending the application of the federal law in the Province of San Juan. BEASA and MAGSA answered this remedy on June 29, 2011. No amounts have been accrued for any potential loss under this matter.

BARRICK YEAR END 2011	160	NOTES TO FINANCIAL STATEMENTS

SUMMARY GOLD MINERAL RESERVES AND MINERAL RESOURCES (1,2,3)

For the year ended December 31, 2011		2011			2010
Based on attributable ounces		Tons (000’s)	Grade (oz/ton)	Ounces (000’s)	Tons (000’s)	Grade (oz/ton)	Ounces (000’s)
NORTH AMERICA
Goldstrike Open Pit	(proven and probable)	97,325	0.096	9,342	95,865	0.101	9,656
	(mineral resource)	4,612	0.032	147	4,694	0.037	173
Goldstrike Underground	(proven and probable)	11,895	0.255	3,035	10,872	0.272	2,958
	(mineral resource)	6,077	0.301	1,828	6,771	0.298	2,020
Goldstrike Property Total	(proven and probable)	109,220	0.113	12,377	106,737	0.118	12,614
	(mineral resource)	10,689	0.185	1,975	11,465	0.191	2,193
Pueblo Viejo (60.00%)	(proven and probable)	188,729	0.080	15,173	168,417	0.084	14,195
	(mineral resource)	120,194	0.055	6,597	96,807	0.059	5,675
Cortez	(proven and probable)	306,879	0.047	14,488	317,081	0.046	14,494
	(mineral resource)	54,391	0.069	3,757	60,463	0.071	4,320
Red Hill - Gold Rush	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	11,221	0.113	1,273	-	-	-
Bald Mountain	(proven and probable)	307,162	0.017	5,102	246,711	0.019	4,748
	(mineral resource)	123,191	0.013	1,623	151,944	0.011	1,680
Turquoise Ridge (75.00%)	(proven and probable)	11,986	0.442	5,294	9,254	0.456	4,224
	(mineral resource)	62,394	0.122	7,641	64,219	0.131	8,415
Round Mountain (50.00%)	(proven and probable)	82,688	0.017	1,411	73,017	0.018	1,319
	(mineral resource)	83,420	0.016	1,338	50,865	0.022	1,107
South Arturo (60.00%)	(proven and probable)	28,237	0.050	1,398	27,358	0.051	1,391
	(mineral resource)	21,482	0.039	828	16,041	0.043	692
Ruby Hill	(proven and probable)	16,778	0.058	978	17,182	0.065	1,122
	(mineral resource)	107,626	0.021	2,245	61,530	0.023	1,390
Hemlo	(proven and probable)	16,620	0.069	1,139	18,388	0.074	1,362
	(mineral resource)	4,735	0.087	410	4,184	0.071	299
Marigold Mine (33.33%)	(proven and probable)	77,285	0.015	1,194	47,843	0.016	775
	(mineral resource)	10,977	0.012	135	26,842	0.014	387
Golden Sunlight	(proven and probable)	8,932	0.055	487	9,649	0.056	539
	(mineral resource)	716	0.041	29	1,231	0.047	58
Donlin Gold (50.00%)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	298,358	0.065	19,503	322,485	0.060	19,357
SOUTH AMERICA
Cerro Casale (75.00%)	(proven and probable)	990,088	0.018	17,434	1,002,722	0.017	17,377
	(mineral resource)	245,990	0.010	2,494	199,842	0.012	2,376
Pascua-Lama	(proven and probable)	424,117	0.042	17,861	423,931	0.042	17,845
	(mineral resource)	269,930	0.025	6,734	231,590	0.027	6,260
Veladero	(proven and probable)	481,153	0.022	10,558	483,181	0.023	11,291
	(mineral resource)	44,029	0.011	464	51,130	0.012	600
Lagunas Norte	(proven and probable)	214,418	0.029	6,151	210,104	0.031	6,618
	(mineral resource)	35,164	0.014	505	40,529	0.019	756
Pierina	(proven and probable)	67,865	0.011	771	59,947	0.013	791
	(mineral resource)	10,243	0.013	132	18,288	0.015	273
AUSTRALIA PACIFIC						165.000
Porgera (95.00%)	(proven and probable)	75,372	0.084	6,366	83,611	0.089	7,432
	(mineral resource)	27,369	0.071	1,933	19,535	0.074	1,449
Kalgoorlie (50.00%)	(proven and probable)	108,843	0.040	4,394	70,860	0.053	3,780
	(mineral resource)	23,211	0.033	766	46,907	0.025	1,152
Cowal	(proven and probable)	65,280	0.034	2,209	71,050	0.035	2,478
	(mineral resource)	37,191	0.032	1,187	47,349	0.032	1,503
Plutonic	(proven and probable)	2,987	0.135	402	2,078	0.202	420
	(mineral resource)	2,451	0.275	675	3,130	0.262	820
Kanowna Belle	(proven and probable)	5,861	0.142	832	6,813	0.159	1,086
	(mineral resource)	6,326	0.124	786	7,201	0.125	901
Darlot	(proven and probable)	2,805	0.127	357	3,241	0.124	403
	(mineral resource)	1,345	0.192	258	1,676	0.153	256
Granny Smith	(proven and probable)	4,034	0.157	635	4,018	0.154	617
	(mineral resource)	2,507	0.166	417	3,419	0.175	599
Lawlers	(proven and probable)	1,669	0.140	234	2,124	0.166	352
	(mineral resource)	977	0.289	282	1,118	0.249	278
Reko Diq (37.50%)(4)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	1,232,986	0.008	9,506	1,232,986	0.008	9,506
AFRICA
Bulyanhulu (73.90%)	(proven and probable)	22,963	0.342	7,857	23,903	0.341	8,147
	(mineral resource)	14,472	0.154	2,230	9,011	0.236	2,128
North Mara (73.90%)	(proven and probable)	28,997	0.089	2,575	22,502	0.093	2,096
	(mineral resource)	13,025	0.082	1,064	15,183	0.089	1,355
Buzwagi (73.90%)	(proven and probable)	50,036	0.043	2,154	45,277	0.047	2,137
	(mineral resource)	28,910	0.033	947	14,727	0.028	417
Nyanzaga (73.90%)	(proven and probable)	-	-	-	-	-	-
	(mineral resource)	60,186	0.043	2,572	-	-
Tulawaka (51.73%)	(proven and probable)	135	0.348	47	261	0.188	49
	(mineral resource)	500	0.160	80	422	0.159	67
OTHER	(proven and probable)	173	0.306	53	210	0.400	84
	(mineral resource)	37	0.351	13	163	0.307	50
TOTAL	(proven and probable)	3,701,312	0.038	139,931	3,557,470	0.039	139,786
	(mineral resource)	2,966,243	0.027	80,399	2,812,282	0.027	76,319

(1)	Resources which are not reserves do not have demonstrated economic viability.
(2)	See accompanying footnote #1.
(3)	Measured plus indicated resources.
(4)	See accompanying footnote #2.

GOLD MINERAL RESERVES (1)

As at December 31, 2011		PROVEN			PROBABLE			TOTAL
	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	58,885	0.092	5,427	38,440	0.102	3,915	97,325	0.096	9,342
Goldstrike Underground	4,071	0.330	1,344	7,824	0.216	1,691	11,895	0.255	3,035
Goldstrike Property Total	62,956	0.108	6,771	46,264	0.121	5,606	109,220	0.113	12,377
Pueblo Viejo (60.00%)	23,925	0.098	2,342	164,804	0.078	12,831	188,729	0.080	15,173
Cortez	30,714	0.070	2,153	276,165	0.045	12,335	306,879	0.047	14,488
Bald Mountain	86,914	0.019	1,614	220,248	0.016	3,488	307,162	0.017	5,102
Turquoise Ridge (75.00%)	5,000	0.444	2,222	6,986	0.440	3,072	11,986	0.442	5,294
Round Mountain (50.00%)	27,521	0.020	562	55,167	0.015	849	82,688	0.017	1,411
South Arturo (60.00%)	-	-	-	28,237	0.050	1,398	28,237	0.050	1,398
Ruby Hill	965	0.060	58	15,813	0.058	920	16,778	0.058	978
Hemlo	3,661	0.102	375	12,959	0.059	764	16,620	0.069	1,139
Marigold Mine (33.33%)	13,232	0.017	221	64,053	0.015	973	77,285	0.015	1,194
Golden Sunlight	2,689	0.057	153	6,243	0.053	334	8,932	0.055	487
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.019	3,586	800,188	0.017	13,848	990,088	0.018	17,434
Pascua-Lama	43,514	0.050	2,167	380,603	0.041	15,694	424,117	0.042	17,861
Veladero	36,931	0.022	828	444,222	0.022	9,730	481,153	0.022	10,558
Lagunas Norte	17,132	0.036	625	197,286	0.028	5,526	214,418	0.029	6,151
Pierina	6,813	0.015	103	61,052	0.011	668	67,865	0.011	771
AUSTRALIA PACIFIC
Porgera (95.00%)	18,267	0.117	2,138	57,105	0.074	4,228	75,372	0.084	6,366
Kalgoorlie (50.00%)	67,193	0.030	2,047	41,650	0.056	2,347	108,843	0.040	4,394
Cowal	14,774	0.024	353	50,506	0.037	1,856	65,280	0.034	2,209
Plutonic	1,015	0.025	25	1,972	0.191	377	2,987	0.135	402
Kanowna Belle	3,403	0.146	497	2,458	0.136	335	5,861	0.142	832
Darlot	1,627	0.126	205	1,178	0.129	152	2,805	0.127	357
Granny Smith	1,060	0.158	168	2,974	0.157	467	4,034	0.157	635
Lawlers	859	0.157	135	810	0.122	99	1,669	0.140	234
Henty	-	-	-	-	-	-	-	-	-
AFRICA
Bulyanhulu (73.90%)	1,002	0.314	315	21,961	0.343	7,542	22,963	0.342	7,857
North Mara (73.90%)	9,367	0.081	761	19,630	0.092	1,814	28,997	0.089	2,575
Buzwagi (73.90%)	4,039	0.032	129	45,997	0.044	2,025	50,036	0.043	2,154
Tulawaka (51.73%)	36	0.111	4	99	0.434	43	135	0.348	47
OTHER	131	0.344	45	42	0.190	8	173	0.306	53
TOTAL	674,640	0.045	30,602	3,026,672	0.036	109,329	3,701,312	0.038	139,931

COPPER MINERAL RESERVES (1)
As at December 31, 2011		PROVEN			PROBABLE			TOTAL
	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	165	(%)	(millions)	(000’s)	(%)	(millions)
Zaldivar	425,791	0.528	4,496	211,304	0.498	2,106	637,095	0.518	6,602
Lumwana	147,415	0.587	1,731	322,535	0.493	3,178	469,950	0.522	4,909
Jabal Sayid	16,500	2.206	728	10,315	2.201	454	26,815	2.204	1,182
TOTAL	589,706	0.590	6,955	544,154	0.527	5,738	1,133,860	0.560	12,693

(1)	See accompanying footnote #1.

GOLD MINERAL RESOURCES (1,2)

As at December 31, 2011	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade	Contained ozs	Tons	Grade	Contained ozs	Contained ozs	Tons	Grade	Contained ozs
Based on attributable ounces	(000’s)	(oz/ton)	(000’s)	(000’s)	(oz/ton)	(000’s)	(000’s)	(000’s)	(oz/ton)	(000’s)
NORTH AMERICA
Goldstrike Open Pit	886	0.032	28	3,726	0.032	119	147	564	0.055	31
Goldstrike Underground	985	0.341	336	5,092	0.293	1,492	1,828	2,698	0.298	805
Goldstrike Property Total	1,871	0.195	364	8,818	0.183	1,611	1,975	3,262	0.256	836
Pueblo Viejo (60.00%)	2,296	0.062	143	117,898	0.055	6,454	6,597	14,970	0.047	701
Cortez	3,159	0.038	121	51,232	0.071	3,636	3,757	21,881	0.074	1,615
Red Hill - Gold Rush	-	-	-	11,221	0.113	1,273	1,273	41,290	0.139	5,748
Bald Mountain	34,428	0.014	480	88,763	0.013	1,143	1,623	72,491	0.011	787
Turquoise Ridge (75.00%)	7,995	0.128	1,024	54,399	0.122	6,617	7,641	25,494	0.130	3,303
Round Mountain (50.00%)	17,795	0.022	400	65,625	0.014	938	1,338	38,847	0.012	464
South Arturo (60.00%)	-	-	-	21,482	0.039	828	828	10,458	0.023	236
Ruby Hill	1,331	0.024	32	106,295	0.021	2,213	2,245	5,779	0.034	196
Hemlo	2,000	0.110	220	2,735	0.069	190	410	2,937	0.127	374
Marigold Mine (33.33%)	683	0.012	8	10,294	0.012	127	135	3,674	0.013	48
Golden Sunlight	121	0.041	5	595	0.040	24	29	1,605	0.036	57
Donlin Gold (50.00%)	4,261	0.073	313	294,097	0.065	19,190	19,503	50,825	0.059	2,997
SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.008	164	226,634	0.010	2,330	2,494	413,013	0.011	4,513
Pascua-Lama	23,420	0.031	722	246,510	0.024	6,012	6,734	35,590	0.034	1,215
Veladero	3,800	0.009	36	40,229	0.011	428	464	74,600	0.008	573
Lagunas Norte	884	0.014	12	34,280	0.014	493	505	7,920	0.014	109
Pierina	581	0.012	7	9,662	0.013	125	132	9,474	0.006	61
AUSTRALIA PACIFIC
Porgera (95.00%)	9,065	0.080	724	18,304	0.066	1,209	1,933	22,671	0.130	2,936
Kalgoorlie (50.00%)	6,054	0.035	212	17,157	0.032	554	766	348	0.078	27
Cowal	-	-	-	37,191	0.032	1,187	1,187	12,418	0.030	374
Plutonic	240	0.117	28	2,211	0.293	647	675	3,975	0.298	1,183
Kanowna Belle	2,776	0.128	354	3,550	0.122	432	786	5,631	0.104	588
Darlot	766	0.187	143	579	0.199	115	258	1,043	0.215	224
Granny Smith	403	0.159	64	2,104	0.168	353	417	5,316	0.237	1,261
Lawlers	-	-	-	977	0.289	282	282	472	0.316	149
Reko Diq (37.50%)(3)	718,521	0.009	6,466	514,465	0.006	3,040	9,506	1,192,569	0.005	6,399
AFRICA
Bulyanhulu (73.90%)	-	-	-	14,472	0.154	2,230	2,230	6,776	0.350	2,372
North Mara (73.90%)	2,222	0.061	136	10,803	0.086	928	1,064	1,269	0.075	95
Buzwagi (73.90%)	110	0.036	4	28,800	0.033	943	947	8,390	0.034	283
Nyanzaga (73.90%)	-	-	-	60,186	0.043	2,572	2,572	7,381	0.060	442
Tulawaka (51.73%)	-	-	-	500	0.160	80	80	95	0.168	16
OTHER	34	0.353	12	3	0.333	1	13	4	0.250	1

TOTAL	864,172	0.014	12,194	2,102,071	0.032	68,205	80,399	2,102,468	0.019	40,183

COPPER MINERAL RESOURCES (1,2)				165
As at December 31, 2011	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
	Tons	Grade	Contained lbs	Tons	Grade	Contained lbs	Contained lbs	Tons	Grade	Contained lbs
Based on attributable pounds	(000’s)	(%)	(millions)	(000’s)	(%)	(millions)	(millions)	(000’s)	(%)	(millions)
Zaldivar	78,576	0.433	680	59,006	0.462	545	1,225	40,439	0.543	439
Lumwana	4,698	0.713	67	162,737	0.619	2,015	2,082	882,479	0.604	10,660
Jabal Sayid	1,984	1.890	75	4,212	2.077	175	250	19,436	0.962	374
Reko Diq (37.50%)(3)	718,521	0.536	7,697	514,465	0.392	4,034	11,731	1,192,569	0.352	8,393
TOTAL	803,779	0.530	8,519	740,420	0.457	6,769	15,288	2,134,923	0.465	19,866

(1)	Resources which are not reserves do not have demonstrated economic viability.
(2)	See accompanying footnote #1.
(3)	See accompanying footnote #2.

CONTAINED SILVER WITHIN REPORTED GOLD RESERVES (1)

For the year ended Dec. 31, 2011	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable ounces	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Tons (000s)	Grade (oz/ton)	Contained ozs (000s)	Process recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	23,925	0.76	18,144	164,804	0.47	77,956	188,729	0.51	96,100	87.1%
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.06	10,565	800,188	0.04	33,451	990,088	0.04	44,016	69.0%
Pascua-Lama	43,514	1.73	75,454	380,603	1.58	600,795	424,117	1.59	676,249	81.6%
Lagunas Norte	17,132	0.12	2,021	197,286	0.11	21,884	214,418	0.11	23,905	21.6%
Veladero	26,689	0.38	10,259	444,222	0.42	187,436	470,911	0.42	197,695	6.2%
Pierina	6,813	0.58	3,945	61,052	0.32	19,319	67,865	0.34	23,264	37.0%
AFRICA
Bulyanhulu (73.90%)	1,002	0.21	207	21,961	0.28	6,079	22,963	0.27	6,286	75.0%
TOTAL	308,975	0.39	120,595	2,070,116	0.46	946,920	2,379,091	0.45	1,067,515	65.3%

(1) Silver is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED COPPER WITHIN REPORTED GOLD RESERVES (1)
For the year ended Dec. 31, 2011	IN PROVEN GOLD RESERVES			IN PROBABLE GOLD RESERVES			TOTAL
Based on attributable pounds	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Tons (000s)	Grade (%)	Contained lbs (millions)	Process recovery %
NORTH AMERICA
Pueblo Viejo (60.00%)	23,925	0.080	38.3	164,804	0.096	316.0	188,729	0.094	354.3	79.5%
SOUTH AMERICA
Cerro Casale (75.00%)	189,900	0.190	721.3	800,188	0.226	3,613.3	990,088	0.219	4,334.6	87.4%
Pascua-Lama	43,514	0.096	83.7	380,603	0.075	574.4	424,117	0.078	658.1	63.0%
AFRICA
Bulyanhulu (73.90%)	1,002	0.369	7.4	21,961	0.683	299.9	22,963	0.669	307.3	95.0%
Buzwagi (73.90%)	4,039	0.068	5.5	45,997	0.118	108.3	50,036	0.114	113.8	70.0%
TOTAL	262,380	0.163	856.2	1,413,553	0.174	4,911.9	1,675,933	0.172	5,768.1	84.2%

(1)	Copper is accounted for as a by-product credit against reported or projected gold production costs.

CONTAINED SILVER WITHIN REPORTED GOLD RESOURCES (1)
For the year ended Dec. 31, 2011	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable ounces	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)	Ounces (000’s)	Tons (000’s)	Grade (oz/ton)	Contained ozs (000’s)
NORTH AMERICA
Pueblo Viejo (60.00%)	2,296	0.37	839	117,898	0.30	35,723	36,562	14,970	0.37	5,572
SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.04	720	226,634	0.03	7,257	7,977	413,013	0.03	12,594
Pascua-Lama	23,420	0.71	16,708	246,510	0.68	168,459	185,167	35,590	0.45	16,055
Lagunas Norte	884	0.06	50	34,280	0.05	1,778	1,828	7,920	0.05	397
Veladero	3,800	0.16	614	40,229	0.35	14,049	14,663	74,600	0.33	24,523
Pierina	581	0.22	128	9,662	0.19	1,820	1,948	9,474	0.31	2,928
AFRICA
Bulyanhulu (73.90%)	-	-	-	14,472	0.13	1,829	1,829	6,529	0.30	1,949
TOTAL	50,337	0.38	19,059	689,685	0.33	230,915	249,974	562,096	0.11	64,018

(1) Resources which are not reserves do not have demonstrated economic viability.

CONTAINED COPPER WITHIN REPORTED GOLD RESOURCES (1)
For the year ended Dec. 31, 2011	IN MEASURED (M) GOLD RESOURCES			IN INDICATED (I) GOLD RESOURCES			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
NORTH AMERICA
Pueblo Viejo (60.00%)	2,296	0.12	5.5	117,898	0.084	198.3	203.8	14,970	0.077	23.0
SOUTH AMERICA
Cerro Casale (75.00%)	19,356	0.126	48.7	226,634	0.161	730.5	779.2	413,013	0.191	1,580.1
Pascua-Lama	23,420	0.061	28.7	246,510	0.053	261.0	289.7	35,590	0.047	33.7
AFRICA
Buzwagi (73.90%)	110	0.09	0.2	28,800	0.098	56.7	56.9	8,390	0.089	14.9
TOTAL	45,182	0.092	83.1	619,842	0.101	1,246.5	1,329.6	471,963	0.175	1,651.7

(1) Resources which are not reserves do not have demonstrated economic viability.

NICKEL MINERAL RESOURCES (1)
For the year ended Dec. 31, 2011	MEASURED (M)			INDICATED (I)			(M) + (I)	INFERRED
Based on attributable pounds	Tons (000’s)	Grade (%)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)	Contained lbs (millions)	Tons (000’s)	Grade (%)	Contained lbs (millions)
AFRICA
Kabanga (50.00%)	7,606	2.490	378.8	12,897	2.720	701.6	1,080.4	11,464	2.600	596.1

(1)	Resources which are not reserves do not have demonstrated economic viability.